     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997

                                                      REGISTRATION NO. 333-27495
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          GALILEO INTERNATIONAL, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            DELAWARE                            7375                            36-4156005
  (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                       9700 WEST HIGGINS ROAD, SUITE 400
                            ROSEMONT, ILLINOIS 60018
                                 (847) 518-4000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             BABETTA R. GRAY, ESQ.
                SENIOR VICE PRESIDENT, LEGAL AND GENERAL COUNSEL
                          GALILEO INTERNATIONAL, INC.
                       9700 WEST HIGGINS ROAD, SUITE 400
                            ROSEMONT, ILLINOIS 60018
                                 (847) 518-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

              JOEL S. KLAPERMAN, ESQ.                               JEFFREY SMALL, ESQ.
                SHEARMAN & STERLING                                DAVIS POLK & WARDWELL
               599 LEXINGTON AVENUE                                450 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10017
                  (212) 848-4000                                      (212) 450-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [
]  ____________________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] ____________________
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                   PROPOSED              PROPOSED
                                                                    MAXIMUM               MAXIMUM
     TITLE OF EACH CLASS OF               AMOUNT TO BE          OFFERING PRICE           AGGREGATE              AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED(1)           PER SHARE(2)        OFFERING PRICE(2)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value.....      36,797,700 shares            $23.00             $846,347,100            $256,469(3)
==============================================================================================================================



(1) Includes 4,799,700 shares that the U.S. Underwriters have the option to purchase to cover over-allotments, if any.


(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.


(3) Of this amount, $121,213 was paid in connection with the initial filing of the Registration Statement. Accordingly, the Registrant has paid the difference of $135,256 in connection with this filing.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate Cover Page for International Prospectus."

     If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

PROSPECTUS (Subject to Completion)

Issued June 27, 1997

                                 [GALILEO LOGO]


                               31,998,000 Shares


                          Galileo International, Inc.
                                  COMMON STOCK
                            ------------------------


OF THE 31,998,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 12,000,000 SHARES
   ARE BEING SOLD BY THE COMPANY AND 19,998,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL
 NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK BY THE
  SELLING STOCKHOLDERS. OF THE 31,998,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 22,398,600 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND
CANADA BY THE U.S. UNDERWRITERS AND 9,599,400 SHARES ARE BEING OFFERED INITIALLY
  OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $20 AND $23. SEE "UNDERWRITERS" FOR A
  DISCUSSION OF THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC
                                OFFERING PRICE.


                            ------------------------


 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO OFFICIAL NOTICE OF
                    ISSUANCE, ON THE NEW YORK STOCK EXCHANGE


                            UNDER THE SYMBOL "GLC."


                            ------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                  Underwriting
                               Price to           Discounts and         Proceeds to      Proceeds to Selling
                                Public           Commissions(1)         Company(2)          Stockholders
                               --------          --------------         -----------      -------------------
Per Share...............           $                    $                    $                    $
Total(3)................           $                    $                    $                    $

------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

(2) Before deducting expenses payable by the Company, estimated at $3,000,000.


(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 4,799,700 additional Shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $        , $        and $        , respectively.
    See "Underwriters."


                            ------------------------


     The Shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is
expected that delivery of the Shares will be made on or about           , 1997
at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.


                            ------------------------


MORGAN STANLEY DEAN WITTER


               LEHMAN BROTHERS
                               MERRILL LYNCH & CO.
                                            J.P. MORGAN & CO.
                                                      SBC WARBURG INC.


          , 1997


     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                            photo of super computer
                            photos of travel vendors

                                  Galileo logo

                              photo of subscribers

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     UNTIL           , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, BY ANY SELLING STOCKHOLDER OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDERS AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    9
The Company...........................   15
Use of Proceeds.......................   18
Dividend Policy.......................   19
Dilution..............................   19
Capitalization........................   20
Selected Historical Consolidated
  Financial and Operating Data........   21
Pro Forma Condensed Combined Financial
  Information.........................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   30
The CRS Industry......................   37



                                        PAGE
                                        ----
Business..............................   38
Management............................   49
Relationship with Airline Stockholders
  and Certain Transactions............   63
Principal and Selling Stockholders....   66
Description of Capital Stock..........   67
Shares Eligible for Future Sale.......   74
Underwriters..........................   75
Certain United States Tax
  Considerations for Non-United States
  Holders.............................   78
Legal Matters.........................   80
Experts...............................   80
Additional Information................   81
Index to Financial Statements.........  F-1


                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                            ------------------------

     Galileo, Apollo, CarMaster, Client File Plus, Focalpoint, GlobalFares, Inside Availability, LeisureShopper, RoomMaster, Travelpoint and the Globe Device are either registered trademarks and service marks or trademarks and service marks of the Company in the United States and/or other countries. All other trademarks and service marks appearing in this Prospectus are the property of their respective holders.
                            ------------------------

     Certain statements contained herein under "Prospectus Summary," "Risk Factors," "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" including, without limitation, those concerning the Company's strategy and the Company's expansion plans, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, references in this Prospectus to the "Company" and "Galileo International" mean, at all times prior to the time of the consummation of the Offering, Galileo International Partnership and its consolidated subsidiaries (the "Galileo Partnership") and, at all times thereafter, Galileo International, Inc. and its consolidated subsidiaries. Unless otherwise indicated, the information set forth in this Prospectus assumes no exercise of the U.S. Underwriters' over-allotment option.


     Prior to the Offering, the Company was owned by direct or indirect subsidiaries of 11 major North American and European airlines: United Airlines, British Airways, SAirGroup (Swissair), KLM Royal Dutch Airlines ("KLM"), US Airways, Alitalia, Olympic Airways, Air Canada, Aer Lingus, TAP Air Portugal and Austrian Airlines. The term "airline stockholders," when used in this Prospectus in the context of direct and immediate ownership of any equity interest in the Company, means such subsidiaries. When used in any other context, including commercial arrangements with the Company, the term "airline stockholders" may mean such airlines, such subsidiaries or any of their respective affiliates, as the context may require. No reference in this Prospectus to the "airline stockholders" or any such airline is intended to create the implication that any person other than such subsidiaries directly and immediately owns any equity interest in the Company attributed to the applicable airline stockholder. Those airline stockholders that are selling shares of Common Stock in the Offering are referred to in this Prospectus as the "Selling Stockholders." See "Principal and Selling Stockholders."


                                  THE COMPANY


     Galileo International is one of the world's leading providers of electronic global distribution services for the travel industry utilizing a computerized reservation system ("CRS"). The Company provides travel agencies at approximately 36,000 locations, as well as other subscribers, with the ability to access schedule and fare information, book reservations and issue tickets for 525 airlines. Galileo International also provides subscribers with information and booking capability covering 48 car rental companies and more than 200 major hotel chains with approximately 35,000 properties throughout the world. The Company completed more than 300 million bookings in 1996, representing an estimated $50 billion in travel services. The Company's travel agency subscribers operate more than 148,000 computer terminals, all of which are linked to the Company's Data Center, one of the world's largest commercial data processing complexes, a system with an uptime performance record of better than 99.9%. The Company's estimated share of 1996 CRS airline bookings in the United States was 27%; in Europe its estimated share was 39%.


     Galileo International was founded by 11 major North American and European airlines and, as of March 31, 1997, distributed its products in 73 countries on six continents. The Company believes that, based on revenues, it is currently the most internationally diversified provider of electronic global distribution services for the travel industry. More than one-half of the Company's 1996 revenues were derived from bookings made by subscribers outside of the United States. The Company believes that it has attained significant market share in many of the most important and competitive markets for travel services, including the United States and markets in Europe, the Middle East, Africa and the Asia/Pacific region. The Company has entered into and competes in many of these markets using its network of national distribution companies ("NDCs"), a distribution structure that has enabled the Company to work closely with associates that possess detailed knowledge of local travel market conditions. The Company believes that its extensive international business experience, as well as its experience in operating with an internationally diverse group of airline stockholders, provides a firm base for expansion into new overseas markets, many of which offer strong growth potential.

     In addition to its core electronic global distribution services business, the Company offers travel industry-related information services that draw upon the Company's in-depth knowledge of the industry and its expertise in developing and operating complex, mission-critical transaction processing systems. The Company provides the internal reservation system used by United Airlines and operates GlobalFares, a fares quotation system used by approximately 100 airlines worldwide.

THE NDC ACQUISITIONS

     The Company has identified opportunities to acquire NDCs in certain mature CRS markets in which it has significant market share. Vertical integration through the acquisition of these NDCs offers the Company an attractive opportunity to further enhance customer service by allowing the Company to improve its understanding of customers' product and service requirements, as well as to increase its control over product design, service delivery and costs. In particular, the Company believes that ownership of NDCs in these markets will allow it to provide better and more consistent service to multinational travel agencies at locations throughout the world. In addition, vertical integration will enable the Company to capture profits derived from the distribution of its products and to realize certain operational and overhead synergies.


     In connection with this vertical integration strategy, simultaneously with the consummation of the Offering, the Company expects to acquire Apollo Travel Services Partnership ("ATS") at a purchase price of $700.0 million, Traviswiss AG ("Traviswiss") at a purchase price of $8.0 million (as adjusted for cash to be retained by Traviswiss) and, subject to receipt of Dutch regulatory approval, Galileo Nederland BV ("Galileo Nederland") at a purchase price of $2.0 million. ATS, Traviswiss and Galileo Nederland are the NDCs that market the Company's products in the United States, Mexico, certain islands of the Caribbean, Switzerland and The Netherlands. In the event that the Dutch regulatory approval is not received prior to the consummation of the Offering, the Company expects to receive such approval shortly thereafter. The Company intends to acquire Galileo Nederland immediately following receipt of such approval. The Company will use the net proceeds it receives from the Offering, together with borrowings under the Credit Agreement (as defined herein), to pay the aggregate purchase price for these acquisitions (the "NDC Acquisitions").



     In connection with the NDC Acquisitions, the Company will enter into services agreements with the sellers of ATS, Traviswiss and Galileo Nederland whereby such sellers will provide the Company certain marketing and other services designed to assist the Company in growing the businesses of the acquired NDCs. Pursuant to such services agreements, the Company will be required to pay the sellers of ATS, Traviswiss and Galileo Nederland fees of up to $200.0 million, $6.8 million and $4.7 million (each on a present value basis), respectively, in the sixth year following such NDC acquisitions, based on improvements in the Company's airline booking fee revenue in the sellers' respective NDC territories over the five-year period following such NDC acquisitions. In addition, in connection with the Company's acquisitions of Traviswiss and Galileo Nederland, the Company will terminate certain revenue sharing obligations in exchange for the agreement to pay Swissair and KLM, in four annual installments, the aggregate amounts of $22.4 million and $14.8 million, respectively.



     For more information regarding the NDC Acquisitions, see "The Company -- The NDC Acquisitions" and "Use of Proceeds."


STRATEGY

     The Company intends to reinforce its position as a leading provider of electronic global distribution services and to continue to capitalize on its competitive advantages, the key elements of which are: (i) a leading market share, (ii) a well-balanced and global presence, (iii) established relationships with a diverse group of travel vendors and subscribers, (iv) a technologically advanced information system operated by a highly skilled technical staff, (v) a comprehensive offering of innovative products and (vi) a strong business partnership, reinforced through equity ownership, with 11 of the world's leading airlines. From this base of competitive strengths, the Company plans to pursue a strategy that includes the following initiatives:

     - Expanding its influence through vertical integration and strategic alliances;

     - Expanding its core business through enhanced customer service;

     - Accelerating product introduction;

     - Strengthening its technological capabilities;

     - Participating in emerging distribution channels; and

     - Identifying and pursuing travel-related business opportunities.

See "Business -- Strategy."

                                  THE OFFERING


     The offering hereby of 22,398,600 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") in the United States and Canada (the "U.S. Offering") and the concurrent offering of 9,599,400 shares of Common Stock outside of the United States and Canada (the "International Offering") are collectively referred to as the "Offering." The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.



Common Stock offered by the Company:
  U.S. Offering......................................   8,400,000 shares(1)
  International Offering.............................   3,600,000 shares
                                                       ----------
       Total.........................................  12,000,000 shares(1)
                                                       ----------
Common Stock offered by the Selling Stockholders:
  U.S. Offering......................................  13,998,600 shares
  International Offering.............................   5,999,400 shares
                                                       ----------
       Total.........................................  19,998,000 shares
                                                       ----------
Total Offering.......................................  31,998,000 shares(1)
                                                       ==========
Common Stock outstanding after the Offering.......  100,000,000 shares(1),(2)
Use of proceeds...................................  The net proceeds to the Company from the
                                                    Offering, together with borrowings under the
                                                    Credit Agreement, will be used to fund the
                                                    aggregate purchase price for the NDC
                                                    Acquisitions and to fund the initial payments
                                                    due in connection with the termination of
                                                    certain revenue sharing obligations. See "The
                                                    Company -- The NDC Acquisitions" and "Use of
                                                    Proceeds."
Dividend policy...................................  The Company intends to pay regular quarterly cash dividends of $.05 per share, beginning
                                                    with the dividend payable in the fourth
                                                    quarter of 1997 with respect to the operations
                                                    of the Company in the third quarter of 1997.
                                                    However, the declaration and payment of
                                                    dividends, as well as the amount thereof, are
                                                    subject to the discretion of the Company and
                                                    will depend upon a number of factors,
                                                    including the Company's results of operations
                                                    and financial condition. See "Dividend
                                                    Policy."
Risk factors......................................  Prospective investors should consider the risks involved in an investment in the
                                                    Company's Common Stock, including factors
                                                    involving the Company's: (i) dependence upon
                                                    air travel; (ii) dependence upon large travel
                                                    agencies; (iii) relationship with airline
                                                    stockholders; (iv) technology investment; (v)
                                                    dependence upon facilities and network; (vi)
                                                    year 2000 compliance; (vii) competition;
                                                    (viii) expansion into developing and new CRS
                                                    markets; (ix) government regulation; and (x)
                                                    intellectual property rights. See "Risk
                                                    Factors."
NYSE symbol.......................................  GLC


-------------------------
(1) Assumes the U.S. Underwriters' over-allotment option is not exercised. See "Underwriters."


(2) Excludes 8,140,000 shares of Common Stock expected to be reserved for issuance pursuant to the Company's 1997 Stock Incentive Plan and 500,000 shares of Common Stock expected to be reserved for issuance pursuant to the Company's 1997 Non-Employee Director Stock Plan. See "Management -- 1997 Stock Incentive Plan" and "-- Non-Employee Director Stock Plan."

                        SUMMARY HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA


     The summary historical consolidated financial data presented below as of and for each of the years ended December 31, 1994, 1995 and 1996 have been derived from the consolidated financial statements of the Galileo Partnership, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The summary historical consolidated financial data presented below as of and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Galileo Partnership. The unaudited consolidated financial statements of the Galileo Partnership have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. The results for any interim period are not necessarily indicative of the results for a full fiscal year. The unaudited summary pro forma consolidated financial data presented below as of and for the year ended December 31, 1996 and the three months ended March 31, 1997 give effect to (i) the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc.; (ii) the Offering at an assumed initial public offering price of $21.50 per share of Common Stock;
(iii) the incurrence of $474.9 million of indebtedness under the Credit Agreement; and (iv) the NDC Acquisitions. See "Pro Forma Condensed Combined Financial Information." All of the summary data presented below should be read in conjunction with "Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Galileo Partnership, the consolidated financial statements of ATS and the other financial information included elsewhere in this Prospectus.



                                          YEAR ENDED DECEMBER 31,             THREE MONTHS ENDED MARCH 31,
                                   --------------------------------------   --------------------------------
                                                                PRO FORMA                          PRO FORMA
                                    1994     1995      1996       1996       1996       1997         1997
                                   ------   ------   --------   ---------   --------------------------------
                                                                (UNAUDITED)          (UNAUDITED)
                                                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues(1)......................  $813.8   $966.4   $1,088.3   $1,230.8    $279.2     $307.6      $  346.9
Operating expenses(2)............   744.5    826.1      912.9    1,000.3     227.2      241.3         257.4
                                   ------   ------   --------   --------    ------     ------      --------
Operating income.................    69.3    140.3      175.4      230.5      52.0       66.3          89.5
Other income (expense), net(3)...   (16.1)   (16.6)      (8.3)     (35.6)     (2.0)       (.4)         (8.1)
                                   ------   ------   --------   --------    ------     ------      --------
Income before income taxes.......    53.2    123.7      167.1      194.9      50.0       65.9          81.4
Income taxes(4)..................     4.4      2.6        1.9       79.5        .5         .4          32.4
                                   ------   ------   --------   --------    ------     ------      --------
Net income.......................  $ 48.8   $121.1   $  165.2   $  115.4    $ 49.5     $ 65.5      $   49.0
                                   ======   ======   ========   ========    ======     ======      ========
Pro forma net income per share...                               $   1.15                           $    .49
                                                                ========                           ========
Pro forma weighted average number
  of shares outstanding
  (in millions)..................                                  100.0                              100.0
                                                                ========                           ========
BALANCE SHEET DATA
  (AT END OF PERIOD):
Current assets...................  $133.8   $187.3   $  240.8               $249.2     $278.5      $  320.2
Total assets.....................   555.5    569.0      599.9                618.7      631.4       1,465.9
Current liabilities..............   191.5    227.6      199.6                224.5      167.0         276.7
Long-term debt...................   239.8    134.2       70.0                134.2       70.0         544.9
Other long-term obligations......    84.7     77.6       74.9                 80.7       72.7         170.3
Partners' capital................    39.5    129.6      255.4                179.3      321.7            --
Pro forma stockholders' equity...                                                                     474.0
OTHER DATA:
Operating income as a percentage
  of revenue.....................     8.5%    14.5%      16.1%      18.7%     18.6%      21.5%         25.8%
Percentage of revenue from non-
  affiliated customers...........    61.7%    61.6%      64.2%                63.8%      64.5%
Net CRS bookings
  (in millions)(5)...............   255.0    285.4      315.5                 83.3       88.5
Net cash provided by operating
  activities.....................  $135.8   $172.6   $  214.1               $ 17.6     $ 60.4
Capital expenditures(6)..........  $ 33.2   $ 64.5   $   40.0               $  6.3     $ 11.7
Number of employees..............   1,951    1,891      1,849                   --         --
Revenue per employee.............  $   .4   $   .5   $     .6                   --         --


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) Revenues include significant transactions with the airline stockholders and certain of their affiliates. See Note 3 to the consolidated financial statements of the Galileo Partnership appearing elsewhere in this Prospectus.

(2) Operating expenses are categorized into cost of operations and commissions, selling and administrative expenses in the consolidated financial statements.

(3) Other income (expense), net includes interest expense related to the issuance of $340 million of debt in connection with the 1993 combination of Covia Partnership and The Galileo Company Ltd. See "The Company -- The Galileo Partnership." At March 31, 1997, $70.0 million of debt was outstanding.

(4) No provision for income taxes at the Galileo Partnership level is reflected in the historical financial information, as such liability is the responsibility of the partners. Certain of the Company's non-U.S. subsidiaries are subject to income tax.

(5) Transactions in respect of bookings made in the United States, Canada, Mexico and Japan have been converted to a net segment equivalent basis. Bookings made in the rest of the world are reported on a net segment basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(6) Capital expenditures include purchases of property and equipment and purchases of computer software. In addition, the capitalization of internally developed computer software was $25.7 million, $24.5 million, and $21.6 million for the years ended December 31, 1994, 1995 and 1996, respectively. Capitalization of internally developed computer software was $4.8 million for each of the three months ended March 31, 1996 and 1997.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors.

DEPENDENCE UPON AIR TRAVEL

     The Company derives substantially all of its revenues from the travel industry. Accordingly, events affecting the travel industry can significantly affect the Company's earnings. In particular, because a significant portion of the Company's revenues is derived from fees generated by airline bookings, the Company's earnings are especially sensitive to events that affect airline travel and the airlines that participate in the Company's systems. Any adverse occurrence, including political instability, armed hostilities, terrorism, recession, excessive inflation, or strikes, lockouts or other labor disturbances, that results in a significant decline in the volume of air travel or in an overall downturn in the business and operations of the Company's customers in the travel industry could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

DEPENDENCE UPON LARGE TRAVEL AGENCIES

     Travel agencies are the primary channel of distribution for the services offered by travel vendors. In the United States, nearly all travel agencies utilize a CRS, whether operated by the Company or by one of its competitors. The Company's five largest travel agency subscribers, measured in terms of number of 1996 bookings, are American Automobile Association, Inc., American Express Travel Related Services Company, Inc., Business Travel International, S.A. Compagnie Internationale Des Wagon-Lits Et Du Tourisme (Carlson Wagonlit Travel) and Rosenbluth International, Inc., which together accounted for approximately 21% of the bookings through the Company. No single travel agency generated more than 10% of the bookings through the Company in 1996. If the Company were to lose and not replace the bookings generated by one or more of these travel agencies, its business, financial condition and results of operations could be materially adversely affected.

RELATIONSHIP WITH AIRLINE STOCKHOLDERS

     Contribution to the Company's Revenue

     Each airline stockholder participates in the Company's systems for the distribution of its travel services, and in 1996, booking fees charged to the airline stockholders represented, in the aggregate, approximately 32% of the Company's revenue. United Airlines is the largest single travel vendor utilizing the Company's systems, as measured by booking fee revenue, generating booking fees that accounted for approximately 12% of the Company's revenue in 1996. No other travel vendor accounted for 10% or more of the Company's revenue and no other airline stockholder accounted for 5% or more of the Company's revenue in 1996. Although the Company believes that, as a regulatory matter for certain airline stockholders, and as a practical matter for all airline stockholders, each airline stockholder will continue to distribute its travel services through the Company's systems, the loss of booking fees from United Airlines or a number of the other airline stockholders could have a material adverse effect on the business, financial condition and results of operations of the Company.

     Control of the Company


     Upon completion of the Offering, the airline stockholders will own, in the aggregate, approximately 68% of the outstanding Common Stock (65% if the U.S. Underwriters' over-allotment option is exercised in full). The airline stockholders controlled by United Airlines and KLM will be the Company's two largest stockholders, owning approximately 33% and 11% of the outstanding Common Stock, respectively (32% and 10%, respectively, if the U.S. Underwriters' over-allotment option is exercised in full). No other airline stockholder will own more than 10% of the outstanding Common Stock. See "Principal and Selling Stockholders." In addition, the Special Voting Preferred Stock (as defined herein) will allow certain of the airline stockholders to elect a total of seven of the 13 members of the Company's Board of Directors. The airline stockholder controlled by United Airlines will own three shares of such Special Voting Preferred Stock and the airline stockholders controlled by KLM, US Airways, British Airways and SAirGroup will each own one share, each such share entitling the holder thereof (or in certain circumstances, such holder's transferee) to elect one director. As to the remaining six directors, the airline stockholders have agreed, pursuant to the Stockholders' Agreement (as defined herein), to vote their shares of Common Stock in favor of the election of three independent directors who will be nominated by the Board of Directors and three management directors. As a result, as long as the Stockholders' Agreement remains in effect and the airline stockholders own in the aggregate more than 50% of the outstanding Common Stock, the airline stockholders will control the election of the entire Board of Directors. See "Management -- Board Composition," "Relationship with Airline Stockholders and Certain Transactions -- Stockholders' Agreement" and "Description of Capital Stock -- Special Voting Preferred Stock."


     Commercial Arrangements


     Simultaneously with the consummation of the Offering, the Company will enter into sales representation agreements with each of United Airlines and US Airways pursuant to which these airlines will supply the sales force for the Company's Apollo brand reservations products to subscribers in the United States and Mexico. Any failure on the part of United Airlines or US Airways to provide such services in an effective manner, coupled with the Company's inability to replace such services, could weaken the Company's sales efforts in these countries. This, in turn, could have a material adverse effect on the business, financial condition and results of operations of the Company.


     The Company distributes its products in certain territories through NDCs, some of which will be owned in whole or in part by affiliates of the airline stockholders following consummation of the Offering. At such time, distributor sales and services agreements between the Company and the NDCs controlled by Austrian Airlines, Air Canada, Olympic Airways, Aer Lingus, Alitalia and British Airways (collectively, the "Distribution Agreements") will be in effect covering Austria, Canada, Greece, Ireland, Italy and the United Kingdom, respectively. The Distribution Agreements generally provide that they will remain in effect for so long as the relevant airline stockholder continues to own an interest in the Company and the relevant NDC remains an affiliate of such airline stockholder. There can be no assurance that such Distribution Agreements will continue in effect. The termination of certain Distribution Agreements could leave the Company without an effective means of marketing its products in the relevant territory. This, in turn, could have a material adverse effect on the business, financial condition and results of operations of the Company.


     Simultaneously with the consummation of the Offering, the Company will enter into a non-competition agreement with each of the airline stockholders which will prohibit the airline stockholders and their affiliates from competing with the Company in providing reservations services to neutral travel agencies. However, the non-competition agreements include certain exceptions that permit the airline stockholders and their affiliates to, among other things, provide and market certain reservations services to certain customers of the airline stockholders.


     If an airline stockholder believes it will be materially disadvantaged in relation to one of its airline competitors by not being able to engage in an activity that is prohibited by the non-competition agreement, such entity may seek approval to engage in the activity from the Company's Airline Affiliate Review Board (the "AARB"). The AARB, which will be comprised of a representative of each of United Airlines, KLM, Swissair, British Airways and US Airways (so long as the relevant airline stockholder is a beneficial owner of a share of Special Voting Preferred Stock and is not the airline seeking relief), may permit the airline stockholder to engage in the prohibited activity if it determines that the damage to the airline stockholder from continued prohibition of such activity would be greater than the damage that would be suffered by the Company if such activity were allowed. The AARB may condition its permission upon divestiture of the airline stockholder's interest in the Company's capital stock, termination of its right to distribute the Company's products and services or the payment of compensation to the Company.

     The non-competition agreements may be terminated upon 12 months' notice given at any time after the second anniversary of the consummation of the Offering, or upon six months' notice after the third anniversary of such date, provided that the agreements may not be terminated while the airline stockholder controls one of the Company's NDCs. Each non-competition agreement also terminates automatically at such time as the airline stockholder that is a party to such agreement ceases to own any shares of Common Stock, although the agreement will continue to be binding on any NDC of the Company in which such airline stockholder owns an interest. There can be no assurance that the non-competition agreements will remain in effect or that the AARB will not permit an airline stockholder to compete with the Company in a manner detrimental to the Company. This, in turn, could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Relationship with Airline Stockholders and Certain Transactions -- Non-Competition Agreements."

     Because the Company is controlled by the airline stockholders, the foregoing agreements and the other commercial agreements between the Company and the airline stockholders were not the result of arm's-length negotiations between independent parties. In addition, certain of these agreements may be modified, and additional agreements may be entered into by the Company and the various airline stockholders, after completion of the Offering. The Company believes that, to the extent the airline stockholders modify any such arrangements, such modifications would be made in a manner fair to both the Company and the airline stockholders. However, because of the influence over the business and affairs of the Company that has been and may continue to be exercised by the airline stockholders, there can be no assurance that the terms and conditions of such agreements are, and in the future will be, at least as favorable to the Company as could have been or would be obtained in agreements with unaffiliated third parties.

TECHNOLOGY INVESTMENT

     The Company's future results will depend, in part, upon its ability to make timely and cost-effective enhancements and additions to its technology and to introduce new products that meet the business demands of travel vendors and subscribers. The success of new products is dependent on several factors, including proper identification of travel vendors' and subscribers' needs, the cost of developing new products, timely completion and implementation of new products, differentiation of new products from those of the Company's competitors and market acceptance of new products. In addition, maintaining the flexibility to respond to technological and market changes may require substantial expenditures and lead time. There can be no assurance that the Company will successfully identify and develop new products in a timely manner, that products developed by others will not render the Company's offerings obsolete or noncompetitive or that the technologies in which the Company invests will achieve broad acceptance in the marketplace.

     The Company has made a significant investment in its technology infrastructure. This infrastructure results in an operating expense structure that is largely fixed. As a result, in the event of a significant reduction in booking volumes, technology costs would remain relatively constant. If such a reduction continued for a prolonged period, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE UPON FACILITIES AND NETWORK

     The Company's data and transaction processing services are dependent on the Company's Data Center, located near Denver, Colorado. Although the Company believes it has taken sufficient precautions to protect this facility and to achieve network security, a natural or manmade disaster or other calamity that causes significant damage to the facility or the Company's systems would have a material adverse effect on the business, financial condition and results of operations of the Company.

     The Company relies on several communications companies in the United States and internationally to provide network connections between the Data Center and subscribers' access terminals. In particular, the Company relies upon Societe Internationale de Telecommunications Aeronautiques ("SITA"), which is owned by a consortium of airlines and other travel-related businesses, to maintain its data communications and to provide network services for many countries served by the Company. Any significant failure or inability of SITA or other communications companies to provide and maintain network access could have a material adverse effect on the business, financial condition and results of operations of the Company.

YEAR 2000 COMPLIANCE

     The Company has implemented a program designed to ensure that all software used in connection with the Company's products will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. However, with regard to bookings for travel beginning in the year 2000, any failure on the part of the Company, its travel vendor customers or NDCs to ensure that any such software complies with year 2000 requirements, regardless of when such bookings occur, could have a material adverse effect on the business, financial condition and results of operations of the Company.

COMPETITION

     The Company competes in the provision of electronic global distribution services primarily against other large and well-established CRSs in a highly competitive market. The Company's principal competitor in the United States is SABRE, and its competitors in the rest of the world include Abacus, Amadeus/System One, SABRE and Worldspan, each of which offers many products similar to those of the Company. In addition, although there are certain barriers to entry to the CRS market, such as the need for significant capital investment to acquire or develop the hardware, software and network facilities necessary to effectively operate a CRS, as well as subscriber reluctance to change systems once established, the Company is always faced with the possibility that new competitors will enter the CRS market, particularly as new channels for travel distribution develop. Factors affecting the competitive success of electronic global distribution services systems include the depth and breadth of the information offered, the reliability and ease of use of the CRS, the incentives paid to travel agencies and the range of products available to travel vendors, travel agencies and other subscribers. The Company believes it competes effectively with respect to each of these factors. However, increased competition could require the Company to increase spending on marketing or product development or to take other actions that could have a material adverse effect on the business, financial condition and results of operations of the Company.


     Competitive factors could also lead the Company to decrease the amount it charges as booking fees in response to pressure from travel vendors. Any decrease in the amount of such fees, or a change in related booking or billing practices that results in an effective reduction in such fees, could have a material adverse effect on the business, financial condition and results of operations of the Company.


     Competition to attract and retain travel agency subscribers is intense. In highly competitive markets, the Company and other CRSs offer incentive payments to travel agency subscribers if certain productivity or booking volume growth targets are achieved. Although expansion of the use of such incentive payments could adversely affect the Company's profitability, the Company's failure to continue to make such incentive payments could result in the loss of some travel agency subscribers. If the Company were to lose a significant portion of its current base of travel agencies to a competing CRS or if the Company were forced to increase the amounts of such incentive payments significantly, the Company's business, financial condition and results of operations could be materially adversely affected.

     In addition to the traditional competitors described above, the emergence of direct access has provided the Company with new competition from both technology firms and from travel vendors themselves. Competition within the direct access channel currently takes two forms. The first consists of on-line services that provide a link between the end user and the CRS. These entities generate competition among CRSs to provide the "engine" for such booking services. The use of these on-line services, while potentially causing a bypass of the traditional travel agency channel, does not typically divert bookings away from CRSs. The Company believes it competes effectively with other CRSs for business from on-line services providers.

     The second form of competition within the direct access channel is from travel vendors themselves, who may provide consumers with direct access to their internal reservation systems. The Company believes that the features of CRS products which allow subscribers to comparison shop and to obtain greater functionality and more information for the end user reduce the potential that the direct access products sponsored by travel vendors will divert bookings away from CRSs. However, any significant diversion could have a material adverse effect on the business, financial condition and results of operations of the Company.

EXPANSION INTO DEVELOPING AND NEW CRS MARKETS

     A core component of the Company's strategy involves penetrating developing and new CRS markets. These markets generally exhibit lower levels of technology and less developed communications infrastructures than mature CRS markets. The Company is likely to be faced with different cost structures in these markets from those that exist elsewhere. In particular, communications costs in developing and new CRS markets may be higher than in mature markets. Furthermore, in attempting to penetrate these markets, the Company may be faced with other challenges inherent in international expansion, including hiring and training qualified employees, consumer acceptance of technology and political risk. If it is unable to respond to these risks, the Company may not be able to effectively pursue its strategy of penetrating such markets or may not be able to derive sufficient benefit from expansion into these markets. See
"Business -- Electronic Global Distribution Services -- Product Distribution."

GOVERNMENT REGULATION

     United States


     U.S. Department of Transportation regulations (the "U.S. CRS Rules") govern several elements of the CRS industry. To the extent that a CRS is offered to travel agencies within the United States, the U.S. CRS Rules apply to the operation of that system and its marketing to travel agencies and airlines. The U.S. CRS Rules require an airline that directly or indirectly owns five percent or more of a CRS to participate in all other airline-owned CRSs at the same level of functionality at which it participates in its own CRS. Accordingly, CRS owners such as American Airlines, Continental Airlines, Delta Air Lines, Northwest Airlines and TWA all participate at high levels of functionality within the Company's systems. Although the Company does not believe that any of these airlines would terminate its participation in the Company's systems entirely, certain airlines have indicated that they would not participate equally in all CRSs in the absence of the U.S. CRS Rules. The U.S. CRS Rules are scheduled to expire on December 31, 1997; however, the Company believes these rules will be extended. Nonetheless, in the event that such rules were to expire, the decision by several airlines to downgrade their participation in the Company's systems could result in a significant decrease in fees from such airlines. This, in turn, could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business -- Legal and Regulatory Matters -- Regulation."


     European Union

     The Company is also subject to detailed regulation in the European Union (the "EU CRS Rules"). The main purpose of the EU CRS Rules is to encourage free competition among airline vendors by ensuring that all airline vendors and subscribers have equal access to all CRSs operating in the European Union and that the systems and displays of CRSs are neutral and non-discriminatory to all airline vendors, regardless of the size of the airline and whether or not it is an owner of a CRS.


     The EU CRS Rules state that fees charged by CRSs must be non-discriminatory, reasonably structured and reasonably related to the cost of the service provided and used and, in particular, must be the same for the same level of service. CRS bills must be sufficiently detailed to allow participating airlines and subscribers to see exactly which services have been used and participating airlines may disallow certain bookings unless they have previously accepted them. There can be no assurance that the European Commission will not challenge the Company's fee structure or put pressure on the Company to reduce fees charged to certain vendors. Any such action could have the effect of decreasing revenues earned by the Company in Europe. This, in turn, could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Business -- Legal and Regulatory Matters -- Regulation."


INTELLECTUAL PROPERTY RIGHTS

     Among the Company's significant assets are its software and other proprietary information and intellectual property rights. The Company relies on a combination of copyright, trademark and patent laws, trade secrets, confidentiality procedures and contractual provisions to protect these assets. The Company's software and related documentation, however, are protected principally under trade secret and copyright laws, which afford only limited protection. In addition, the laws of some foreign jurisdictions may provide less protection for the Company's proprietary rights than the laws of the United States. Unauthorized use of the Company's intellectual property could have a material adverse effect on the business, financial condition and results of operations of the Company, and there can be no assurance that the Company's legal remedies would adequately compensate it for the damages caused by such use.

     The Company does not believe that any of its products infringes upon the proprietary rights of third parties in any material respect. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claim, with or without merit, could result in substantial costs and diversion of management resources, and a successful claim could effectively block the Company's ability to use or license products in the United States or abroad. Any such claim, therefore, could have a material adverse effect on the business, financial condition and results of operations of the Company.

     Licenses for a number of software products have been granted to the Company. Certain of these licenses, individually and in the aggregate, are material to the business of the Company. Although the Company believes that the risk that it will lose any material license is remote, any such loss could have a material adverse effect on the business, financial condition and results of operations of the Company.

POSSIBLE FUTURE SALES OF COMMON STOCK BY THE AIRLINE STOCKHOLDERS

     Subject to applicable federal securities laws, the Stockholders' Agreement and the restrictions set forth below, any airline stockholder may sell any or all of the Common Stock owned by it after completion of the Offering. Sales or distributions of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. The airline stockholders are not subject to any contractual obligation to retain their Common Stock, except that they have agreed along with the Company, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters. See "Underwriters." The airline stockholders will have registration rights with respect to the Common Stock owned by them following the Offering, which would facilitate any future disposition. As a result, after 180 days, there can be no assurance concerning the period of time during which the airline stockholders will retain their ownership of Common Stock. See "Shares Eligible for Future Sale."


ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE AND OF THE SECURITIES MARKET



     Prior to the Offering, there has been no public market for the shares of Common Stock. Although the Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, there can be no assurance that a regular trading market for the shares of Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. There can be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is offered by the Underwriters in the Offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriters -- Pricing of Offering."



     The market price for the Common Stock may be highly volatile. The Company believes that factors such as announcements by it, or by its competitors or travel vendors, of quarterly variances in financial results could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market may experience extreme price and volume fluctuations which often are unrelated to the operating performance of specific companies. Market fluctuations, perceptions regarding the electronic global distribution services industry and travel-related industries and general economic or political conditions may adversely affect the market price of the Common Stock.



DILUTION



     Purchasers of Common Stock in the Offering will experience an immediate dilution of $25.71 per share (assuming an initial public offering price of $21.50 per share) in the net tangible book value of their shares of Common Stock. See "Dilution."

                                  THE COMPANY


     Galileo International is one of the world's leading providers of electronic global distribution services for the travel industry. The Company provides travel agencies at approximately 36,000 locations, as well as other subscribers, with the ability to access schedule and fare information, book reservations and issue tickets for 525 airlines. Galileo International also provides subscribers with information and booking capability covering 48 car rental companies and more than 200 major hotel chains with approximately 35,000 properties throughout the world. The Company completed more than 300 million bookings in 1996, representing an estimated $50 billion in travel services. The Company's travel agency subscribers operate more than 148,000 computer terminals, all of which are linked to the Company's Data Center, one of the world's largest commercial data processing complexes, a system with an uptime performance record of better than 99.9%. The Company's estimated share of 1996 CRS airline bookings in the United States was 27%; in Europe its estimated share was 39%.


     The Company's principal executive office is located at 9700 West Higgins Road, Suite 400, Rosemont, Illinois 60018 and its telephone number is (847) 518-4000.

THE GALILEO PARTNERSHIP

     The Galileo Partnership, a Delaware general partnership, was formed in September 1993 through the combination of Covia Partnership and The Galileo Company Ltd. Covia Partnership owned the Apollo CRS, which began in 1971 as United Airlines' internal reservation system. United Airlines later established the Apollo business as a separate operating company, and over time sold 50% of the business to affiliates of six other airlines. The Apollo CRS was marketed in North America and Japan. The Galileo Company Ltd. was incorporated in England and Wales in 1987 by five airlines in response to the growing need for CRS automation. Its CRS, the Galileo system, was designed to provide services to the travel industry outside of North America and Japan, principally in Europe. The 1993 combination created a global organization by bringing together two companies which already shared certain common airline owners. This combination resulted in the Company achieving significant synergies, particularly through the consolidation of the data centers operated by each company. In connection with the 1993 combination, ATS was formed to become the NDC for the United States, Mexico and certain islands of the Caribbean.

GALILEO INTERNATIONAL, INC.

     Galileo International, Inc., the issuer of the Common Stock being offered hereby, is a newly organized Delaware corporation formed to be a holding company for the business of the Galileo Partnership. Immediately prior to the consummation of the Offering, the Galileo Partnership will merge with and into a wholly owned limited liability company subsidiary of Galileo International, Inc. Pursuant to such merger, the airline stockholders will receive shares of Common Stock in the same proportion as that of their respective partnership interests in the Galileo Partnership. In addition, certain of the airline stockholders will receive shares of Special Voting Preferred Stock entitling them to elect directors to the Company's Board of Directors. See "Management -- Board Composition" and "Description of Capital Stock -- Special Voting Preferred Stock." The airline stockholders and the Company will also enter into a Stockholders' Agreement, a Registration Rights Agreement, non-competition agreements and various commercial arrangements. See "Relationship with Airline Stockholders and Certain Transactions."

THE NDC ACQUISITIONS

     The Company has identified opportunities to acquire NDCs in certain mature CRS markets in which it has significant market share. Vertical integration through the acquisition of these NDCs offers the Company an attractive opportunity to further enhance customer service by allowing the Company to improve its understanding of customers' product and service requirements, as well as to increase its control over product design, service delivery and costs. In particular, the Company believes that ownership of NDCs in these markets will allow it to provide better and more consistent service to multinational travel agencies at locations throughout the world. In addition, vertical integration will enable the Company to capture profits derived from the distribution of its products and to realize certain operational and overhead synergies.


     In connection with this vertical integration strategy, the Company expects to acquire ATS, Traviswiss and, subject to receipt of Dutch regulatory approval, Galileo Nederland simultaneously with the consummation of the Offering. In the event that the Dutch regulatory approval is not received prior to the consummation of the Offering, the Company expects to receive such approval shortly thereafter. The Company intends to acquire Galileo Nederland immediately following receipt of such approval. The Company will use the net proceeds it receives from the Offering to pay a portion of the aggregate purchase price for the NDC Acquisitions and will use borrowings under the Credit Agreement to pay the balance of the aggregate purchase price. In addition, the Company has entered into a non-binding letter of intent with Air Canada for the purchase of its wholly owned NDC, Galileo Canada Distributions Systems Inc. The Company is currently evaluating and will continue to evaluate acquisitions and joint ventures involving other NDCs. See "Business -- Strategy -- Expanding Influence Through Vertical Integration and Strategic Alliances."


     Apollo Travel Services Partnership

     Prior to the consummation of the Offering, the Company will enter into an agreement (the "ATS Acquisition Agreement") with United Airlines, US Airways and Air Canada and certain of their affiliates (collectively, the "ATS Partners") to acquire ATS at a purchase price of $700.0 million. Pursuant to the ATS Acquisition Agreement, wholly owned subsidiaries of the Company will acquire all of the outstanding general partnership interests in ATS. In connection with its acquisition of ATS, the Company will also enter into an agreement with United Airlines, US Airways and Air Canada, pursuant to which these airlines will provide services related to growing the business of ATS and pursuant to which, during the sixth year following the acquisition of ATS, the Company will pay United Airlines, US Airways and Air Canada a fee of up to $200.0 million (on a present value basis), based on improvements in the Company's air booking fee revenues over the five-year period immediately following the acquisition of ATS. See "Relationship with Airline Stockholders and Certain Transactions -- Commercial Arrangements -- Services Agreements."

     The ATS Acquisition Agreement contains certain customary representations, warranties and covenants. Certain of the representations and warranties made by the ATS Partners will survive for two years after the closing, and certain of the ATS Partners' covenants will survive the closing. The ATS Acquisition Agreement provides that, to the extent the Company has actual knowledge prior to the closing that any of the representations and warranties or covenants of the ATS Partners that survive the closing are not true or have been breached, as the case may be, its sole remedy will be not to consummate the acquisition of ATS. With certain exceptions, the ATS Partners' obligations to indemnify the Company for breaches of their representations, warranties and covenants in the ATS Acquisition Agreement will only apply to the extent such breaches result in liability in excess of $5.0 million, and will be subject to an aggregate limit of $175.0 million.

     Consummation of the acquisition of ATS is subject to the satisfaction (or waiver) of certain conditions set forth in the ATS Acquisition Agreement, including: (i) the accuracy of the representations and warranties of the ATS Partners; (ii) the receipt of certain regulatory approvals; (iii) completion of the Offering and the receipt by the Company of any other required financing; and
(iv) satisfaction of a net asset test.


     ATS, based near Chicago, Illinois, is responsible for the marketing, sales and support of the Company's Apollo brand products in the United States, Mexico and certain islands of the Caribbean. ATS provides its services to approximately 13,000 travel agency locations, representing an estimated 60,000 terminals. Approximately 27% of all 1996 CRS airline bookings in the United States were made through the Company by subscribers served by ATS. ATS's revenue and operating income for the year ended December 31, 1996 were $380.0 million and $85.0 million, respectively. As of December 31, 1996, ATS had net assets of approximately $136.1 million. As of March 31, 1997, ATS had 1,070 employees.


     ATS was established in 1993, when Covia Partnership and The Galileo Company Ltd. combined to form the Galileo Partnership. Previously, Covia Partnership was responsible for all ATS functions.

     Traviswiss AG


     Prior to the consummation of the Offering, the Company will enter into an agreement with SAirGroup and one of its affiliates to acquire Traviswiss at a purchase price of $8.0 million (as adjusted for cash to be retained by Traviswiss). Traviswiss, based in Zurich, Switzerland, was incorporated in 1993 as a wholly owned subsidiary of SAirGroup. Traviswiss provides its services to approximately 1,400 travel agency locations in Switzerland, representing an estimated 6,000 terminals. Approximately 77% of all 1996 CRS airline bookings in Switzerland were made through the Company by subscribers served by Traviswiss. Traviswiss's revenue and operating income for the year ended December 31, 1996 were $29.9 million and $.6 million, respectively. As of December 31, 1996, Traviswiss had net assets of $3.1 million. As of March 31, 1997, Traviswiss had 52 employees.



     In connection with its acquisition of Traviswiss, the Company has agreed to pay SAirGroup a total of $22.4 million in four annual installments, beginning upon the acquisition of Traviswiss, in connection with the termination of certain revenue sharing obligations. See "Relationship with Airline Stockholders and Certain Transactions -- Commercial Arrangements -- Termination of Revenue Sharing Obligations." In addition, in connection with its acquisition of Traviswiss, the Company will enter into an agreement with Swissair, pursuant to which SAirGroup will provide services related to growing the business of Traviswiss and pursuant to which, during the sixth year following the acquisition of Traviswiss, the Company will pay SAirGroup a fee of up to $6.8 million (on a present value basis), based on improvements in the Company's air booking fee revenues over the five-year period immediately following the acquisition of Traviswiss. See "Relationship with Airline Stockholders and Certain Transactions -- Commercial Arrangements -- Services Agreements."


     Galileo Nederland BV


     Prior to the consummation of the Offering, subject to receipt of Dutch regulatory approval, the Company will enter into an agreement with KLM and one of its affiliates to acquire Galileo Nederland at a purchase price of $2.0 million. In the event that the Dutch regulatory approval is not received prior to the consummation of the Offering, the Company expects to receive such approval shortly thereafter. The Company intends to acquire Galileo Nederland immediately following receipt of such approval. Galileo Nederland, based near Amsterdam, The Netherlands, was incorporated in 1988 as a wholly owned subsidiary of KLM. Galileo Nederland provides its services to approximately 1,200 travel agency locations in The Netherlands, representing an estimated 4,200 terminals. Approximately 87% of all 1996 CRS airline bookings in The Netherlands were made through the Company by subscribers served by Galileo Nederland. Galileo Nederland's revenue and operating income for the year ended March 31, 1997 were approximately $8.1 million and $.8 million, respectively. As of December 31, 1996, Galileo Nederland had net assets of approximately $1.4 million. As of March 31, 1997, Galileo Nederland had 41 employees.



     In connection with its acquisition of Galileo Nederland, the Company has agreed to pay KLM a total of $14.8 million in four annual installments, beginning upon the acquisition of Galileo Nederland, in connection with the termination of certain revenue sharing obligations. See "Relationship with Airline Stockholders and Certain Transactions -- Commercial Arrangements -- Termination of Revenue Sharing Obligations." In addition, in connection with its acquisition of Galileo Nederland, the Company will enter into an agreement with KLM pursuant to which KLM will provide services related to growing the business of Galileo Nederland and pursuant to which, during the sixth year following the acquisition of Galileo Nederland, the Company will pay KLM a fee of up to $4.7 million (on a present value basis), based on improvements in the Company's air booking fee revenues over the five-year period immediately following the acquisition of Galileo Nederland. See "Relationship with Airline Stockholders and Certain Transactions -- Commercial Arrangements -- Services Agreements."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of 12,000,000 shares of Common Stock in the Offering are estimated to be approximately $240.8 million (approximately $338.3 million if the U.S. Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $21.50 per share. The net proceeds to the Company from the Offering, together with an additional $474.9 million of borrowings under the Credit Agreement, will be used by the Company to fund the aggregate purchase price for the NDC Acquisitions and to fund the initial payments due in connection with the termination of certain revenue sharing obligations. See "The Company -- The NDC Acquisitions" and "Pro Forma Condensed Combined Financial Statements."


     The following table illustrates the Company's sources and uses of funds:


                                                                   AMOUNT
                                                                   ------
                                                                (IN MILLIONS)
SOURCES OF FUNDS:
     Net proceeds from the Offering.........................       $240.8
     Borrowings under the Credit Agreement..................        474.9
                                                                   ------
          Total sources.....................................       $715.7
                                                                   ======
USES OF FUNDS:
     ATS acquisition........................................       $700.0
     Traviswiss acquisition.................................          8.0
     Galileo Nederland acquisition..........................          2.0
     Initial payments related to the termination of revenue
      sharing obligations...................................          5.4
     Estimated fees and expenses related to borrowings under
      the Credit Agreement..................................           .3
                                                                   ------
          Total uses........................................       $715.7
                                                                   ======


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY


     Although the Company expects to reinvest a substantial portion of its earnings in its business, the Company currently intends to pay regular quarterly cash dividends of $.05 per share, beginning with the dividend payable in the fourth quarter of 1997 with respect to the operations of the Company in the third quarter of 1997. However, the declaration and payment of dividends, as well as the amount thereof, are subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. There can be no assurance that the Company will declare and pay any dividends.


                                    DILUTION


     The deficit in pro forma net tangible book value of the Company at March 31, 1997 was $662.3 million, or $6.62 per share of Common Stock after giving effect to (i) the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc.; (ii) the incurrence of $474.9 million of indebtedness under the Credit Agreement; and (iii) the NDC Acquisitions. Net tangible book value per share of Common Stock represents the amount of total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding.



     After giving effect to the sale of 12,000,000 shares of Common Stock pursuant to the Offering at an assumed initial public offering price of $21.50 per share, the adjusted pro forma deficit in net tangible book value of the Company at March 31, 1997 would have been approximately $421.4 million or $4.21 per share of Common Stock. Such amount represents an immediate dilution of $25.71 per share of Common Stock to investors purchasing shares in the Offering. Dilution per share represents the difference between the amount per share paid by purchasers of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the transactions noted above.


     The following table illustrates the dilution in pro forma net tangible book value per share to new investors:


Assumed initial public offering price per share of Common
  Stock.....................................................              $21.50
Pro forma net tangible book value (deficit) per share of
  Common Stock(1)...........................................     (6.62)
Increase in pro forma net tangible book value per share
  attributable to sale of shares of Common Stock in the
  Offering..................................................      2.41
                                                                ------
Pro forma net tangible book value (deficit) per share of
  Common Stock after the Offering...........................               (4.21)
                                                                          ------
Dilution per share of Common Stock to new investors.........              $25.71
                                                                          ======


---------------

(1) Pro forma net tangible book value (deficit) per share of Common Stock gives effect to (i) the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc.; (ii) the incurrence of $474.9 million of indebtedness under the Credit Agreement; and (iii) the NDC Acquisitions.

                                 CAPITALIZATION


     The following table sets forth information regarding the Company's short-term debt and capitalization (i) at March 31, 1997; (ii) as adjusted to give pro forma effect to the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc. (including the effect of estimated distributions to the Galileo Partnership's partners of undistributed earnings of the Galileo Partnership through March 31, 1997 of approximately $76.3 million), assuming such merger and distribution were consummated at March 31, 1997; and (iii) as further adjusted to give pro forma effect to (a) the Offering at an assumed initial public offering price of $21.50 per share of Common Stock; (b) the incurrence of $474.9 million of indebtedness under the Credit Agreement; and (c) the NDC Acquisitions, assuming such transactions were consummated at March 31, 1997. This table should be read in conjunction with "Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Galileo Partnership, the consolidated financial statements of ATS and the other financial information included elsewhere in this Prospectus.



                                                                            MARCH 31, 1997
                                                           -------------------------------------------------
                                                           HISTORICAL    AS ADJUSTED    AS FURTHER ADJUSTED
                                                           ----------    -----------    -------------------
                                                                         (DOLLARS IN MILLIONS)
Capital lease obligations, current portion.............      $  7.0        $  7.0             $    7.3
Long-term debt, current portion........................          --            --                   --
                                                             ------        ------             --------
                                                             $  7.0        $  7.0             $    7.3
                                                             ======        ======             ========
Capital lease obligations, less current portion........      $ 32.2        $ 32.2             $   32.2
Long-term debt, less current portion...................        70.0          70.0                544.9
Stockholders' equity:
  Special Voting Preferred Stock: $.01 par value; 7
     shares authorized; 7 shares issued and outstanding
     as adjusted and as further adjusted...............          --             *                    *
  Ordinary Preferred Stock: $.01 par value; 25,000,000
     shares authorized; no shares issued...............          --            --                   --
  Common Stock: $.01 par value; 250,000,000 shares
     authorized; 88,000,000 shares issued and
     outstanding as adjusted; 100,000,000 shares issued
     and outstanding as further adjusted(1)............          --            .9                  1.0
  Additional paid-in capital...........................          --         244.6                485.3
  Retained earnings (accumulated deficit)..............          --         (12.3)               (12.3)
                                                             ------        ------             --------
       Total stockholders' equity......................          --         233.2                474.0
Partners' capital, including cumulative translation
  losses...............................................       321.8            --                   --
                                                             ------        ------             --------
Total capitalization...................................      $424.0        $335.4             $1,051.1
                                                             ======        ======             ========


-------------------------

 *  Less than $100,000



(1) Excludes 8,140,000 shares of Common Stock expected to be reserved for issuance pursuant to the Company's 1997 Stock Incentive Plan and 500,000 shares of Common Stock expected to be reserved for issuance pursuant to the Company's 1997 Non-Employee Director Stock Plan. See "Management -- 1997 Stock Incentive Plan" and "-- Non-Employee Director Stock Plan."

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA


     The selected historical consolidated financial data presented below as of December 31, 1993 and for the period September 16 to December 31, 1993 and as of and for each of the years ended December 31, 1994, 1995 and 1996 have been derived from the consolidated financial statements of the Galileo Partnership, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected historical consolidated financial data presented below as of September 15, 1993 (the date immediately prior to the combination of Covia Partnership and The Galileo Company Ltd.) and for the period January 1 to September 15, 1993 have been derived from the consolidated financial statements of Covia Partnership, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected historical consolidated financial data presented below as of and for the year ended December 31, 1992 have been derived from the audited consolidated financial statements of Covia Partnership. The selected historical consolidated financial data presented below as of and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Galileo Partnership. The unaudited consolidated financial statements of the Galileo Partnership have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. The results for any interim period are not necessarily indicative of the results for a full fiscal year. All of the selected data presented below should be read in conjunction with "Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Galileo Partnership, the consolidated financial statements of ATS and the other financial information included elsewhere in this Prospectus.



                                                  PERIOD          PERIOD
                                                 JANUARY 1     SEPTEMBER 16                                 THREE MONTHS
                                 YEAR ENDED         TO              TO         YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                DECEMBER 31,   SEPTEMBER 15,   DECEMBER 31,   --------------------------   ---------------
                                    1992          1993(1)        1993(1)       1994     1995      1996      1996     1997
                                ------------   -------------   ------------    ----     ----      ----      ----     ----
                                                         (DOLLARS IN MILLIONS)                               (UNAUDITED)
INCOME STATEMENT DATA:
Revenues(2)....................    $527.4         $398.3         $ 188.4      $813.8   $966.4   $1,088.3   $279.2   $307.6
Operating expenses(3)..........     444.5          333.9           312.6       744.5    826.1      912.9    227.2    241.3
                                   ------         ------         -------      ------   ------   --------   ------   ------
Operating income (loss)........      82.9           64.4          (124.2)       69.3    140.3      175.4     52.0     66.3
Other income (expense),
  net(4).......................       0.2             --           (16.4)      (16.1)   (16.6)      (8.3)    (2.0)    (0.4)
                                   ------         ------         -------      ------   ------   --------   ------   ------
Income (loss) before income
  taxes........................      83.1           64.4          (140.6)       53.2    123.7      167.1     50.0     65.9
Income taxes(5)................        --             --              --         4.4      2.6        1.9      0.5      0.4
                                   ------         ------         -------      ------   ------   --------   ------   ------
Income (loss) before cumulative
  effect of accounting
  change.......................      83.1           64.4          (140.6)       48.8    121.1      165.2     49.5     65.5
Cumulative effect of accounting
  change(6)....................        --           17.4              --          --       --         --       --       --
                                   ------         ------         -------      ------   ------   --------   ------   ------
Net income (loss)..............    $ 83.1         $ 47.0         $(140.6)     $ 48.8   $121.1   $  165.2   $ 49.5   $ 65.5
                                   ======         ======         =======      ======   ======   ========   ======   ======
BALANCE SHEET DATA (AT END OF
  PERIOD):
Current assets.................    $132.0         $167.6         $ 141.1      $133.8   $187.3   $  240.8   $249.2   $278.5
Total assets...................     454.0          479.9           608.2       555.5    569.0      599.9    618.7    631.4
Current liabilities............      98.2           76.8           170.2       191.5    227.6      199.6    224.5    167.0
Long-term debt.................        --             --           340.0       239.8    134.2       70.0    134.2     70.0
Other long-term obligations....      12.4           49.7           102.8        84.7     77.6       74.9     80.7     72.7
Partners' capital (deficit)....     343.4          353.4            (4.8)       39.5    129.6      255.4    179.3    321.7
OTHER DATA:
Operating income (loss) as a
  percentage of revenue........      15.7%          16.2%          (65.9)%       8.5%    14.5%      16.1%    18.6%    21.5%
Percentage of revenue from
  non-affiliated customers.....      57.8%          57.2%           61.8%       61.7%    61.6%      64.2%    63.8%    64.5%
Net CRS bookings (in
  millions)(7).................     195.1          159.7            59.7       255.0    285.4      315.5     83.3     88.5
Net cash provided by operating
  activities...................    $167.5         $ 74.3         $  26.3      $135.8   $172.6   $  214.1   $ 17.6   $ 60.4
Capital expenditures(8)........    $ 59.5         $ 33.9         $  14.9      $ 33.2   $ 64.5   $   40.0   $  6.3   $ 11.7
Number of employees............        --             --              --       1,951    1,891      1,849       --       --
Revenue per employee...........        --             --              --      $   .4   $   .5   $     .6       --       --


                                            (footnotes appear on following page)

(footnotes from previous page)
-------------------------
(1) On September 16, 1993, the Galileo Partnership was formed by combining Covia Partnership and The Galileo Company Ltd., and distributing certain operations to United Airlines and ATS, a newly formed entity. See "The Company -- The Galileo Partnership." For the period September 16 to December 31, 1993, operating expenses include $120.7 million related to this business combination.

(2) Revenues include significant transactions with the airline stockholders and certain of their affiliates. See Note 3 to the consolidated financial statements of the Galileo Partnership appearing elsewhere in this Prospectus.

(3) Operating expenses are categorized into cost of operations and commissions, selling and administrative expenses in the consolidated financial statements.

(4) Other income (expense), net includes interest expense related to the issuance of $340 million of debt in connection with the 1993 combination of Covia Partnership and The Galileo Company Ltd. At March 31, 1997, $70.0 million of debt was outstanding.

(5) No provision for income taxes at the Galileo Partnership level is reflected, as such liability is the responsibility of the partners. Certain of the Company's non-U.S. subsidiaries are subject to income tax.

(6) Effective January 1, 1993, the Company adopted FAS 106, "Accounting for Postretirement Benefits Other Than Pensions," changing the method of accounting for these benefits. The cumulative effect of adopting FAS 106 as of January 1, 1993 was a charge of $17.4 million.

(7) Transactions in respect of bookings made in the United States, Canada, Mexico and Japan have been converted to a net segment equivalent basis. Bookings made in the rest of the world are reported on a net segment basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(8) Capital expenditures include purchases of property and equipment and purchases of computer software. In addition, the capitalization of internally developed computer software was $18.2 million for the year ended December 31, 1992, $12.7 million for the period ended September 15, 1993, $7.0 million for the period ended December 31, 1993, and $25.7 million, $24.5 million and $21.6 million for the years ended December 31, 1994, 1995 and 1996, respectively. Capitalization of internally developed computer software was $4.8 million for each of the three months ended March 31, 1996 and 1997.

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


     The accompanying pro forma condensed combined financial statements consist of the pro forma condensed combined balance sheet as of March 31, 1997 and the pro forma condensed combined statements of income for the year ended December 31, 1996 and for the three months ended March 31, 1996 and 1997 and are based upon the historical financial statements of the Galileo Partnership, ATS, Galileo Nederland and Traviswiss. The pro forma condensed combined financial statements give pro forma effect to (i) the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc.; (ii) the Offering at an assumed initial public offering price of $21.50 per share of Common Stock; (iii) the incurrence of $474.9 million of indebtedness under the Credit Agreement; and (iv) the NDC Acquisitions, assuming such transactions were consummated on March 31, 1997, with respect to the unaudited pro forma condensed combined balance sheet, and on January 1, 1996, with respect to the unaudited pro forma condensed combined statements of income.


     THE ACCOMPANYING PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS DO NOT PURPORT TO REPRESENT WHAT THE COMPANY'S FINANCIAL POSITION ACTUALLY WOULD HAVE BEEN HAD THE TRANSACTIONS NOTED ABOVE OCCURRED ON THE DATES INDICATED OR TO PROJECT THE COMPANY'S FINANCIAL POSITION AT ANY FUTURE DATE, NOR DO THEY PURPORT TO REPRESENT WHAT THE COMPANY'S OPERATING RESULTS WOULD HAVE BEEN HAD SUCH TRANSACTIONS OCCURRED ON THE DATES INDICATED OR TO PROJECT THE COMPANY'S OPERATING RESULTS FOR ANY FUTURE PERIOD. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma condensed combined financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements of the Galileo Partnership, the consolidated financial statements of ATS and the other financial information included elsewhere in this Prospectus.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 MARCH 31, 1997
                                   UNAUDITED


                                                               GALILEO
                                                              NEDERLAND      PRO FORMA ADJUSTMENTS
                                       GALILEO                   AND       --------------------------      PRO FORMA
                                     PARTNERSHIP     ATS      TRAVISWISS     DEBIT           CREDIT         COMBINED
                                     -----------     ---      ----------     -----           ------        ---------
                                                                      (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.........  $ 71,163     $ 66,602    $   670     $  240,810(a)   $ (710,000)(b)  $   71,163
                                                                              474,590(c)       (5,400)(g)
                                                                                              (67,272)(e)
  Accounts receivable, net..........   190,060       58,146      6,990                        (40,882)(d)     214,314
  Other current assets..............    17,267        2,855      4,167         14,272(f)       (3,867)(e)      34,694
                                      --------     --------    -------     ----------      ----------      ----------
Total current assets................   278,490      127,603     11,827        729,672        (827,421)        320,171
Property and equipment, at cost:
  Land..............................     5,070        2,430         --                                          7,500
  Buildings and improvements........    64,752        2,292         --                                         67,044
  Equipment.........................   240,520       80,571      3,557                           (312)(e)     324,336
  Equipment held for lease..........        --      329,953      1,377                                        331,330
                                      --------     --------    -------     ----------      ----------      ----------
                                       310,342      415,246      4,934             --            (312)        730,210
  Less accumulated depreciation.....   203,828      327,433         --           (204)(e)                     531,057
                                      --------     --------    -------     ----------      ----------      ----------
Net property and equipment..........   106,514       87,813      4,934            204            (312)        199,153
Computer software, net..............   241,799           --         --                                        241,799
Intangible assets...................        --           --         --        372,000(g)                      616,468
                                                                              244,468(g)
Other noncurrent assets.............     4,637       17,864         --         28,293(f)                       88,294
                                                                               37,200(g)
                                                                                  300(c)
                                      --------     --------    -------     ----------      ----------      ----------
                                      $631,440     $233,280    $16,761     $1,412,137      $ (827,733)     $1,465,885
                                      ========     ========    =======     ==========      ==========      ==========
LIABILITIES AND EQUITY
Current liabilities:
  Accounts payable..................  $ 20,461     $ 29,003    $ 8,521     $   (3,641)(d)                  $   50,691
                                                                               (3,653)(e)
  Accrued commissions...............    79,006           --         --        (37,241)(d)                      41,765
  Distributions payable.............        --           --         --                         76,262(i)       76,262
  Other accrued liabilities.........    67,515       29,333        583            (81)(e)      10,600(g)      107,950
  Long-term debt, current portion...        --           --      1,486         (1,486)(e)                          --
                                      --------     --------    -------     ----------      ----------      ----------
Total current liabilities...........   166,982       58,336     10,590        (46,102)         86,862         276,668
Other accrued liabilities...........    72,687       17,103         --                          4,453(h)      170,326
                                                                                               54,883(f)
                                                                                               21,200(g)
Long-term debt, less current
  portion...........................    70,000           --      1,726         (1,726)(e)     474,890(c)      544,890
Capital stock.......................        --           --      1,402         (1,402)(b)       1,000(a)        1,000
Additional paid-in capital..........        --           --     10,565        (10,565)(b)     561,581(a)      485,319
                                                                              (76,262)(i)
Retained earnings (accumulated
  deficit)..........................        --           --     (7,522)       (12,318)(f)       7,522(b)      (12,318)
Partners' capital, including
  cumulative translation losses.....   321,771      157,841         --        (67,272)(e)                          --
                                                                              (90,569)(b)
                                                                             (321,771)(a)
                                      --------     --------    -------     ----------      ----------      ----------
                                      $631,440     $233,280    $16,761     $ (627,987)     $1,212,391      $1,465,885
                                      ========     ========    =======     ==========      ==========      ==========


  See accompanying notes to pro forma condensed combined financial statements.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          QUARTER ENDED MARCH 31, 1997
                                   UNAUDITED


                                                          GALILEO
                                                         NEDERLAND     PRO FORMA ADJUSTMENTS
                                  GALILEO                   AND       ------------------------       PRO FORMA
                                PARTNERSHIP     ATS      TRAVISWISS     DEBIT          CREDIT        COMBINED
                                -----------     ---      ----------     -----          ------        ---------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Services revenues.............   $307,646     $101,769     $10,002    $ (88,004)(j)   $ 15,462(n)      $346,875
Costs and expenses:
  Cost of operations..........     61,265       53,618       6,388        7,813(k)      (2,048)(j)      127,036
  Commissions, selling and
    administrative............    180,070       19,194       1,598       15,462(n)     (85,956)(j)      130,368
                                 --------     --------     -------    ---------       --------      -----------
                                  241,335       72,812       7,986       23,275        (88,004)         257,404
                                 --------     --------     -------    ---------       --------      -----------
Operating income..............     66,311       28,957       2,016     (111,279)       103,466           89,471
Other income (expense):
  Interest income (expense),
    net.......................     (1,774)         626         (67)      (8,311)(l)                      (9,526)
  Other, net..................      1,370          105           9                                        1,484
                                 --------     --------     -------    ---------       --------      -----------
Income before income taxes....     65,907       29,688       1,958     (119,590)       103,466           81,429
Income taxes..................        415           --         142       31,852(m)                       32,409
                                 --------     --------     -------    ---------       --------      -----------
Net income....................   $ 65,492     $ 29,688     $ 1,816    $(151,442)      $103,466         $ 49,020
                                 ========     ========     =======    =========       ========      ===========
Pro forma weighted average
  number of shares
  outstanding.................                                                                      100,000,000
                                                                                                    ===========
Pro forma earnings per
  share.......................                                                                         $    .49
                                                                                                    ===========


  See accompanying notes to pro forma condensed combined financial statements.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          QUARTER ENDED MARCH 31, 1996
                                   UNAUDITED


                                                         GALILEO
                                                        NEDERLAND     PRO FORMA ADJUSTMENTS
                                  GALILEO                  AND       -----------------------       PRO FORMA
                                PARTNERSHIP     ATS     TRAVISWISS     DEBIT         CREDIT        COMBINED
                                -----------     ---     ----------     -----         ------        ---------
                                                               (IN THOUSANDS)
Services revenues.............   $279,177     $98,241    $10,220     $ (86,698)(j)  $ 14,235(n)      $315,175
Costs and expenses:
  Cost of operations..........     62,877      52,842      8,252         7,813(k)     (3,274)(j)      128,510
  Commissions, selling and
    administrative............    164,278      17,841      1,271        14,235(n)    (83,424)(j)      114,201
                                 --------     -------    -------     ---------      --------      -----------
                                  227,155      70,683      9,523        22,048       (86,698)         242,711
                                 --------     -------    -------     ---------      --------      -----------
Operating income..............     52,022      27,558        697      (108,746)      100,933           72,464
Other income (expense):
  Interest income (expense),
    net.......................     (2,335)      2,066        (67)       (8,311)(l)                     (8,647)
  Other, net..................        284         441          8                                          733
                                 --------     -------    -------     ---------      --------      -----------
Income before income taxes....     49,971      30,065        638      (117,057)      100,933           64,550
Income taxes..................        481          --         76        25,779(m)                      26,336
                                 --------     -------    -------     ---------      --------      -----------
Net income....................   $ 49,490     $30,065    $   562     $(142,836)     $100,933         $ 38,214
                                 ========     =======    =======     =========      ========      ===========
Pro forma weighted average
  number of shares
  outstanding.................                                                                    100,000,000
                                                                                                  ===========
Pro forma earnings per
  share.......................                                                                       $    .38
                                                                                                  ===========


  See accompanying notes to pro forma condensed combined financial statements.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996
                                   UNAUDITED


                                                           GALILEO
                                                          NEDERLAND
                                   GALILEO                   AND         PRO FORMA ADJUSTMENTS          PRO FORMA
                                 PARTNERSHIP     ATS      TRAVISWISS     DEBIT          CREDIT          COMBINED
                                 -----------     ---      ----------     -----          ------          ---------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Services revenues..............  $1,088,259    $379,977     $38,052    $(331,174)(j)   $  55,688(n)     $1,230,802
Costs and expenses:
  Cost of operations...........     250,788     213,411      31,014       31,253(k)      (12,013)(j)       514,453
  Commissions, selling and
    administrative.............     662,132      81,595       5,596       55,688(n)     (319,161)(j)       485,850
                                 ----------    --------     -------    ---------       ---------       -----------
                                    912,920     295,006      36,610       86,941        (331,174)        1,000,303
                                 ----------    --------     -------    ---------       ---------       -----------
Operating income...............     175,339      84,971       1,442     (418,115)        386,862           230,499
Other income (expense):
  Interest income (expense),
    net........................      (8,060)      4,712        (333)     (33,242)(l)                       (36,923)
  Other, net...................        (181)      1,342         137                                          1,298
                                 ----------    --------     -------    ---------       ---------       -----------
Income before income taxes.....     167,098      91,025       1,246     (451,357)        386,862           194,874
Income taxes...................       1,882          --         106       77,519(m)                         79,507
                                 ----------    --------     -------    ---------       ---------       -----------
Net income.....................  $  165,216    $ 91,025     $ 1,140    $(528,876)      $ 386,862         $ 115,367
                                 ==========    ========     =======    =========       =========       ===========
Pro forma weighted average
  number of shares
  outstanding..................                                                                        100,000,000
                                                                                                       ===========
Pro forma earnings per share...                                                                              $1.15
                                                                                                       ===========


  See accompanying notes to pro forma condensed combined financial statements.

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                           (UNAUDITED, IN THOUSANDS)

     The accompanying pro forma condensed combined balance sheet reflects the following pro forma adjustments as if the transactions giving rise thereto had been consummated on March 31, 1997:


          (a) To reflect the merger of the Galileo Partnership with and into a wholly owned limited liability company subsidiary of Galileo International, Inc. and the initial public offering of 12,000,000 shares of Common Stock of the Company at an assumed initial public offering price of $21.50 per share, resulting in estimated net proceeds to the Company of approximately $240,810.


          (b) To record the acquisitions of ATS, Galileo Nederland and Traviswiss for $700,000, $2,000 and $8,000, respectively, and the transfer of equity to additional paid-in capital.


          (c) To record the estimated net proceeds from borrowings of $474,590 under the Credit Agreement, net of estimated debt issuance costs of $300.


          (d) To record the elimination of the intercompany accounts between the Galileo Partnership and ATS, Galileo Nederland, and Traviswiss upon the combination of the entities.


          (e) To record the elimination of assets not acquired and liabilities not assumed as part of the NDC Acquisitions. The Company is currently in discussions with United Airlines whereby a portion of the ATS cash may be retained by the Company and paid to United Airlines within one year of consummation of the Offering.



          (f) To record deferred income taxes resulting from the incorporation of the combined entities. Not reflected in the pro forma condensed combined statements of income is the nonrecurring charge to income tax expense to reflect the establishment of deferred tax assets and liabilities for the Company at the time of the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc.


          (g) To record the payments made in connection with the NDC Acquisitions and the termination of certain revenue sharing obligations, as follows:

Purchase price of the NDC Acquisitions and initial payments
  due in connection with the termination of certain revenue
  sharing obligations.......................................    $715,400
Fair market value of net tangible assets acquired...........     (97,985)
Fair market value of intangible assets acquired.............    (372,000)
Asset recorded in connection with the termination of certain
  revenue sharing obligations...............................     (37,200)
Liability incurred in connection with the termination of
  certain revenue sharing obligations.......................      31,800
Net pension liability recognized............................       4,453
                                                                --------
Excess of purchase price over fair value of the net assets
  of businesses acquired....................................    $244,468
                                                                ========

          (h) To record the estimated net pension liability of $4,453 to be assumed as a result of the acquisition of ATS. The pro forma net pension liability to be assumed is based on an estimate, prepared by ATS's actuaries, of the amounts of pension obligations and plan assets attributable to employees of ATS as of December 31, 1996. The actual obligation assumed will depend upon the amounts of pension obligations and plan assets, as determined by the Company's actuaries, at the date that the acquisition occurs.

          (i) To record the estimated distributions to the Galileo Partnership's partners of undistributed earnings of the Galileo Partnership through March 31, 1997.

                           (UNAUDITED, IN THOUSANDS)

     The accompanying pro forma condensed combined statements of income for the year ended December 31, 1996 and for the three months ended March 31, 1996 and 1997 reflect the following pro forma adjustments as if the transactions giving rise thereto had been consummated on January 1, 1996:

          (j) To record the elimination of intercompany revenues and expenses between the Galileo Partnership, ATS, Galileo Nederland and Traviswiss upon the combination of the entities.

          (k) To record the annual amortization of the pro forma excess of the purchase price over the fair value of the net assets of businesses acquired of $9,779 and annual amortization of other intangibles acquired of $21,474 in association with the NDC Acquisitions. The excess of the purchase price over the fair value of the net assets of businesses acquired is amortized over 25 years based on technological and economic factors. The intangible assets acquired are amortized over 19 years based on ATS's experience with managing customer relationships.


          (l) To record interest expense and amortization of deferred financing costs associated with the additional borrowings under the Credit Agreement at an estimated rate of 7.0% per annum.


          (m) To record the estimated income tax expense related to pre-tax pro forma condensed combined income of the combined entities at the Company's estimated effective tax rate of approximately 40%.


          (n) To conform the accounting policy of ATS related to subscriber incentive payments to the accounting policy of the Galileo Partnership.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Prior to the consummation of the Offering, the business of the Company was conducted through the Galileo Partnership. Immediately prior to the consummation of the Offering, the Galileo Partnership will be merged into a wholly owned limited liability company subsidiary of Galileo International, Inc. As a result of this merger, (i) the Company will become subject to U.S. federal and state income taxes that were previously borne by the partners of the Galileo Partnership and (ii) the Company will incur a nonrecurring charge to income tax expense to reflect the establishment of deferred tax assets and liabilities arising at the time of the merger. Upon the merger, the airline stockholders' partnership interests will be replaced with Common Stock of the Company in the same proportion as that of their respective partnership interests in the Galileo Partnership.

     The Company generates most of its revenues from the provision of electronic global distribution services. Booking fees are the primary source of this revenue and are charged to travel vendors for reservations made through the Company. Booking fees depend on several factors, including the type of reservation booked (primarily air, car rental or hotel), the location of the booking and the level of travel vendor participation in the Company's systems.


     The booking fee structure to airlines varies based upon the location of the subscriber generating the booking. For bookings made in the United States, Canada, Mexico and Japan, the Company charges airlines a fee per transaction and, thereby, earns a separate fee for each booking and for each cancellation. In the rest of the world, the Company charges airlines a booking fee per "net segment." In that case, the Company earns a fee for net bookings (gross bookings, less cancellations). Globally, non-air travel vendors are generally charged a fee per net booking. The Company also charges premiums for higher levels of functionality selected by the travel vendors. Since April 1996, all booking fees and related premiums have been charged and paid in U.S. dollars. See "Business -- Electronic Global Distribution Services -- Customer Base:
Travel Vendors."


     In addition to booking fees and related premiums paid by travel vendors, subscribers generally pay NDCs fees for hardware, software and certain services. Such fees are often discounted or waived for travel agency subscribers, depending upon the level of bookings generated by the travel agency. In highly competitive markets, the Company often makes incentive payments to travel agency subscribers that achieve defined productivity or booking volume growth objectives.


     The Company also provides information services to airlines, including certain of its airline stockholders. The Company currently provides fares quotation services, internal reservation services, other internal management services and software development services to such airlines. See "Business -- Information Services."


     The Company's earnings can be significantly impacted by events that affect the travel industry. Such impact is typically caused by economic and other conditions that decrease the number of bookings made through the Company's systems as a result of decreased demand for airline seats and other travel services. Other events, such as increased airline competition from low cost carriers, excess capacity or deterioration of an airline's financial condition, can often cause fare promotions within the airline industry. This may result in an increased number of transactions and bookings for the Company, thereby stimulating the Company's revenue-earning capability.

     The following table summarizes revenues by affiliation and geographic location as a percentage of total revenues for each of the periods indicated:


                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------    THREE MONTHS ENDED
                                                      1994      1995      1996       MARCH 31, 1997
                                                      ----      ----      ----     ------------------
Affiliated customers(1)..........................     38.3%     38.4%     35.8%           35.5%
Non-affiliated customers.........................     61.7      61.6      64.2            64.5
                                                     ------    ------    ------     --------
     Total revenues..............................    100.0%    100.0%    100.0%          100.0%
                                                     ======    ======    ======     ========
United States(2).................................     59.2%     52.4%     49.2%           47.9%
Rest of world(2).................................     40.8      47.6      50.8            52.1
                                                     ------    ------    ------     --------
     Total revenues..............................    100.0%    100.0%    100.0%          100.0%
                                                     ======    ======    ======     ========


-------------------------
(1) Customers that are affiliated with one or more of the Company's airline stockholders.

(2) The location of the travel agent making the booking determines the geographic region credited with the related revenues.

     Revenues from affiliated customers have decreased as a percentage of total revenues, as a result of the continued growth of booking volumes from non-affiliated travel vendors. Non-affiliated customer revenue has increased at a compound annual growth rate of 17.9% for the three-year period ended December 31, 1996 compared to a compound annual growth rate of 15.6% for total revenues for the same period. Of the revenue generated in 1996, approximately 35.8% was earned from affiliates, including $355.5 million and $34.4 million related to electronic global distribution services and information services, respectively.

     The Company has a strong international presence and expects revenues generated by international travel agency bookings to continue to increase as a percentage of total revenues as a result of expansion in key areas such as the Asia/Pacific region, including high growth markets such as India and Thailand. Revenues generated outside of the United States increased from 40.8% of total revenues in 1994 to 50.8% of total revenues in 1996. Revenues earned outside of the United States have increased at a compound annual growth rate of 29.1% for the three-year period ended December 31, 1996, compared to a compound annual growth rate of 5.4% for revenues from the United States and a compound annual growth rate of 15.6% for total revenues for the same period.

     The Company's expenses consist primarily of commissions paid to NDCs, costs associated with the operation of the Data Center and wages and benefits payable to employees of the Company. Substantially all of the Company's expenses are denominated and paid in U.S. dollars, with the exception of operating expenses incurred outside of the United States. Costs of operations shown on the Company's statements of income consist primarily of the costs of operating the Data Center (including wages and benefits of Data Center and other technical services personnel, and hardware, software and communications costs) and costs of operating Company-owned NDCs. Commissions, selling and administrative expenses shown on the Company's statements of income consist primarily of commissions payable to NDCs and other costs of the Company's selling and administrative functions. NDC commissions are generally based on a percentage of booking revenues and have, therefore, grown at a rate consistent with the growth in booking fees by country. The Company does not pay commissions to Company-owned NDCs.


     The Company currently owns nine NDCs and, concurrent with the Offering, subject to receipt of Dutch regulatory approval with respect to the acquisition of Galileo Nederland, will purchase three additional NDCs. The Company has also entered into a non-binding letter of intent with Air Canada to purchase its wholly owned NDC, Galileo Canada Distributions Systems Inc. See "The Company -- The NDC Acquisitions." The Company is evaluating and will continue to evaluate the acquisition of other NDCs. See "Business -- Strategy -- Expanding Influence Through Vertical Integration and Strategic Alliances." The NDC Acquisitions will result in the assumption of the operating costs of the acquired NDCs, offset by
(i) increased revenues related to charges to travel agency subscribers for the provision of hardware needed to access the Company's systems and, in the case of ATS, information services provided to United Airlines and (ii) the elimination of commission payments to these NDCs. Increased interest expense and amortization of goodwill and intangibles will also occur as a result of the NDC Acquisitions. See "Pro Forma Condensed Combined Financial Information."

     Aggregate wages and benefits grew at a compound annual rate of 2.9% for the three-year period ended December 31, 1996, compared to a compound annual growth rate of 15.6% for total revenues for the same period, reflecting the Company's operating leverage and commitment to controlling costs and improving employee productivity, while still providing competitive compensation packages to employees. In addition, communications costs per booking have decreased, reflecting economies of scale and rate reductions negotiated with service providers. Approximately 48.1% of operating expenses was paid to affiliates in 1996, primarily representing commissions paid to NDCs owned by the airline stockholders.

     Operating income increased as a percentage of revenue from 8.5% in 1994 to 16.1% in 1996. This improvement in operating margin has been a key Company objective in recent years, achieved through expense control initiatives such as headcount rationalization and favorable supplier negotiations which have allowed the Company to capitalize on its purchasing power. In addition, the use of newer and lower-cost technology alternatives contributed to increased operating income.

SEASONALITY

     The travel industry is seasonal in nature. Historically, bookings and the fees earned for such bookings are significantly lower each year in the fourth quarter, primarily in December. This decrease is due to early bookings by customers for holiday travel and due to a decrease in business travel during the holiday season.

     The following table summarizes certain quarterly financial and other data for the Company for 1995 and 1996:


                                                             FIRST       SECOND        THIRD       FOURTH
                                                            QUARTER      QUARTER      QUARTER      QUARTER
                                                            -------      -------      -------      -------
                                                                  (IN MILLIONS, EXCEPT PERCENTAGES)
1995:
Revenues................................................    $242.8       $251.2       $247.9       $224.5
Operating income........................................    $ 40.4       $ 38.3       $ 36.7       $ 24.9
Net income..............................................    $ 35.5       $ 35.2       $ 31.8       $ 18.6
Operating income as a percentage of revenue.............      16.6%        15.2%        14.8%        11.1%
Net CRS bookings(1).....................................      75.1         74.2         72.5         63.6
1996:
Revenues................................................    $279.2       $278.0       $277.6       $253.5
Operating income........................................    $ 52.0       $ 50.0       $ 43.9       $ 29.5
Net income..............................................    $ 49.5       $ 46.7       $ 41.4       $ 27.6
Operating income as a percentage of revenue.............      18.6%        18.0%        15.8%        11.6%
Net CRS bookings(1).....................................      83.3         80.6         80.3         71.3


-------------------------
(1) Transactions in respect of bookings made in the United States, Canada, Mexico and Japan have been converted to a net segment basis. Bookings made in the rest of the world are reported on a net segment basis. See "Business -- Electronic Global Distribution Services -- Customer Base:
    Travel Vendors."

     Except for the fourth quarter, the seasonality reflected above is not necessarily indicative of future quarterly results as the Company cannot predict the timing of airline fare promotions or their impact on the Company's quarterly results.

RESULTS OF OPERATIONS

     The following table sets forth certain items from the Company's consolidated statements of income expressed as a percentage of total revenues for the periods indicated.


                                                                                        THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                   MARCH 31,
                                              ---------------------------------         -------------------
                                              1994          1995          1996          1996          1997
                                              ----          ----          ----          ----          ----
Total revenues..............................  100.0%        100.0%        100.0%        100.0%        100.0%
Operating expenses..........................   91.5          85.5          83.9          81.4          78.5
                                              -----         -----         -----         -----         -----
Operating income............................    8.5          14.5          16.1          18.6          21.5
Other expenses, net.........................    2.0           1.7           0.7           0.7           0.1
                                              -----         -----         -----         -----         -----
Income before income taxes..................    6.5          12.8          15.4          17.9          21.4
Income taxes(1).............................    0.5           0.3           0.2           0.2           0.1
                                              -----         -----         -----         -----         -----
          Net income........................    6.0%         12.5%         15.2%         17.7%         21.3%
                                              =====         =====         =====         =====         =====


-------------------------
(1) As a general partnership, the Company was not subject to U.S. federal or state income tax, but certain of its non-U.S. subsidiaries were subject to income tax. As a corporation, in future periods the Company will be subject to U.S. federal and state income tax.

     First Quarter 1997 Compared to First Quarter 1996


     REVENUES. Revenues increased $28.4 million, or 10.2%, to $307.6 million for the first quarter of 1997 from $279.2 million for the first quarter of 1996. Electronic global distribution services revenues related to airline bookings increased 10.5% in the first quarter of 1997 compared to the first quarter of 1996. Electronic global distribution services revenues related to bookings of car rentals and hotel reservations increased 8.5% and 19.6%, respectively, over the same period. This revenue growth resulted principally from increased booking volumes worldwide and, to a lesser extent, from an increase in the price per airline booking charged to travel vendors. This price increase became effective on March 1, 1997.


     OPERATING EXPENSES. Operating expenses increased $14.1 million, or 6.2%, to $241.3 million for the first quarter of 1997 from $227.2 million for the first quarter of 1996. NDC commissions and subscriber incentive payments increased $10.8 million, or 7.6%, to $152.3 million for the first quarter of 1997 from $141.5 million for the first quarter of 1996. The remaining operating expenses increased $3.3 million, or 3.9%, to $89.0 million for the first quarter of 1997 from $85.7 million for the first quarter of 1996, as a result of the Company's continued focus on expense management.

     OTHER EXPENSES, NET. Other expenses, net include interest expense, net of interest income, and foreign exchange gains or losses. Other expenses, net decreased $1.6 million, or 80.0%, to $.4 million for the first quarter of 1997 from $2.0 million for the first quarter of 1996. This decrease was primarily the result of lower interest expense arising from lower debt levels and higher interest income arising from higher average levels of cash and cash equivalents during the first quarter of 1997 as compared to the first quarter of 1996.

     NET INCOME. Net income increased $16.0 million, or 32.3%, to $65.5 million for the first quarter of 1997 from $49.5 million for the first quarter of 1996. Net income as a percentage of revenues increased to 21.3% from 17.7% over the same periods. The provision for income taxes, related to income taxes payable by non-U.S. subsidiaries, remained relatively unchanged at $.4 million and $.5 million, respectively, for the first quarters of 1997 and 1996.

     1996 Compared to 1995

     REVENUES. Revenues increased $121.9 million, or 12.6%, to $1,088.3 million in 1996 from $966.4 million in 1995. Aggregate electronic global distribution services revenues increased 14.0% in 1996. Electronic global distribution services revenues related to airline bookings increased 13.3% in 1996. Electronic global distribution services revenues related to bookings of car rentals and hotel reservations increased 15.9% and 33.0%, respectively, over the same period. This revenue growth was principally the result of increased worldwide booking volumes and participation by travel vendors in the Company's systems at increased levels of functionality. Information services revenues decreased $7.5 million from 1995 to 1996 primarily as a result of the Company's decision to discontinue a line of business during 1995.

     OPERATING EXPENSES. Operating expenses increased $86.8 million, or 10.5%, to $912.9 million in 1996 from $826.1 million in 1995 while revenues increased 12.6%, resulting in an improved operating margin and a decrease in operating expenses as a percentage of revenues to 83.9% in 1996 from 85.5% in 1995. This improvement in operating margin reflected the Company's continued focus on expense management, including lower increases in aggregate wages and benefits resulting from increased productivity along with the negotiation of favorable supplier contracts, especially in the categories of equipment maintenance, communications, travel and facilities.

     NDC commissions and subscriber incentive payments increased $67.5 million, or 14.0%, to $549.0 million in 1996 from $481.5 million in 1995, reflecting the increase in electronic global distribution services revenues and increased subscriber incentive payments. Although a relatively small portion of total operating expenses, subscriber incentive payments represent costs associated with maintaining and expanding the Company's travel agency base. Wages and benefits increased only $2.2 million, or 1.6%, to $142.5 million in 1996 from $140.3 million in 1995, as salary and benefit increases were largely offset by management's efforts to increase productivity and optimize headcount. Equipment maintenance and communications costs were relatively unchanged as a result of negotiated savings with vendors.

     OTHER EXPENSES, NET. In 1996, interest expense was $11.3 million, a decline of $7.6 million, or 40.2%, from $18.9 million in 1995 as a result of the repayment of $81.4 million of indebtedness early in 1996 and 1995 debt repayments of $68.6 million.

     NET INCOME. Net income increased $44.1 million, or 36.4%, to $165.2 million in 1996 from $121.1 million in 1995. Net income as a percentage of revenues increased to 15.2% from 12.5% over the same period.

     1995 Compared to 1994


     REVENUES. Revenues increased $152.6 million, or 18.8%, to $966.4 million in 1995 from $813.8 million in 1994. Electronic global distribution services revenues related to airline bookings increased 19.4% in 1995. Electronic global distribution services revenues related to bookings of car rentals and hotel reservations increased approximately 11.5% and 25.2%, respectively. The strong revenue growth was principally attributable to increased booking volumes throughout the world and, to a lesser extent, exchange rate gains arising from the fact that pricing in certain regions was ECU based. In April 1996, in an effort to better match the Company's revenues with its expenses, the Company converted to dollar-based pricing worldwide, thus eliminating future foreign exchange risk related to revenues.


     OPERATING EXPENSES. Operating expenses increased $81.6 million, or 11.0%, to $826.1 million in 1995 from $744.5 million in 1994. Operating expenses as a percentage of revenues decreased to 85.5% in 1995 from 91.5% in 1994. Commission payments to NDCs and subscriber incentive payments increased $77.3 million, or 19.1%, to $481.5 million in 1995 from $404.2 million in 1994. Other operating expenses increased $4.3 million, or 1.3%, to $344.6 million in 1995 from $340.3 million in 1994. In 1995, efficiencies from the September 1993 combination of Covia Partnership and The Galileo Company Ltd. began to have a favorable impact on operating expenses, especially in the areas of wages and benefits, equipment leases and related software, and travel.

     OTHER EXPENSES, NET. Interest expense decreased $7.0 million, or 27.0%, to $18.9 million in 1995 from $25.9 million in 1994 primarily as a result of the repayment of $70.0 million and $68.6 million of indebtedness during 1995 and 1994, respectively, offset by foreign currency fluctuations and other expense items.

     NET INCOME. Net income increased $72.3 million, or 148.2%, to $121.1 million in 1995 from $48.8 million in 1994 primarily as a result of strong revenue growth compounded by operating efficiencies. Net income as a percentage of revenues increased to 12.5% from 6.0% over the same periods. Income tax expense, related to income taxes of foreign subsidiaries, decreased $1.8 million, or 40.9%, to $2.6 million in 1995 from $4.4 million in 1994 as a result of the establishment of a one-time tax provision in 1994 related to taxation in the United Kingdom.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $71.2 million and working capital totaled $111.5 million at March 31, 1997. At December 31, 1996, cash and cash equivalents totaled $78.2 million and working capital totaled $41.2 million. The increase in working capital from December 31, 1996 to March 31, 1997 resulted from strong operating results in the first quarter of 1997. Cash and cash equivalents increased significantly in 1996 to $78.2 million at December 31, 1996 from $8.4 million at December 31, 1995 despite the repayment of $81.4 million of indebtedness. As a result of the Company's ability to accelerate the repayment of indebtedness, the Company's $340.0 million of indebtedness at September 30, 1993 was reduced to $70.0 million at March 31, 1997.

     The Company's net cash provided by operating activities has grown at a compound annual growth rate of 25.6% to $214.1 million in 1996 from $135.8 million in 1994. This strong growth was primarily attributable to increased net income, which grew at a compound annual growth rate of 84.0% for the same period. Cash in excess of operating requirements is invested daily in liquid, income-producing investments, generally having a maturity of three months or less.

     Cash flow used in investing activities principally relates to purchases of mainframe data processing and network equipment and purchases of computer equipment provided to the Company's travel agency subscribers by Company-owned NDCs. The Company believes future capital expenditures will consist of similar items. The Company expects to purchase equipment that will be provided to subscribers by Company-owned NDCs to upgrade existing computer equipment and to accommodate subscriber base growth. Capital expenditures, excluding the capitalization of internally developed software, were $33.2 million, $64.5 million and $40.0 million for 1994, 1995 and 1996, respectively. The increased 1995 capital spending resulted principally from the procurement of mainframe data processing hardware and investments in automation of certain Data Center operations. The Company estimates that annual capital expenditures in the years immediately following the Offering will range from $110.0 million to $120.0 million. A portion of this increase arises from the purchase of subscriber equipment previously purchased by the acquired NDCs. The Company estimates that the total cost of year 2000 compliance will be approximately $19.0 million, of which $11.0 million is expected to be incurred in 1997. See "Risk Factors -- Year 2000 Compliance."


     The Company is a party to a credit agreement with an international group of banks (the "Credit Agreement") which provides for a $200 million revolving credit facility that matures in July 2001. No principal payments are required until the maturity date. Interest on the outstanding balance is based on a moving one-month, three-month or six-month (depending on the length of borrowing) London Interbank Offer Rate ("LIBOR") (5.5% at December 31, 1996), plus a margin that fluctuates quarterly based on the Company's "cash flow ratio." At December 31, 1996, the margin was an annual rate of .2625%. The Credit Agreement limits, among other things, the sale of fixed assets, dividends and issuance of debt, and it requires that the Company maintain minimum levels of tangible capital, as well as threshold ratios for interest coverage and cash flow. As of December 31, 1996, the Company was in compliance with the covenants of the Credit Agreement. As of March 31, 1997, $70.0 million was outstanding under the Credit Agreement.



     The Company expects that, prior to the consummation of the Offering, the Credit Agreement will be amended and restated so as to increase the revolving credit facility to $600 million. The net proceeds of the Offering, together with additional borrowings under the Credit Agreement as so amended, will be used by the Company to fund the $710.0 million aggregate purchase price for the NDC Acquisitions and to fund initial payments of $5.4 million in connection with the termination of certain revenue sharing obligations. See "The Company -- The NDC Acquisitions" and "Use of Proceeds." The Company expects to repay borrowings under the Credit Agreement within approximately five years of the consummation of the Offering using cash generated by operating activities.


     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its outstanding line of credit. At December 31, 1996, the Company had five interest rate swap agreements, having a total notional value of approximately $120.3 million with fixed interest rates averaging 5.075%. For the year ended December 31, 1996, the effective interest rate on outstanding borrowings under the Credit Agreement was 5.7625%. The Company accounts for its interest rate swap agreements as an adjustment to interest expense. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company's exposure to any credit loss due to nonperformance by the counterparties is mitigated by the fact that such counterparties are major financial institutions. The interest rate swap agreements mature in December 1998.

     The Company also enters into foreign exchange hedging contracts to manage exposure to fluctuations in foreign exchange rates related to the funding of its United Kingdom operations. The arrangements consist of foreign exchange forward contracts with creditworthy counterparties. At December 31, 1996, the Company had entered into foreign exchange forward contracts which provide for purchases of approximately L3.5 million per month through December 31, 1997.

     The Company expects that future cash requirements will principally be for capital expenditures, repayments of indebtedness under the Credit Agreement, acquisitions of additional NDCs, potential new initiatives in the information services business and working capital requirements. The Company believes that cash generated by operating activities will be sufficient to fund its future cash requirements, except that significant NDC acquisitions may require additional borrowings under the Credit Agreement.


     In connection with the NDC Acquisitions, the Company will enter into Services Agreements with the sellers of ATS, Traviswiss and Galileo Nederland whereby such sellers will provide services to the Company related to growing the respective business operations of the acquired NDCs. Pursuant to such Services Agreements, the Company will be required to pay the sellers of ATS, Traviswiss and Galileo Nederland fees of up to $200.0 million, $6.8 million and $4.7 million (each on a present value basis), respectively, in the sixth year following such NDC acquisitions, contingent upon improvements in the Company's airline booking fee revenue in the sellers' respective NDC territories over the five-year period following such NDC acquisitions, as measured by the weighted average annual air segment growth rate and the weighted average annual price increase rate. Beginning in the quarter following the consummation of the Offering, the Company will review and, to the extent deemed appropriate, establish accruals for these payments based on an evaluation of the likelihood that the revenue goals required under the terms of these agreements will be met. See "Relationship with Airline Stockholders and Certain Transactions -- Services Agreements."



     In addition to reinvesting a substantial portion of earnings in its business, the Company currently intends to pay regular quarterly dividends of $.05 per share beginning with the dividend payable in the fourth quarter of 1997 with respect to the operations of the Company in the third quarter of 1997. However, the declaration and payment of dividends, as well as the amount thereof, are subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. There can be no assurance that the Company will declare and pay any dividends. See "Dividend Policy."

                                THE CRS INDUSTRY

     The computerized reservation system industry traces its origin to the internal reservation systems that major United States airlines began to develop and operate in the 1960s. In the mid 1970s, certain airlines, recognizing the revenue-generating potential of providing travel agencies with access to these systems, began to install proprietary CRS terminals within travel agencies. These early reservation systems were largely biased in favor of displaying the services of the airline that owned the CRS, to the disadvantage of competitor airlines.

     Over time, as a result of pressure from travel agencies, other airlines, non-air travel service providers and various governmental regulatory bodies, CRS owners increasingly made available schedule and fare information of competing airlines and other travel vendors. In the 1980s, government regulations were introduced in the United States and Europe that required CRSs to provide unbiased access to information relating to all airlines that desired to offer their services through a CRS. This and other factors led several major airlines to spin off or create independent CRS companies. Since then, many CRSs have evolved into global operators. Growth opportunities in international travel markets, the globalization of the subscriber base and the advantages derived from economies of scale in systems and operations have, in recent years, resulted in a number of consolidations and strategic alliances among previously single-market CRSs.


     Today, the CRS industry provides subscribers with real-time access to schedule, fare and other information and travel booking and ticketing capability for a broad range of travel vendors. CRSs are now the predominant mode of distributing travel services to end users. Over 75% of airline bookings made in the United States are made through CRSs. The CRS industry also facilitates non-air travel-related transactions, including car, hotel, leisure and other travel bookings.


     The CRS industry is organized around two major customer groups: travel vendors (airlines, as well as car rental companies, hotels, cruise lines, tour operators and railroads) and subscribers (travel agencies, corporate travel departments and individuals). Travel vendors make their travel-related services (such as airline seats, car rentals and hotel rooms) available for booking through a CRS. Subscribers access a CRS in order to book travel-related services on behalf of end users.

     Travel Vendors

     Airlines constitute the largest group of travel vendors that participate in CRSs for the distribution of their services. Car rental companies, hotels, cruise lines, tour operators and railroads also distribute their services through CRSs. Travel vendors store, display, manage and sell their services through CRSs. In return, CRSs charge travel vendors booking fees, plus premiums for higher levels of functionality selected by the travel vendors. These levels of functionality generally depend upon the type of communications and real-time access allowed with respect to the particular travel vendor's internal systems.

     Subscribers

     Travel agencies provide the primary channel of distribution for the services offered by travel vendors to end users, and constitute the largest component of the CRS subscriber group. Travel agencies access a CRS using software, and sometimes hardware, provided by the CRS. Although travel agencies initiate and complete the bookings, the booking fee is paid by the travel vendor. Subscribers may pay fees for the use of hardware and software provided by the CRS. Competition among CRS providers to acquire new travel agencies and maintain existing relationships is extremely intense and often requires the CRS to provide volume-based compensation and other economic incentives to travel agencies, especially mid-sized and larger travel agencies. Travel agencies select CRSs based on the depth and breadth of the information offered, the reliability and ease of use of the CRS, the incentives paid to travel agencies and the range of products available. Larger travel agencies frequently use CRSs from multiple providers.

     Direct Access

     Although the travel agency channel is the traditional method of distribution, direct access is an emerging distribution channel which has developed through the widespread acceptance of the Internet and other on-line technology. Direct access allows the travel purchaser to access the CRS or, in certain circumstances, the travel vendor, directly through desk-top software and computer on-line services or through the Internet.

                                    BUSINESS

GENERAL


     Galileo International is one of the world's leading providers of electronic global distribution services for the travel industry. The Company provides travel agencies at approximately 36,000 locations, as well as other subscribers, with the ability to access schedule and fare information, book reservations and issue tickets for 525 airlines. Galileo International also provides subscribers with information and booking capability covering 48 car rental companies and more than 200 major hotel chains with approximately 35,000 properties throughout the world. The Company completed more than 300 million bookings in 1996, representing an estimated $50 billion in travel services. The Company's travel agency subscribers operate more than 148,000 computer terminals, all of which are linked to the Company's Data Center, one of the world's largest commercial data processing complexes, a system with an uptime performance record of better than 99.9%. The Company's estimated share of 1996 CRS airline bookings in the United States was 27%; in Europe its estimated share was 39%.


     The Company was founded by 11 major North American and European airlines and, as of March 31, 1997, distributed its products in 73 countries on six continents. The Company believes that, based on revenues, it is currently the most internationally diversified provider of electronic global distribution services for the travel industry. More than one-half of the Company's 1996 revenues were derived from bookings made by subscribers outside of the United States. The Company believes that it has attained significant market share in many of the most important and competitive markets for travel services, including the United States and markets in Europe, the Middle East, Africa and the Asia/Pacific region. The Company has entered into and competes in many of these markets using its network of national distribution companies, a distribution structure that has enabled the Company to work closely with associates that possess detailed knowledge of local travel market conditions. The Company believes that its extensive international business experience, as well as its experience in operating with an internationally diverse group of airline stockholders, provides a firm base for expansion into new overseas markets, many of which offer strong growth potential. In this regard, the Company intends to focus particular attention on those developing and new CRS markets that are currently characterized by low travel agency automation, but which are expected to undergo significant near-term growth in travel volume.

     In addition to its core electronic global distribution services business, the Company offers travel industry-related information services that draw upon the Company's in-depth knowledge of the industry and its expertise in developing and operating complex, mission-critical transaction processing systems. The Company provides the internal reservation system used by United Airlines and operates GlobalFares, a fares quotation system used by approximately 100 airlines worldwide. The Company intends to explore ways to apply its technological expertise in new lines of business, including consulting for airlines and other travel service providers and providing information processing and network management for travel-related businesses that are increasingly outsourcing such non-core functions.

STRATEGY

     The Company intends to reinforce its position as a leading provider of electronic global distribution services and to continue to capitalize on its competitive advantages, the key elements of which are: (i) a leading market share, (ii) a well-balanced and global presence, (iii) established relationships with a diverse group of travel vendors and subscribers, (iv) a technologically advanced information system operated by a highly skilled technical staff, (v) a comprehensive offering of innovative products and (vi) a strong business partnership, reinforced through equity ownership, with 11 of the world's leading airlines. From this base of competitive strengths, the Company plans to pursue a strategy that includes the initiatives described below.

     Expanding Influence Through Vertical Integration and Strategic Alliances

     The Company operates globally but believes that in-depth knowledge of the local travel markets in which it distributes its products is essential to developing and strengthening its ties to travel vendors and the local travel agencies which generate high booking volumes. The Company will therefore continue to attempt to expand its influence in local markets by seeking opportunities to vertically integrate its operations through the acquisition of NDCs in certain mature CRS markets and, in other markets, by building alliances with influential associates that understand the local travel market and are positioned to design and implement successful sales and marketing programs.

     In mature CRS markets where the Company enjoys a leading market share, the Company's NDCs have developed strong commercial relationships with travel agencies and have established effective sales, marketing and customer support infrastructures. As a result, the Company believes that it can operate and compete in these markets without its NDC being allied with an airline owner. Vertical integration through the acquisition of these NDCs offers the Company an attractive opportunity to further enhance customer service by allowing the Company to improve its understanding of customers' product and service requirements, as well as to increase its control over product design, service delivery and costs. In particular, the Company believes that ownership of NDCs in these markets will allow it to provide better and more consistent service to multinational travel agencies at locations throughout the world. In addition, vertical integration will enable the Company to capture profits derived from the distribution of its products and to realize certain operational and overhead synergies. See "-- Electronic Global Distribution Services -- Product Distribution."

     Expanding the Core Business Through Enhanced Customer Service


     The Company strives to provide superior customer service in order to strengthen relationships with its established base of travel vendors and subscribers and to attract new travel vendors and subscribers to its core electronic global distribution services business. The Company recently reorganized its marketing, sales and distribution functions so that resources are aligned with its two core groups of customers, travel vendors and subscribers, rather than by geographic territory or product line. The Company plans to support this realignment by reallocating its resources so as to increase the number of account managers. As a result, account management professionals will cover fewer travel vendors or subscribers and will have increased responsibility for identifying and satisfying each customer's needs.


     Accelerating Product Introduction

     The Company intends to accelerate the development and deployment of its products in the marketplace. To this end, the Company has established a rapid application development program that is characterized by a set of protocols which identify speed-to-market as a primary objective. The Company believes that early introduction of products is an important factor in generating travel vendor and subscriber interest. The Company includes travel vendors and subscribers early in the product design process and has succeeded in working closely with travel vendors and subscribers in the past to develop such innovative products as GlobalFares, CarMaster and Travelpoint. Through precise control over product specifications and market introduction, the Company monitors the development of its products to ensure continuing market viability and cost effectiveness.

     Strengthening Technological Capabilities

     The Company refines its information technology on a regular basis in order to maintain a cost-effective system that is fully integrated from travel vendor to subscriber and is tailored to individual customer needs. The Company utilizes an architecture with standard open interfaces and protocols to ensure the efficient distribution of information among users. Having accomplished a great number of system performance advancements in recent years, the Company plans to re-direct many of its technology resources from infrastructure enhancement to product development.

     Participating in Emerging Distribution Channels

     Corporate travel departments and individual consumers are demonstrating an increased interest in direct access products. In response, the Company is developing new product offerings for travel agencies and travel vendors which will enable their customers to access travel information through a variety of media. The Company is introducing products with "intuitive" and graphical user interface characteristics and expects that these products will enhance ease of use, and thereby increase acceptance, of direct access products by corporate travel departments and individuals. Among the Company's initiatives are Travelpoint, a desk-top software and network package that links corporate travel departments and individuals to travel agencies, and a variety of direct access products branded and distributed by airlines that use the Company's systems. The Company is currently beta testing a comprehensive corporate travel management system with several large corporations in Europe and North America.

     Identifying and Pursuing Travel-Related Business Opportunities

     The Company expects to diversify beyond its core business and expand its offerings of information services by capitalizing on its travel industry knowledge, existing customer base and technologically advanced resources to cross-sell new products. Airlines, travel agencies and other travel-related businesses continue to face mounting pressure to outsource significant non-core functions such as information technology management. The Company plans to focus its attention in this regard exclusively on the travel industry. The Company believes that its experience in providing information services products to its airline stockholders and other airlines, coupled with its advanced systems and technological resources, make it well-suited to provide internal reservation services and other systems outsourcing to travel-related businesses. In addition, the Company believes its technical staff is well-qualified to provide focused travel industry information technology consulting, which represents the largest related business opportunity and offers attractive margins and relatively low capital risk. The Company believes that these initiatives will diversify revenue sources, enhance customer relationships and reinforce the Company's position as a technological leader in the travel industry.

ELECTRONIC GLOBAL DISTRIBUTION SERVICES

     Markets

     As of March 31, 1997, the Company provided electronic global distribution services for the travel industry in 73 countries via a network of more than 148,000 on-line terminals operated at approximately 36,000 travel agency locations worldwide.

     The geographic breadth of the Company is demonstrated by the table below.

                                         TRAVEL AGENCY LOCATIONS           TERMINALS AT
                                            AT MARCH 31, 1997             MARCH 31, 1997
                                         ------------------------      ---------------------      ESTIMATED
               REGION                     NUMBER             %         NUMBER            %      MARKET SHARE*
               ------                     ------          -------      ------          -----    -------------
United States and Mexico.............     12,658             35.3       59,501          40.1         27%
Europe...............................     11,850             33.0       49,916          33.7         39%
Asia/Pacific.........................      4,881             13.6       19,199          13.0         34%
Canada...............................      2,959              8.2       10,225           6.9         59%
Middle East/Africa...................      2,195              6.1        6,726           4.5         63%
Latin America........................      1,368              3.8        2,601           1.8         21%
                                           ------           -----      -------         -----
                                          35,911            100.0%     148,168         100.0%
                                           ======           =====      =======         =====

-------------------------
*Based on airline segments booked during the 12 months ended December 31, 1996.

     The Company believes that its well-established global presence and experience in establishing and maintaining successful NDC relationships with local travel-related businesses position it well to compete for leading market shares in developing and new CRS markets. "See -- Product Distribution." For example, through an alliance with GETS Marketing Company entered into in March 1997, the Company is further strengthening its base in a diverse group of developing and new CRS markets. GETS members, consisting primarily of national airlines representing 22 markets in which the Company did not have a presence, signed agreements to distribute the Company's systems to subscribers in Africa, the Middle East, Eastern Europe, Asia and Latin America. The Company will continue to evaluate and pursue growth opportunities in other developing and new CRS markets.

     Customer Base: Travel Vendors

     The Company derives substantially all of its revenues from booking fees paid by travel vendors. In 1996, approximately 92% of the Company's booking fee revenues were generated from airlines. While revenues from non-air travel vendors such as car rental companies and hotels accounted for only 8% of the Company's booking fee revenues in 1996, the number of bookings for car rental companies and hotels through the Company's systems grew at a compound annual rate of 18% from 1992 through 1996, reflecting increased subscriber use of the car and hotel booking capabilities provided through the Company's systems.

     Travel vendors store, display, manage and sell their services through the Company's systems. Airlines and other travel vendors are offered varying levels of functionality at which they can participate in the Company's systems. These levels of functionality generally depend upon the type of communications and real-time access allowed with respect to the particular travel vendor's internal systems. The lowest level of schedule and availability functionality offered to airlines, non-linked access, allows an airline to store its inventory data within the Company's systems with updates accomplished via teletype. Linked access allows an airline's internal reservation system to interface with the Company's systems on a real-time basis, facilitating instantaneous communications between the Company and the airline's inventory management systems. Interactive Display and Interactive Sell, two of the Company's linked access products, allow airlines to display actual inventory to subscribers and permit the guaranteed booking of the last available seat on a particular flight. Inside Availability, the Company's linked access product with the highest level of functionality, allows the seamless display and booking of an airline's services without the need for additional keyboard entries on the part of the subscriber. Similar levels of linked access are available for other travel vendors.


     The booking fee structure for airlines varies based upon the location of the subscriber generating the booking. For bookings made in the United States, Canada, Mexico and Japan, the Company charges airlines a fee per transaction and, thereby earns a separate fee for each booking and for each cancellation. In the rest of the world, the Company charges airlines a booking fee per "net segment." In that case, the Company earns a fee for net bookings (gross bookings, less cancellations). Globally, non-air travel vendors are generally charged a fee per net booking. The Company also charges premiums for higher levels of functionality selected by the travel vendors.


     The Company also provides travel vendors marketing data generated from bookings through the Company's systems for fees that vary based on the type and amount of information provided. This information assists travel vendors in the management of their inventory and yields.

     Although most of the world's airlines and many non-air travel vendors participate in the Company's systems, the Company believes that the market for travel vendor participation has potential for continued growth, both through the addition of non-air travel vendors and through encouraging travel vendors to upgrade their level of functionality. In marketing to travel vendors, the Company emphasizes its global distribution capabilities, the ability of travel vendors to display information at no charge until a booking is made and its extensive subscriber network.

     Customer Base: Subscribers


     The Company offers products to travel agencies and other subscribers that enable them to electronically locate, price, compare and purchase travel vendors' services through the Company's systems. By accessing the electronic marketplace created by the Company's systems, the subscriber is able to obtain schedule, availability and pricing information, and purchase travel services, from multiple travel vendors for complex travel itineraries. Focalpoint, the basic point-of-sale product provided to travel agencies and other subscribers, is an operating system that allows subscribers to integrate their desktop applications with the Company's systems. Using other products, such as CarMaster, RoomMaster and LeisureShopper, subscribers are able to display information about and make bookings for rental cars, hotel rooms, cruises and other leisure services through real-time connections to the Company's global database of travel vendor offerings. Through Travelpoint, a desktop software package distributed by travel agencies to corporate travel departments and individual consumers, users may explore travel options and book travel services through the Company's systems. The client can then provide the travel itinerary to the travel agency for ticketing.

     The Company's subscriber marketing is directed towards travel agencies, including multinational travel agencies, corporate travel departments and individual consumers.


     TRAVEL AGENCIES. Travel agencies access the Company's systems using hardware and software typically provided by the Company or an NDC. The Company and the NDCs also provide technical support and other assistance to the travel agencies. Through the NDCs, the Company has relationships with travel agencies of all sizes throughout the world. In response to competition to establish new travel agency relationships and maintain existing relationships, the Company continues to add new products that address the varying business needs of travel agencies. For example, in May 1997 the Company introduced Client File Plus, an enhanced software application that allows travel agencies to efficiently manage travel preferences and profiles of their frequent customers, thereby reducing the time required to complete bookings for such customers.


     MULTINATIONAL TRAVEL AGENCIES. Multinational travel agencies constitute an important category of subscribers because of the high volume of business that can be generated through a single relationship. Bookings generated by multinational travel agencies constituted 19% of the bookings made through the Company's systems in 1996. The Company has formed distinct customer service units for its multinational travel agencies at local, regional and global levels. NDCs manage the relationship at the local level and are responsible for providing training and managing projects specific to the multinational travel agency's local office. The Company's regional units support the regional management structures operated by the multinational travel agencies. The global relationship with a multinational travel agency's corporate headquarters is managed by the Company's multinational account management group, which is primarily responsible for directing global sales, marketing and support activities and developing the global relationship with multinational travel agencies.


     CORPORATE TRAVEL DEPARTMENTS. Corporate travel departments form a separate customer group because of their particular travel information and management system requirements. Corporations typically have established information system architecture and strategies, specific corporate travel policies and specific internal accounting requirements with respect to recording travel expenditures. The Company's products can be tailored to address these differing policies and accounting system requirements.


     INDIVIDUAL CONSUMERS. With the rise in popularity of personal computers, commercial on-line services and other means of Internet access, individual consumers increasingly have the ability to purchase services directly from travel vendors that have electronic distribution capability. Because of the highly complex nature of the travel industry, with hundreds of competing providers, constantly changing schedules and often confusing fare structures, the Company believes the consumer's need for experienced and well-informed intermediaries will continue despite growing consumer acceptance of and demand for electronic commerce. The Company has therefore developed or facilitated the use of direct access products for travel vendors and travel agencies to target individual consumers. The Company provides software products to travel vendors and travel agencies which these customers can then distribute to their end-users.


     Product Distribution

     The Company distributes its products to subscribers primarily through NDCs. In a limited number of markets, the Company distributes its products directly to subscribers without using an NDC. The Company also supports branded direct access products offered by travel vendors and travel agencies.

     NATIONAL DISTRIBUTION COMPANIES. The Company prefers to use the NDC structure, where feasible, in order to take advantage of the NDC's local market knowledge, as well as its travel vendor and subscriber relationships. The NDC is responsible for cultivating the initial relationship with subscribers in its territory, installing subscribers' computer equipment, maintaining the hardware and software supplied to the subscribers and providing ongoing customer support. The NDC earns a share of the booking fees generated from the NDC's territory, as well as subscriber fees.

     The Company has established NDC relationships in most of the markets in which its products are distributed. As of March 31, 1997, the Company had worldwide relationships with 63 NDCs covering 80 countries (including NDCs in the GETS alliance) broken down into the following three groups.

     - COMPANY-OWNED NDCS. Prior to the Offering, the Company owned NDCs in Belgium, Brazil, France, Germany, Portugal, Spain, Hong Kong, Singapore and The Philippines. The Company will use the net proceeds of the Offering to help finance the acquisition of NDCs whose distribution territories cover the United States, Mexico, certain islands of the Caribbean, The Netherlands and Switzerland. Collectively, the Company-owned NDCs (including those to be acquired) manage subscriber accounts that generated approximately 59% of the Company's 1996 bookings.

     - AIRLINE STOCKHOLDER-OWNED NDCS. Affiliates of certain airline stockholders own the NDCs whose distribution territories cover Austria, Canada, Greece, Ireland, Italy, Japan and the United Kingdom. Collectively, these NDCs manage subscriber accounts that generated approximately 27% of the Company's 1996 bookings.

     - ASSOCIATE NDCS. Associates, typically the national airline of the relevant country or a local travel-related business, own or operate NDCs that accounted for approximately 14% of the Company's booking volume in 1996.

     The table below presents certain information regarding the ten largest NDCs in terms of travel agency locations supported by such NDCs:

                                 RELATIONSHIP WITH                         TERRITORY
          NDC                       THE COMPANY                             SERVED
          ---                    -----------------                         ---------
Apollo Travel Services       Company-owned*                  United States, Mexico, certain
                                                             islands of the Caribbean
Sigma Travel Services        Airline stockholder-owned       Italy
Galileo Canada               Airline stockholder-owned       Canada
Southern Cross               Associate                       Australia, Cook Islands, Marshall
                                                             Islands, New Zealand, Samoa
Galileo United Kingdom       Airline stockholder-owned       United Kingdom
Traviswiss                   Company-owned*                  Switzerland
Galileo Japan                Airline stockholder-owned       Japan
Galileo Nederland            Company-owned*                  The Netherlands
Galileo Southern Africa      Associate                       South Africa, Lesotho, Namibia
Galileo India                Associate                       India

-------------------------
* Following the Offering.

     Mature CRS markets, including the United States, Canada and Western European countries, are characterized by high levels of travel agency automation. The Company has a leading market share in those mature CRS markets where its NDC began as an affiliate of a leading airline, such as the United States, the United Kingdom, Italy, other markets that are home to the Company's 11 airline stockholders, and markets such as South Africa, Australia and New Zealand. In other mature CRS markets where the leading airline is allied with a competing CRS, such as France, Spain and Germany, the Company has generally established a wholly owned NDC.

     In mature CRS markets where the Company enjoys a leading market share, the Company's NDCs have spent years developing strong commercial relationships with travel agencies and establishing effective sales, marketing and customer support infrastructures. As a result, the Company believes that it can operate and compete in these markets without its NDC being allied with an airline owner. At the same time, the Company believes there are advantages to acquiring ownership of these NDCs, including (i) allowing the Company to provide better and more consistent service to multinational travel agencies across local borders, thereby stimulating the volume of bookings provided by this important group of subscribers; (ii) improving the

Company's cost structure by eliminating the profit margin component of the commissions paid to these NDCs; and (iii) realizing operational and economic synergies through enhanced buying power and the elimination of duplicative service functions. Consistent with this strategy, with funds provided in part by the Offering, the Company is acquiring the three NDCs that market the Company's products in the United States, Mexico, certain islands of the Caribbean, Switzerland and The Netherlands. The Company is also actively pursuing plans to acquire or form joint ventures with NDCs in other mature CRS markets where there are identifiable economic advantages to doing so and where the terms of such transactions are attractive to the Company. See "The Company -- The NDC Acquisitions."

     Developing CRS markets, such as India and Thailand, are characterized by low but rapidly advancing levels of travel agency automation. These markets include many countries experiencing strong economic growth whose citizens are increasingly able to afford travel. New CRS markets, including China, Russia and other countries in which the Company has little or no market share, are characterized by low levels of travel agency automation and low booking activity. In both developing and new CRS markets, the Company believes that there is a significant "early mover" advantage. Because of the importance of solid ties to the local market in both developing and new CRS markets, the Company expects to enter into distribution arrangements with NDCs that are affiliated with a leading local airline or other dominant local travel service provider. In many developing CRS markets, the Company has solidified relationships with third-party NDCs with the necessary local market knowledge and relationships. The Company expects to be able to work with these NDCs in order to automate their local markets and build significant share as these markets mature. In several new CRS markets, the Company is currently distributing its products directly to subscribers, while carefully examining local market travel-related businesses in order to identify a suitable associate NDC candidate that will enable the Company to achieve early-mover status and capture market share as automation and travel increase.


     COMPANY DIRECT DISTRIBUTION. The Company distributes its systems directly in 16 markets where an appropriate third-party NDC does not exist and the establishment of a Company-owned NDC would not be cost-effective. Typically in these markets, the Company's only business is supporting the location of a multinational travel agency.


     DIRECT ACCESS. The Company has developed or facilitated the development of branded direct access products for certain airlines (such as Priority TravelWorks for US Airways and United Connection for United Airlines). The Company has adopted this approach in marketing and distributing direct access products in order to avoid direct competition with its travel agency subscribers. While these products are branded by the sponsoring airline and marketed directly by the airline to its corporate and individual customers, these products provide access to the Company's systems and, therefore, generate booking fees for the Company.

     NDCs distribute direct access products such as Travelpoint to travel agencies for use by their corporate and individual clients. The NDCs also distribute the Company's products to certain Internet-based travel service providers. The World Wide Web sites of those travel service providers allow individual consumers direct access to the Company's systems and provide the Company with an additional means of generating booking fees.

INFORMATION SERVICES


     As a result of developing and operating one of the world's largest CRSs, the Company has acquired significant knowledge of, and experience in, both the travel business and the information technology business. This knowledge and experience has created a basis from which the Company has been able to provide a range of specialized information technology solutions to airlines throughout the world. The Company currently provides fares quotation services, internal reservation services, other internal management services and software development services to such airlines.


     GlobalFares

     The Company currently provides fares quotation services through its GlobalFares quotation system to airlines throughout the world. GlobalFares is used in conjunction with each airline's internal reservation system, and provides pricing information which meets the challenges and complexities of real-time fares quotation processing. GlobalFares is currently utilized by approximately 100 airlines in approximately 120 countries, and the Company plans to market GlobalFares to other airlines.


     Internal Reservation and Other Internal Management Services



     The Company provides internal reservation services to United Airlines. Such services include the display of schedules and availability, the reservation, sale and ticketing of travel services and the display of other travel-related information to United Airlines' airport offices, city ticket offices and reservations centers throughout the world. In addition, the Company provides certain other internal management services to United Airlines and to other airline stockholders. Other internal management services include departure control, availability displays, inventory management, database management and systems and software operations. The Company also provides certain of the airline stockholders with software development services. The Company is exploring opportunities to expand its offering of these services to other airlines.


     New Initiatives

     Like their counterparts in other industries, travel vendors, travel agencies and other providers of travel services have increasingly begun to focus on core competencies and, therefore, have moved toward outsourcing functions such as information processing and network management. This trend has created new areas of opportunity for information services providers. With its travel industry knowledge and experience, the Company believes it is better suited than competitors outside of the travel industry to take advantage of these new market opportunities. The Company has identified a number of areas where it believes the specialized information technology skills it possesses are in demand and intends to explore the financial attractiveness of offering technology solutions to the travel industry in these areas, including advising airlines with respect to the upgrade of "legacy" systems, the often outdated data processing systems used by certain airlines.

TECHNOLOGY

     Since 1994, the Company has made significant investments in technology and related equipment. The Company believes that it will benefit from operating economies of scale as its technology is easily expandable and can support incremental volume with minimal additional investment.

     Computer Operations

     The Company's computer systems provide real-time, high-volume transaction processing and are supported by 15 mainframes, providing 30 processor images with a combined processing capacity of 3,585 MIPS (millions of instructions per second). Additional peripheral hardware includes 4,141 disk storage modules, providing approximately 10 terabytes of disk information storage. The Company's computer systems are operational 24 hours a day, every day of the year. They have an uptime record of better than 99.9% and process, on average, over 98 million requests for information per day. At peak times, the Company has processed over 5,000 messages per second.

     The Company has taken measures that it believes are appropriate to protect its computer equipment, stored information and operating capabilities in the event its Data Center is damaged by fire, power loss, telecommunications failure or a similar event. The Company maintains comprehensive security and backup systems in order to deliver consistent, reliable service to customers. See "Risk Factors -- Dependence Upon Facilities and Network."

     Network Operations

     The Company's global communications network provides a fast, resilient and reliable method for travel agencies and travel vendors to access the Company's systems. The Company's sites near Denver and London use a meshed backbone network to provide direct connections from the Company to certain locations in North America and Europe. This backbone network provides automatic rerouting in the event of a circuit failure. In addition to the meshed backbone network, the Company makes extensive use of independent international network service providers to increase its reach into the global market.

     Systems Consolidation

     When Covia Partnership and The Galileo Company Ltd. combined in 1993, each entity operated its own CRS. Covia Partnership operated the Apollo system in North America and Japan, and The Galileo Company Ltd. operated the Galileo system in the rest of the world. Each system has evolved to meet the specific commercial and regulatory requirements of the markets it serves, and the Company believes that both the Apollo and Galileo trademarks are well-known in their respective markets and carry substantial brand equity. Therefore, from an end user and a marketing standpoint, the Company intends to maintain the distinction between its Apollo and Galileo systems.

     From a technical standpoint, however, over the past few years, the Company has worked to increase the level of shared resources between the two systems in order to realize economies of scale. To this end, the Company hosts certain applications on shared processors, such as its fares quotation system (GlobalFares), its car rental booking system (CarMaster) and its hotel booking system (RoomMaster). The Company is currently examining the commercial feasibility of consolidating the two systems, or migrating one system's users to the other system, so that the Company would operate a single core system. The Company expects to accomplish this consolidation in a manner that will not significantly impact subscribers' use of the Company's systems. While the Company believes that significant efficiencies have already been achieved through the deployment of shared processors, the Company believes that a single core system would provide additional savings through the elimination of duplicate development efforts currently required for enhancements and modifications to core system applications.

COMPETITION

     Electronic Global Distribution Services


     The Company competes in the provision of electronic global distribution services primarily against other well-established CRSs, principally Abacus, Amadeus/System One, SABRE and Worldspan. To a lesser extent, the Company also competes, on a regional basis, against Axess International Network, Infini Travel Information and Topas. Abacus, headquartered in Singapore, is owned by a consortium of Asian airlines and Worldspan. Amadeus/System One, headquartered in Madrid, Spain was formed by the merger of Amadeus and System One in 1996 and is owned by Air France, Continental Airlines, Electronic Data Systems ("EDS"), Iberia Airlines and Lufthansa. SABRE, a public company which is 82% owned by AMR Corp., the parent of American Airlines, is headquartered in Fort Worth, Texas. Worldspan is owned by Abacus, Delta, Northwest and TWA and is headquartered in Atlanta, Georgia. Axess and Infini operate regional CRSs in Japan. Topas operates a regional CRS in Korea. As each of these competitors offers many products which are similar to the products of the Company, competition for business is extremely intense.



     Factors affecting the competitive success of electronic global distribution services systems include the depth and breadth of the information offered, the reliability and ease of use of the CRS, the incentives paid to travel agencies and the range of products available to travel vendors, travel agencies and other subscribers. To increase global reach and reduce cost through economies of scale, CRSs are realizing the importance of globalization. This has resulted in a number of consolidations and alliances among CRS companies in recent years, such as the merger of Amadeus and System One and the alliances formed by Axess/SABRE and Worldspan/Abacus/Infini.


     In addition to the traditional competitors described above, the emergence of direct access has provided the Company with new competition from both technology firms and from travel vendors themselves. Competition within the direct access channel currently takes two forms. The first consists of on-line services that provide a link between the end user and the CRS. These entities provide competition among CRSs to provide the "engine" for such booking services. The use of these on-line services, while potentially causing a bypass of the traditional travel agency channel, does not typically divert bookings away from CRSs. The Company believes it competes effectively with other CRSs for business from on-line services providers.

     The second form of competition within the direct access channel is from travel vendors themselves, who may provide consumers with direct access to their internal reservation systems. The Company believes that the features of CRS products which allow subscribers to comparison shop and to obtain greater functionality and more information for the end user reduce the potential that the direct access products sponsored by travel vendors will divert bookings away from CRSs.

     Information Services

     Competition within the information services market is segmented by the type of service offering. Internal reservation services competitors include SABRE, EDS and British Airways (through Speedwing). Competitors for data center and network outsourcing include IBM, EDS and niche suppliers such as SABRE and Speedwing. The primary competitors for information technology consulting include IBM, EDS and Andersen Consulting for full service consulting, as well as SABRE and Speedwing which provide specialized consulting within the information technology arena.

FACILITIES


     The Company's principal executive offices are located in Rosemont, Illinois, a suburb of Chicago, where the Company leases 88,600 square feet of office space pursuant to a lease that expires in the year 2000. The Company's Data Center is located in Englewood, a suburb of Denver, Colorado, in two adjacent buildings owned by the Company. The Data Center contains approximately 236,000 square feet of space, including approximately 130,000 square feet of raised floor computer room space. The Company also leases office space in 14 other locations worldwide, including development and marketing offices located near Denver and London. The Company believes that its offices and Data Center are adequate for its immediate needs and that additional or substitute space is available if needed to accommodate growth and expansion.


EMPLOYEES


     The Company believes that its success is due in large part to its employees. The Company strives to hire and retain highly skilled and motivated personnel. As of December 31, 1996, the Company employed 1,838 people, approximately two-thirds of whom provide technological services. The NDC Acquisitions are expected to add approximately 1,200 employees. Approximately 60% of the Company's employees are located in the United States, 35% in Europe and 5% in Latin America and countries throughout the Asia/Pacific region.


     In some countries outside the United States, terms and conditions for the Company's employees are determined in part by industry-wide collective bargaining arrangements. The Company's employees in Brazil, representing approximately 1% of the Company's workforce, are unionized. The Company believes that its relationship with its employees is good.

LEGAL AND REGULATORY MATTERS

     Legal Proceedings

     The Company is involved in various matters of litigation as both plaintiff and defendant. In the opinion of management, none of these matters, individually or in the aggregate, if determined adversely to the Company would have a material adverse effect on the business, financial condition or results of operations of the Company.

     Regulation

     The Company's business is subject to regulation in the United States, the European Union, Canada, Australia and New Zealand. Each jurisdiction's rules are largely based on the same set of core premises: that a CRS must treat all participating airlines equally, whether or not they are owners of the system; that airlines owning CRSs must not discriminate against the CRSs they do not own; and that CRS relationships with travel agencies should not be an impediment to competition from other CRSs or to the provision of service to the traveler. While each jurisdiction has focused on the CRS industry's role in the airline industry, the U.S. CRS Rules and the EU CRS Rules have the greatest impact on the Company because of the volume of business transacted by the Company in the United States and the European Union. Neither jurisdiction currently seeks to regulate CRS relationships with non-airline participants such as hotel and car rental companies, although discussions have taken place in Europe about whether rail services should be incorporated into CRS displays and it is expected that future European Union regulations will address this issue. The U.S. CRS Rules, among other things, prohibit a CRS that is owned by an airline or an airline affiliate from entering into contracts with travel agencies that contain exclusivity clauses or that require the agency to maintain a certain percentage of computer terminals or bookings for a particular CRS.

     In several respects, the United States and European Union regulators have reached similar conclusions regarding the appropriate means of ensuring the achievement of the desired results. Both jurisdictions recognize that there is a possibility that subscribers will book flights which appear early on in availability displays, as they may be reluctant to read through all information presented in such displays. Accordingly, both jurisdictions require systems to provide airline displays for travel agencies which are ordered on the basis of neutral principles and that all airlines must be charged the same fees for the same level of participation. The EU CRS Rules go further and require that fees must be reasonably structured and reasonably related to the cost of the service provided and used. Moreover, under EU CRS Rules, airlines have the ability to disallow certain types of bookings, unless they have already been accepted.

     Both the United States and European Union regulators seek to redress the potential that a CRS used for internal reservation purposes would offer a travel agency subscriber superior access to the hosted airline and inferior access to all other airlines. The EU CRS Rules mandate a separation between the internal reservations functionality and the functionality used by travel agencies to provide neutral information, and require annual confirmation of compliance with this rule, among others, by independent auditors. While the U.S. CRS Rules contain several principles outlining the requirement of unbiased displays, the EU CRS Rules prescribe a specific formula which a CRS must use to order its display of flights. The U.S. CRS Rules also require functional equivalence between the functionality offered to airlines whose internal reservation systems are hosted in a CRS and those provided to all other airlines. The EU CRS Rules require that CRS owner airlines must provide the same data, and accept and confirm bookings with equal timeliness in all CRSs, when requested to do so. The U.S. CRS Rules contain no counterpart to the European requirement that subscribers be offered access to the CRS on a nondiscriminatory basis. Although the U.S. CRS Rules extend only to use of CRSs by travel agencies (and do not apply to products distributed directly to corporate travel departments and individual consumers), European, Canadian and Australian rules apply to all subscriber uses of CRSs, whether by travel agencies, individuals or corporate travel departments.

     The U.S. CRS Rules and the EU CRS Rules are currently under review by their respective promulgating authorities. In its historical role as provider of two distinct systems, Apollo in North America and Japan, and Galileo in the rest of the world, the Company has developed familiarity with the requirements and approval procedures of each regulatory jurisdiction, and is experienced in addressing regulatory issues as they arise.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company, their positions with the Company and their ages are as set forth below. There are no family relationships among any directors or officers.

                   NAME                       AGE                     POSITION
                   ----                       ---                     --------
James E. Barlett..........................    53     President and Chief Executive Officer,
                                                     Chairman of the Board of Directors
Paul H. Bristow...........................    54     Senior Vice President and Chief Financial
                                                     Officer, Director
Lyn Bulman................................    37     Senior Vice President, Human Resources and
                                                     Communications
Michael Foliot............................    43     Senior Vice President, Vendor Marketing
Babetta R. Gray...........................    38     Senior Vice President, Legal and General
                                                     Counsel, Director
James E. Lubinski.........................    41     Senior Vice President, Information
                                                     Services
David A. Near.............................    38     Senior Vice President, Subscriber
                                                     Marketing

     Mr. Barlett has been President and Chief Executive Officer since November 1994. Prior to joining the Company, he served as Executive Vice President of Worldwide Operations and Systems of MasterCard International Corporation ("MasterCard") and was a member of the MasterCard International Operations Committee. Prior to his employment at MasterCard, Mr. Barlett served as Executive Vice President of Operations for NBD Bancorp where from 1979 to 1992 he managed the redevelopment of core banking systems and directed the development, implementation and operation of the Cirrus international automated teller switching system and served as Vice Chairman of Cirrus Inc.

     Mr. Bristow has been Senior Vice President and Chief Financial Officer since February 1993. Prior to joining the Company, Mr. Bristow served as financial advisor to various companies in the United Kingdom before which he had spent two years as a member of a buy-in group involved in corporate finance as intermediaries, and as advisors. From 1980 to 1988 he worked for London International, a listed international consumer products company in London, initially as Division Finance Director and then on the Main Board as Group Finance Director. Prior to 1980, Mr. Bristow worked for ITT in Canada, Norway and Singapore; with Philip Morris in Switzerland; and with Arthur Andersen & Co. in the United States and Canada.

     Ms. Bulman has been Senior Vice President, Human Resources and Communications since May 1995. From 1990 to May 1995, she served as Director of Human Resources -- Europe. Prior to joining the Company, Ms. Bulman held executive positions in the United Kingdom at Dun & Bradstreet Corporation and Fisons (Pharmaceutical Division) plc.


     Mr. Foliot has been Senior Vice President, Vendor Marketing since January 1997. In this position he is responsible for all airline, car, hotel, leisure and GlobalFares sales and marketing as well as managing all airline stockholder relationships. From 1993 to 1996, he served as Senior Vice President Asia/Pacific and the Americas of the Company. From 1990 to 1993, Mr. Foliot was Vice President and General Manager for all American Express activities in Canada related to corporate card, corporate travel and leisure travel business and prior to that he held various positions with American Express International in Singapore, Indonesia and Korea.


     Ms. Gray has been Senior Vice President, Legal and General Counsel since March 1996. Prior to that she had been Vice President, Legal and General Counsel since September 1995 and joined the Company as Senior Counsel in April 1990. Before joining the Company, Ms. Gray was Counsel for Reebok International Ltd. from 1989 to 1990 and an associate with the Boston law firm of Foley Hoag & Eliot from 1984 through 1988.

     Mr. Lubinski has been Senior Vice President, Information Services since July 1995. In this position, Mr. Lubinski is responsible for ensuring technological leadership in systems development for the Company. Prior to joining the Company, Mr. Lubinski served since 1994 as Senior Vice President and Division Head of Systems and Operations for Boatmen's Trust Company. From 1978 to 1994, Mr. Lubinski held several technical positions at NBD Bancorp, including First Vice President and Development Manager.


     Mr. Near has been Senior Vice President, Subscriber Marketing since January 1997. In this position, Mr. Near is responsible for all subscriber marketing and direct access products. Prior to assuming these responsibilities, Mr. Near served as Senior Vice President of Intuitive Products and Interactive Services and as Director of Car, Hotel, Leisure and Advertising Product Management for the Company and Covia Partnership. Prior to joining the Company in 1987, Mr. Near held a number of management positions at United Airlines and B.F. Goodrich.


AIRLINE STOCKHOLDER DIRECTOR NOMINEES



     Pursuant to the provisions of the Special Voting Preferred Stock, certain of the airline stockholders will be entitled to elect a total of seven of the 13 members of the Board of Directors. Accordingly, following the Offering, the airline stockholder controlled by United Airlines is expected to elect Frederic
F. (Jake) Brace, David A. Coltman and James E. Goodwin as directors. The airline stockholders controlled by KLM, SAirGroup and British Airways are expected to elect Frank H. Rovekamp, Georges P. Schorderet and Derek Stevens, respectively, as directors. It is expected that the airline stockholder controlled by US Airways will name its nominee for director prior to the consummation of the Offering.



     Mr. Brace, age 39, has been Vice President -- Financial Analysis and Controller of United Air Lines, Inc. since April 1, 1995. Prior to that, he had served as United Air Lines, Inc.'s Vice President -- Corporate Development and Controller from January 1994 to April 1, 1995, as its Vice President -- Corporate Development from April 1993 to January 1994 and as its Vice President and Controller from February 1991 to April 1993. Mr. Brace is also a director of ATS. Mr. Brace has been a member of the Supervisory Board of the Galileo Partnership since 1995.



     Mr. Coltman, age 54, has been Senior Vice President -- Marketing of United Air Lines, Inc. since April 1, 1995. Prior to that, he had served as Vice President -- Atlantic Division of United Air Lines, Inc. in London since January 1989. He is also Chairman of Dunedin Worldwide Investment Trust, an Edinburgh-based mutual fund. Mr. Coltman has been a member of the Supervisory Board of the Galileo Partnership since May 1995 and its Chairman since September 1995.



     Mr. Goodwin, age 52, has been Senior Vice President -- North America of United Air Lines, Inc. since April 1, 1995. Prior to that, he had served as Senior Vice President -- International of United Air Lines, Inc. since May 1992.



     Mr. Rovekamp, age 42, has been Senior Vice President -- Marketing of KLM since June 1992. He is also Chairman of the Board of Directors of Galileo Nederland. Mr. Rovekamp has been a member of the Supervisory Board of the Galileo Partnership since the combination of Covia Partnership and The Galileo Company Ltd. in September 1993.



     Mr. Schorderet, age 43, has been Executive Vice President and Chief Financial Officer of SAirGroup (the parent company of Swissair) and its predecessor since January 1996 and had served as Executive Vice President of the predecessor to SAirGroup since joining that company in September 1995. Prior to September 1995, Mr. Schorderet held various positions at Alusuisse-Lonza Holding AG, most recently as Chief Financial Officer and a Member of the Executive Committee, positions he had held since 1991. Mr. Schorderet is a member of the boards of directors of Swiss Bank Corporation, Sabena Societe Anonyme, Crossair Ltd. Co. for Regional European Air Transport and Flughafen-Immobilien-Gesellschaft (the Zurich Airport real estate company). Mr. Schorderet has been a member of the Supervisory Board of the Galileo Partnership since February 1996.



     Mr. Stevens, age 58, has been a member of the board of directors and Chief Financial Officer of British Airways plc since 1989. Mr. Stevens is also a non-executive director of Commercial Union plc and of Legal & General Recovery Investment Trust Plc. Mr. Stevens has been a member of the Supervisory Board of the

Galileo Partnership since the combination of Covia Partnership and The Galileo Company Ltd. in September 1993.


BOARD COMPOSITION


     The Board of Directors will consist of 13 members, seven of whom will be elected by the holders of the Special Voting Preferred Stock. Of the remaining six directors, the airline stockholders have agreed pursuant to the Stockholders' Agreement to vote their shares of Common Stock in favor of the election of three management directors (the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer (or the General Counsel until the Company has appointed a Chief Operating Officer)) and three "independent directors" (within the meaning of the rules of the New York Stock Exchange) nominated for election by the Board of Directors. It is expected that three independent directors will be elected within three months following the closing of the Offering. As a result of the Special Voting Preferred Stock and these provisions of the Stockholders' Agreement, as long as the Stockholders' Agreement remains in effect and the airline stockholders own in the aggregate more than 50% of the outstanding Common Stock, the airline stockholders will control the election of the entire Board of Directors. See "Relationship with Airline Stockholders and Certain Transactions -- Stockholders' Agreement" and "Description of Capital Stock -- Special Voting Preferred Stock."


     Pursuant to the Certificate of Incorporation and By-Laws that will be in effect upon the consummation of the Offering, the Board of Directors will be divided into three classes of directors serving staggered three-year terms. Pursuant to the Stockholders' Agreement, the initial Class I directors will be Ms. Gray, one independent director, one of the directors to be elected by United Airlines and one of the directors to be elected by a European airline stockholder that will own Special Voting Preferred Stock; the initial Class II directors will be Mr. Bristow, one independent director, one of the directors to be elected by United Airlines and one of the directors to be elected by a European airline stockholder that will own Special Voting Preferred Stock; and the initial Class III directors will be Mr. Barlett, one independent director, one of the directors to be elected by United Airlines, the director to be elected by US Airways and one of the directors to be elected by a European airline stockholder that will own Special Voting Preferred Stock. The term of the initial Class I directors will expire on the date of the 1998 annual meeting of stockholders; the term of the initial Class II directors will expire on the date of the 1999 annual meeting of stockholders; and the term of the initial Class III directors will expire on the date of the 2000 annual meeting of stockholders. Beginning in 1998, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Accordingly, approximately one-third of the Company's Board of Directors will be elected each year and only one management director and independent director will be elected each year. For further information on the effect of the classified Board of Directors, see "Description of Capital Stock -- Certificate of Incorporation and By-Laws -- Classified Board of Directors and Related Provisions."

COMMITTEES OF THE BOARD

     The Company's By-Laws will authorize the Board of Directors to designate three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Pursuant to the Stockholders' Agreement, the airline stockholders have agreed to cause the Board of Directors to designate such Committees upon consummation of the Offering. In addition, the Board of Directors may, from time to time, designate one or more Special Committees with such duties and such powers as are granted to it by the Board of Directors.

     The Audit Committee will be composed of two or more directors who are not employees or officers of the Company or any of the airline stockholders. The Audit Committee will review and recommend the selection of independent auditors, the fees to be paid to such auditors, the adequacy of the audit and accounting procedures of the Company and such other matters as may be specifically delegated to it by the Board of Directors. In this connection, the Audit Committee shall, at its request, meet with representatives of the independent auditors and with the financial officers of the Company separately or jointly.

     Pursuant to the Stockholders' Agreement, the Compensation Committee will be composed of at least one director elected by an airline stockholder holding Special Voting Preferred Stock whose parent airline is based in North America and one director elected by an airline stockholder holding Special Voting Preferred Stock whose parent airline is based in Europe. In addition the Compensation Committee will include one independent director and the Chief Executive Officer of the Company. The Stockholders' Agreement provides that the membership of the Compensation Committee will be adjusted to the extent necessary to comply with Rule 16b-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and applicable United States tax regulations. The Compensation Committee will review and make recommendations with respect to the management remuneration policies of the Company, including salary rates and benefits of appointed officers, other remuneration plans such as incentive compensation, deferred compensation and stock option plans, directors' compensation and benefits and such other matters as may be specifically delegated to the Compensation Committee by the Board of Directors.

     Pursuant to the Stockholders' Agreement, the Nominating Committee will be composed of at least the Chief Executive Officer of the Company, one independent director, one director elected by an airline stockholder holding Special Voting Preferred Stock whose parent airline is based in North America and one director elected by an airline stockholder holding Special Voting Preferred Stock whose parent airline is based in Europe. The Nominating Committee will review, report and make recommendations to the Board of Directors on the following matters: (i) nominees for directors, selection criteria for directors and removal of directors if deemed appropriate, in each case in a manner consistent with the terms of the Stockholders' Agreement, but not with respect to directors appointed pursuant to the Certificate of Incorporation by an airline stockholder that owns one or more shares of Special Voting Preferred Stock; (ii) evaluation and performance of the Board of Directors and individual directors; and (iii) such other matters as the Board of Directors may from time to time prescribe.

COMPENSATION OF DIRECTORS

     Directors who are not executive officers or employees of the Company will receive an annual retainer of $25,000 for Board of Directors and committee service and a fee of $1,000 for each meeting of the Board of Directors or any committee thereof attended.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table presents information concerning compensation for the fiscal year ended December 31, 1996 paid by the Company to the Chief Executive Officer and four other individuals who, as of December 31, 1996, were the most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                       --------------------------------------------
                                                                    OTHER ANNUAL          ALL OTHER
      PRINCIPAL POSITION        YEAR   SALARY($)   BONUS($)(1)   COMPENSATION($)(2)   COMPENSATION($)(3)
      ------------------        ----   ---------   -----------   ------------------   ------------------
James E. Barlett..............  1996    435,750      565,584                --                8,820
  President and Chief
  Executive Officer
Paul H. Bristow...............  1996    207,333      216,321                --                6,992
  Senior Vice President
  and Chief Financial
  Officer
Michael Foliot................  1996    197,013      204,541                --                6,591
  Senior Vice President,
  Vendor Marketing
W. Craig Thomson..............  1996    203,336      110,957            54,825               37,061
  Senior Vice President(4)
K. Norma Wood.................  1996    214,038      187,283                --               59,931
  Senior Vice President,
  Marketing and Strategy(4)

---------------
(1) The bonus amounts listed include $138,916, $63,094 and $59,658 which will be paid to Messrs. Barlett, Bristow, and Foliot respectively in two equal installments, one in 1998 and one in 1999 subject to their continued employment with the Company.

(2) Other Annual Compensation includes, among other things, $24,375 in flight benefits and $30,450 in car costs paid by the Company to Mr. Thomson.

(3) All Other Compensation includes contributions of $4,500 to the Company's 401(k) Savings Plan for Messrs. Barlett, Bristow, and Foliot by the Company; payment of $4,320, $2,492 and $2,091 to Messrs. Barlett, Bristow and Foliot, respectively, representing money allocated to, but unused for, benefits programs; contribution of $37,061 by the Company to Mr. Thomson's United Kingdom defined contribution pension plan and payment of $59,931 to Ms. Wood in lieu of contribution to a pension plan.

(4) Amounts have been translated into U.S. dollars at the rate of L1 = $1.7123, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1996. Ms. Wood and Mr. Thomson resigned as executive officers in January 1997.

PENSION PLAN


     The Company sponsors the Galileo International Pension Plan (the "Pension Plan"), which is a non-integrated qualified defined benefit pension plan covering most U.S. full time employees of the Company and certain affiliated companies. The basic monthly payment under the Pension Plan is a single life annuity equal to 1.6% of the participant's final average compensation multiplied by the number of his months of qualified service divided by 12. However, the basic monthly payment for a participant whose accrued benefit as of January 1, 1994 is based on compensation that exceeded $150,000, will be based on the greater of (a) the accrued benefit as determined above with respect to the benefit formula in effect for the plan year beginning on or after January 1, 1994 as applied to the participant's total months of qualified service, or (b) the sum of the participant's accrued benefit as of January 1, 1994, frozen in accordance with Section 1.401(a)(4)-13 of the Treasury Regulations, and the participant's accrued benefit determined under the benefit formula applicable for the plan year beginning on or after January 1, 1994, as applied to the participant's months of benefit service credited for plan years beginning on or after January 1, 1994. Retirement benefits are subject to the annual pension limitations imposed under Sections 415(d) and 401(a)(17) of the Internal Revenue Code, as amended (the "Code"), for which limitations vary annually. The Covia Supplemental Retirement Plan (the "SERP"), a nonqualified plan, provides benefits over the applicable Code limitations.



     For purposes of the Pension Plan, "final average compensation" means the highest monthly average of a participant's compensation attributable to the 60 consecutive months of service occurring during the last 120 months of service of employment (unless the participant has fewer than 60 months of service with the employer). "Compensation" means amounts paid to the participant for base pay, overtime, double shift, shift differentials, lump sum merit pay, holiday rotating day off, holiday worked rotating day off, commissions, retroactive pay, management incentive bonuses and special pay incentives for certain retirees paid prior to September 1, 1993. The following table shows the estimated annual pension benefits under the Pension Plan and the SERP in the remuneration and years of service classifications indicated (without regard to the offsets described above).


                               PENSION PLAN TABLE

                                 YEARS OF SERVICE
               ----------------------------------------------------
REMUNERATION      15         20         25         30         35
------------      --         --         --         --         --
  $200,000     $ 48,000   $ 64,000   $ 80,000   $ 96,000   $112,000
  $250,000     $ 60,000   $ 80,000   $100,000   $120,000   $140,000
  $300,000     $ 72,000   $ 96,000   $120,000   $144,000   $168,000
  $350,000     $ 84,000   $112,000   $140,000   $168,000   $196,000
  $400,000     $ 96,000   $128,000   $160,000   $192,000   $224,000
  $450,000     $108,000   $144,000   $180,000   $216,000   $252,000
  $500,000     $120,000   $160,000   $200,000   $240,000   $280,000
  $550,000     $132,000   $176,000   $220,000   $264,000   $308,000
  $600,000     $144,000   $192,000   $240,000   $288,000   $336,000
  $650,000     $156,000   $208,000   $260,000   $312,000   $364,000
  $700,000     $168,000   $224,000   $280,000   $336,000   $392,000
  $750,000     $180,000   $224,000   $300,000   $360,000   $420,000
  $800,000     $192,000   $256,000   $320,000   $384,000   $448,000
  $850,000     $204,000   $272,000   $340,000   $408,000   $476,000
   or more

     The benefits under the Pension Plan and the SERP shown above are calculated on a single life annuity basis, and assume retirement at age 65. As of May 19, 1997, Mr. Barlett, Mr. Bristow and Mr. Foliot had 13, 35 and 27 months of qualified service respectively under the Pension Plan. Mr. Thomson had 60 months of credited service under the United Kingdom defined contribution plan and Ms. Wood participated in neither plan.

EMPLOYMENT AGREEMENT

     James E. Barlett is party to an employment agreement with the Company, dated October 31, 1994 (the "Agreement"). The term of the Agreement will continue until 15 days after written notice of termination is given by either the Company or Mr. Barlett. The Agreement provides for a base salary of $420,000 per annum, reviewed by the Board of Directors of the Company and increased at their discretion. The Agreement also provides for Mr. Barlett's participation in the Company's Management Incentive Plan (the "MIP") and Long Term Incentive Plan as well as an airfare and car allowance. The Agreement may be terminated immediately by the Company with "Cause" or by Mr. Barlett with "Good Reason" (as such terms are defined in the Agreement). If the Agreement is terminated by the Company without Cause or by Mr. Barlett for Good Reason, the Company must pay Mr. Barlett a lump sum equal to the balance of his base salary at the rate in effect at the time of termination for a 12 month period, as well as an amount equal to a reasonable estimate of the amount of annual compensation he would have received under the MIP for that 12 month period assuming a 100% target achievement by him. In addition, commencing 12 months after the date of termination, the Company must pay Mr. Barlett an amount equal to his monthly salary as well as the amount he would have earned under the MIP for that month, assuming a 100% target achievement, each month for the ensuing 12 month period. These monthly payments will be decreased to reflect compensation from any other employment which Mr. Barlett obtains. The Company will also provide group health insurance and other welfare and pension benefits to Mr. Barlett for a 12 month period following a termination without Cause or a resignation for Good Reason. The Agreement contains a confidentiality provision and a non-competition clause that remains in effect during the term of the Agreement and for the longer of 12 months after the termination date or until the date Mr. Barlett ceases receiving compensation from the Company.


1997 STOCK INCENTIVE PLAN



     Prior to the consummation of the Offering, the Company intends to adopt the Galileo International, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan will be administered by the Compensation Committee (the "Committee") of the Board of Directors (the "Board") upon establishment thereof. The purposes of the Stock Incentive Plan are to attract, retain and motivate officers and other key employees and consultants of the Company, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Common Stock. The Stock Incentive Plan authorizes the issuance of various forms of stock-based awards (the "Awards") to such individuals.



     Shares Available Under the Stock Incentive Plan. An aggregate of 8.14 million shares of Common Stock is expected to be authorized for issuance under the Stock Incentive Plan. The number of shares available for issuance under the Stock Incentive Plan will be proportionately adjusted in the event of certain changes in the Company's capitalization or a similar transaction. Shares issued pursuant to the Stock Incentive Plan may be authorized but unissued shares, treasury shares or any combination thereof.



     Additional Limits. In addition to the overall share limit, some special limits apply. In accordance with the requirements under the regulations promulgated under Section 162(m) of the Code, no eligible individual may receive stock options or stock appreciation rights with respect to an aggregate of more than 750,000 shares of Common Stock in any five year period or stock awards subject to performance requirements and performance shares with respect to more than 50,000 shares of Common Stock per performance period. Stock Awards not subject to performance goals may not exceed 814,000 and may only be used for special situations. In accordance with the requirements under Section 422 of the Code pertaining to incentive stock options ("ISO's"), the fair market value of the number of shares of Common Stock that may be issued pursuant to ISO's which are exercisable for the first time by a participant under any Company plan may not exceed, in the aggregate, $100,000 during any calendar year.



     Administration. The Committee will administer the Stock Incentive Plan, select participants from among eligible individuals, and determine the number of shares pursuant to each Award, and the terms and conditions of Awards, including those related to vesting, forfeiture, payment and exercisability. Subject to certain limitations, the Committee may from time to time delegate some or all of its authority to one or more officers of the Company. The Committee shall also have authority to determine the effect, if any, that a participant's termination of employment will have on the vesting, exercisability, payment or lapse of restrictions applicable to an Award.

     Awards Generally. The Stock Incentive Plan is expected to authorize the following Awards based upon the Common Stock: (i) stock options, (ii) stock appreciation rights, which may be granted in tandem with or independently of stock options, (iii) stock awards, (iv) performance share awards and (v) other forms of awards which the Committee determines to be consistent with the purposes of the Stock Incentive Plan and the interests of the Company.



     Stock Options. Stock options awarded under the Stock Incentive Plan may be either nonqualified stock options ("NSO's") or ISO's within the meaning of
Section 422 of the Code. Under the terms of the Stock Incentive Plan, the per share exercise price of a stock option shall be no less than 100% of the fair market value of the Common Stock on the date of grant (subject to limited exceptions for options assumed in connection with the acquisition of another entity by the Company and ISO's granted to a participant who owns more than ten percent of the voting power of the Company's stock). The term of a stock option will be fixed by the Committee upon grant, and the term of an ISO may not exceed ten years. The vesting schedules of the stock options will be governed by the individual stock option agreements; provided, however, that no stock option may vest prior to a year from the date of grant. The exercise price of a stock option may be paid in cash or previously owned stock or a combination thereof. It is currently anticipated that stock options will be granted to substantially all employees of the Company under the Stock Incentive Plan at the time of consummation of the Offering.



     Stock Appreciation Rights. Stock appreciation rights entitle a participant to receive upon exercise an amount equal to the excess, if any, of the fair market value on the date of exercise of the number of shares of Common Stock subject to the stock appreciation right over the applicable exercise price. The exercise price will be determined by the award agreement but in no case may be less than 100% of the fair market value of the underlying Common Stock at the date of grant. The term of the stock appreciation right will be governed by the Award agreement; provided, however, that no stock appreciation right may vest prior to one year from the date of grant. At the discretion of the Committee, payments to a participant upon exercise of a stock appreciation right may be made in cash, shares of Common Stock or a combination thereof. Stock appreciation rights may be granted alone or in tandem with other Awards.



     Stock Awards. Stock Awards consist of one or more shares of Common Stock granted or offered for sale to a participant subject to terms and conditions, including vesting requirements or restrictions on transferability, as determined by the Committee and specified in the Award agreement.



     Performance Share Awards. Performance share Awards entitle a participant to receive shares of Common Stock upon satisfaction of certain specified performance criteria and subject to such other terms and conditions as the Committee deems appropriate. Payment in settlement of a performance share Award will be made as soon as practicable following the conclusion of the applicable performance period in shares of Common Stock, in an equivalent amount of cash or in a combination of Common Stock and cash, as the Committee determines.



     Other Awards. The Committee has the authority to specify the terms and provisions of other forms of equity-based or equity-related Awards not described above which the Committee determines to be consistent with the purpose of the Stock Incentive Plan and the interests of the Company, which Awards may provide for deferral of compensation through equity based units, for cash payments based in whole or in part on the value or future value of Common Stock, for the acquisition or future acquisition of Common Stock, or any combination thereof. Other Awards may also include cash payments based on one or more criteria determined by the Committee which are unrelated to the value of Common Stock.



     Change in Control. In the event of termination of a participant's employment for Cause or Good Reason, as such terms may be defined in the applicable Award agreements, within two years of a change in control, all such participant's outstanding stock options and stock appreciation rights will become fully exercisable, all restrictions and conditions of all stock Awards then held by such participant will lapse, and all performance share Awards held by such participant will be deemed to have been fully earned. In the case of a change in control involving a merger or consolidation involving the Company in which the Company is not the surviving corporation or becomes a wholly owned subsidiary of another entity, outstanding and unexercised stock options held by a participant will be converted into options to acquire common stock of the survivor on substantially the same terms and conditions as the original option, with appropriate adjustments as to the number and kind of shares and exercise prices.



     For purposes of the Stock Incentive Plan, a change in control shall be deemed to have occurred when: (a) any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of the Airline Shareholders (an "Acquiring Person"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 33 1/3% of the then outstanding voting stock of the Company (49% of the then outstanding voting stock of the Company if such person or group includes any of the Airline Shareholders); (b) the stockholders of the Company and a majority of the non-employee directors of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 66 2/3% of the combined voting power of the voting securities of the Company, such surviving entity or the parent of such surviving entity outstanding immediately after such merger or consolidation; (c) the stockholders of the Company approve a plan of reorganization (other than a reorganization or liquidation under the United States Bankruptcy Code or complete liquidation of the Company) or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; (d) during any period of two consecutive years (beginning on or after the effective date of the Stock Incentive Plan), individuals who at the beginning of such period constitute the Board and any new director (other than a director who is a representative or nominee of an Acquiring Person) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, no longer constitute a majority of the Board; provided, however, that a change in control shall not be deemed to have occurred in the event of (i) a sale or conveyance in which the Company continues as a holding company of an entity or entities that conduct the business or businesses formerly conducted by the Company if such sale or conveyance does not materially affect the beneficial ownership of the Company's capital stock; or
(ii) any transaction undertaken for the purpose of reincorporating the Company under the laws of another jurisdiction, if such sale or conveyance does not materially affect the beneficial ownership of the Company's capital stock. For the purpose of the definition of change in control, Airline Shareholder means any of United Airlines, US Airways or KLM Royal Dutch Airlines.



     Amendment. The Board may amend or terminate the Stock Incentive Plan at any time, except that stockholder approval is required to increase the maximum number of shares issuable under the plan or to reduce the exercise price of any outstanding stock option or stock appreciation right. No amendment or termination may adversely affect a participant's rights with respect to previously granted Awards without his or her consent.



     Certain Federal Income Tax Consequences of Awards. Certain of the federal income tax consequences to participants and the Company of Awards granted under the Stock Incentive Plan should generally be as set forth in the following summary.



     An employee to whom an ISO which qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such option. No federal income tax deduction will be allowable to the employee's employer upon the grant or exercise of such ISO. However, upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and the regulations thereunder and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

     An employee to whom a NSO is granted will not recognize income at the time of grant of such option. When such employee exercises such NSO, the employee will recognize ordinary compensation income equal to the difference, if any, between the option price paid and the fair market value, as of the date of option exercise, of the shares the employee receives. The tax basis of such shares to such employee will be equal to the option price paid plus the amount includible in the employee's gross income, and the employee's holding period for such shares will commence on the date on which the employee recognized taxable income in respect of such shares. Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of a NSO in an amount equal to the ordinary compensation income recognized by the employee.



     A participant who receives a grant of stock appreciation rights or performance share Awards will recognize ordinary compensation income at the time such Award is settled in cash or stock in an amount equal to the cash or the fair market value of the stock received. Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of a grant of stock appreciation rights and performance shares in an amount equal to the ordinary compensation income recognized by the participant.



     No income will be recognized by a participant who is granted a stock Award if the Award is subject to a substantial risk of forfeiture or restrictions on transferability, unless the participant makes a special election with the Internal Revenue Service pursuant to Section 83(b) of the Code to be taxed at the time of grant. Upon lapse of the risk of forfeiture or restrictions on transferability, the participant will be taxed at ordinary income tax rates on the then fair market value of the Common Stock and a corresponding deduction will be allowable. The participant's basis in the Common Stock will be equal to the ordinary income so recognized. Upon subsequent disposition of such Common Stock, the participant will realize capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold).



     Pursuant to section 83(b) of the Code, a participant may elect within 30 days of receipt of the stock Award to be taxed at ordinary income tax rates on the fair market value of the Common Stock comprising the stock Award at the time of award. If the election is made, the Company will be entitled to a corresponding deduction. No income will be recognized, and no deduction will be allowed the Company, upon lapse of the risk of forfeiture or restrictions on transferability.



     The following table sets forth certain information concerning stock options expected to be granted upon consummation of the Offering.



                               NEW PLAN BENEFITS



                           1997 STOCK INCENTIVE PLAN



                                                                          OPTIONS
                                                              --------------------------------
                                                                 NO. OF
                     NAME AND POSITION                          UNITS(1)       DOLLAR AMOUNT
                     -----------------                        ------------    ----------------
James E. Barlett............................................     216,000            n/a
  President and Chief Executive Officer
Paul H. Bristow.............................................      61,580            n/a
  Senior Vice President and Chief Financial Officer
Michael Foliot..............................................      57,860            n/a
  Senior Vice President, Vendor Marketing
W. Craig Thomson............................................           0            n/a
  Senior Vice President
K. Norma Wood...............................................           0            n/a
  Senior Vice President, Marketing and Strategy
Executive Group.............................................     517,210            n/a
Non-Employee Director Group.................................           0            n/a
Non-Executive Officer Employee Group........................   1,172,100            n/a


---------------

(1) Assumes an initial public offering price of $21.50 per share of Common
    Stock.

     Generally, each option will vest in equal annual tranches over a five year period. The options will have a ten year term. Additionally, it is anticipated that upon consummation of the Offering each of the Chief Executive Officer and the Senior Vice Presidents of the Company will be awarded a one-time option grant representing the options they each would have received under the Stock Incentive Plan during the first two years of its existence. Fifty percent of this initial option grant to each such employee will have an exercise price equal to the Offering price and will vest over a five year period in 20% tranches starting on the date of grant. The other fifty-percent of each option grant will have an exercise price of 115% of the Offering price and will vest in five equal annual tranches over a five year period beginning in the year following the initial date of grant.



DEFERRED COMPENSATION ARRANGEMENTS



     The Deferred Compensation Arrangements are designed to convert existing awards under the Company's Long Term Incentive Plan (the "LTIP") into phantom shares. Certain executives of the Company have been participants in the LTIP. The LTIP is intended to reward executives for superior performance in achieving long-term Company goals and facilitate the recruitment and retention of high caliber executives. Each participant in the LTIP was granted a target cash award expressed as a percentage of such participant's base salary at the start of that performance period. Over the subsequent three year performance cycle, each participant annually receives one-third of the award, provided that the participant remains employed with the Company. The Company maintains the right to amend or terminate the LTIP at any time.



     The Company intends to discontinue granting awards under the LTIP upon completion of the Offering. The Company intends to convert the outstanding awards pursuant to remaining award cycles from 1995, 1996 and 1997 into phantom shares, each of which will represent an unsecured contractual right to receive, upon the payment of such phantom share in accordance with the terms of the award agreement letter, cash in the amount of the fair market value of a share of Common Stock as of the payment date. By signing the letter agreement which grants such phantom shares, each LTIP award holder will waive all of his or her rights and claims with respect to the LTIP and awards granted thereunder.



     The number of phantom shares granted to each participant will be determined by dividing the dollar amount of such participant's remaining unpaid award under the LTIP by the initial public offering price of the Common Stock. In the event that dividends are declared and paid on the Common Stock, each participant will also be awarded dividend equivalents with respect to his or her phantom shares. Such dividend equivalents will be placed in an account in each participant's name and awarded simultaneously with such corresponding phantom shares.



     In the event of the termination of a participant's employment for any reason other than retirement, death or disability, or the Company's elimination of the participant's position for reasons unrelated to the participant's performance, all unpaid phantom shares granted to such participant will be forfeited. In the event of a change in control, each participant will be paid the "change in control price" as defined in the LTIP. The Board may accelerate the payment of phantom shares granted pursuant to the deferred compensation arrangements at any time.

     It is currently anticipated that the following awards will be made to certain executive officers under the Deferred Compensation Arrangements concurrently with the Offering as set forth in the Deferred Compensation Arrangement Table below.



                               NEW PLAN BENEFITS



                       DEFERRED COMPENSATION ARRANGEMENT



                                                                       PHANTOM SHARES
                                                              --------------------------------
                                                              APPROXIMATE
                     NAME AND POSITION                        NO. OF UNITS    DOLLAR AMOUNT(1)
                     -----------------                        ------------    ----------------
James E. Barlett............................................     13,120           $282,096
  President and Chief Executive Officer
Paul H. Bristow.............................................      6,125           $131,690
  Senior Vice President and Chief Financial Officer
Michael Foliot..............................................      5,890           $126,653
  Senior Vice President, Vendor Marketing
Non-Executive Director Group................................     38,100           $819,170


---------------

(1) Assumes an initial public offering price of $21.50 per share of Common
    Stock.



     A participant who receives a grant of phantom shares will recognize ordinary compensation income at the time such award is settled in cash or in stock in an amount equal to the cash or fair market value of the stock received. Subject to the applicable provisions of the Code and regulations thereunder, the Company will be generally entitled to a federal income tax deduction in respect of a grant of phantom shares in an amount equal to the ordinary compensation income recognized by the participant.



MANAGEMENT INCENTIVE PLAN



     The Company maintains the Galileo International, Inc. Annual Management Incentive Plan (the "MIP") which is administered by the Chief Executive Officer of the Company. Participation in the MIP, which is determined annually, is based upon individual selection by the Chief Executive Officer, subject to the approval of the Committee. The Chief Executive Officer selects participants based upon the employee's level of duties and responsibilities and ability to positively impact the financial performance of the Company. The Board may remove participants from the MIP, permanently or for any other duration, at any time, due to the participant's absence or unsatisfactory individual performance.



     Awards, which are determined as soon as practicable after the close of the fiscal year, are calculated by multiplying the participant's annual base salary by the participant's "target incentive opportunity" and by the applicable performance multiplier. The participant's target incentive opportunity is a stated percentage of the participant's base salary. The target incentive opportunity is comprised of a corporate objective component and an individual objective component. The size of the target incentive opportunity is based upon a number of factors including the participant's level of duties and responsibilities, the participant's ability to positively impact the financial results of the Company, prevailing competitive practices, current practices of the Company, and local incentive pay practices. In determining whether performance goals have been satisfied, "windfall" revenue, defined as earnings not resulting from direct management actions, will be discounted from the total earnings. The Company will not issue bonuses if it does not meet a defined threshold level of corporate financial performance.



     Participants who resign at any time prior to receipt of any award will forfeit any award which may have accrued under the MIP. The Board may terminate or amend the MIP, in whole or in part, at any time.



MANAGEMENT OWNERSHIP GUIDELINES



     The Company has adopted the following management ownership guidelines (the "MOG") for the purpose of better linking executive compensation with stockholder value creation. The MOG requires each executive to acquire and hold a specified multiple of such executive's salary in Common Stock and provides a company-supported program to assist executives in acquiring the required amount over a specified period of time. The MOG requires that within three years from the date of the Offering the Chief Executive Officer of the Company own Common Stock or phantom stock under the Deferred Compensation Arrangement with a market value equal to 300% of his salary and the Senior Vice Presidents each own Common Stock with a market value equal to 150% of such Senior Vice President's salary.



NON-EMPLOYEE DIRECTOR STOCK PLAN



     Prior to the consummation of the Offering, the Company intends to adopt the Galileo International, Inc. 1997 Non-Employee Director Stock Plan (the "Director Plan"). The purposes of the Director Plan are to retain the services of qualified individuals who are not employees of the Company to serve as members of the Board and to secure for the Company the benefits of the incentives inherent in increased Common Stock ownership by such individuals by granting such individuals options to purchase shares of Common Stock and to provide such individuals an opportunity to defer payment of a portion of their director's fees in accordance with the terms and conditions set forth herein, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Common Stock. It is anticipated that the directors to be elected by the holders of the Special Voting Preferred Stock will not participate in the Director Plan.



     Shares Available Under the Stock Incentive Plan. Subject to the provisions of the Director Plan, the maximum number of shares of Common Stock which may be issued under the Director Plan shall not exceed 500,000. Either authorized and unissued shares of Common Stock or treasury shares may be delivered pursuant to the Director Plan.



     Administration. The Board or an individual appointed by the Board (the "Administrator") will be responsible for administering the Director Plan. The Administrator will have authority to adopt such rules as it may deem appropriate to carry out the purposes of the Director Plan, and will have authority to interpret and construe the provisions of the Director Plan and any agreements and notices under the Director Plan and to make determinations pursuant to any Director Plan provision. Each interpretation, determination or other action made or taken by the Administrator pursuant to the Director Plan will be final and binding on all persons.



     Stock Options. The Director Plan is expected to authorize awards of options based upon the Common Stock. It is currently anticipated that options will be granted to all non-employee directors whose employers' policies do not prohibit the awards. Each option will generally vest and become exercisable six months after the date of grant and will expire ten years from the date of grant, subject to early vesting, exercisability, and expiration as provided in the Director Plan. The option will have a per share exercise price equal to the fair market value of the Common Stock on the date of grant. Upon the effective date of the Director Plan and upon the date of a non-employee director's election, appointment or reelection, such non-employee director will be granted an option to purchase (4,000 X Y) - 1,000 X (Y - 1) shares of Common Stock where Y = the number of years in such director's term. In non-election years an option to purchase 1,000 shares of Common Stock will be granted to each eligible non-employee director.



     The exercise price of a stock option may be paid in cash or previously owned stock or a combination thereof.



     Deferral of Director's Fees. Non-employee directors may elect to defer all or a specified percentage of their director's fees (in multiples of five percent) under the Director Plan. A non-employee director's deferrals will be credited to a deferred compensation account set up for that non-employee director by the Company. All amounts in this account are nonforfeitable at all times.



     The portion of the director's fees that a non-employee director elects to defer will be credited in the form of phantom stock units to the deferred compensation account as of the last business day of the fiscal quarter in which such portion of the director's fees would otherwise have been payable to the non-employee director. The number of phantom stock units to be credited to the deferred compensation account will be determined by dividing the amount of the director's fees deferred over such quarter by the fair market value of a share of

Common Stock as of the date of crediting. In the event that the Company pays any cash or other dividend or makes any other distribution in respect of the Common Stock, each phantom stock unit credited to the deferred compensation account of a non-employee director will be credited with dividend equivalents. The crediting of phantom stock units to a non-employee director's deferred compensation account shall not confer on the non-employee director any rights as a stockholder of the Company.



     Payment of the deferred benefits credited in phantom stock units will be in shares of Common Stock.



     Change in Control. The definition of change of control for the purposes of the Director Plan is substantially identical to that in the Stock Incentive Plan. In the event of a change in control of the Company: (a) any options held by a non-employee director who retires from service or who is removed from the Board within two years of the date such a change in control occurred that are not yet exercisable and vested will become fully exercisable and vested and (b) all deferred benefits credited to the non-employee director's deferred compensation account as of the date of the change in control will be paid in cash to the non-employee director or, in the event of death of the non-employee director prior to payment, to the beneficiary thereof on the date of the change in control. The cash amount paid for each whole or partial phantom stock unit will be the change in control price.



     Amendment. The Board or the Committee may amend or terminate the Director Plan at any time, except that stockholder approval is required to increase the maximum number of shares issuable under the plan and when required by any applicable law. No amendment or termination of the Director Plan may adversely affect a participant's rights with respect to previously granted Awards or result in the distribution of amounts credited to his or her deferred account in a manner other than provided in the Director Plan or otherwise result in immediate taxation without his or her consent.



     Certain Federal Income Tax Consequences. Although no Federal income tax liability accrues to a participant in the Director Plan at the time options are granted pursuant to the Plan, the participant must recognize ordinary compensation income in the year in which such options are exercised equal to the amount by which the fair market value of the purchased shares on the date of exercise exceeds the exercise price. The tax basis of such shares to such participant will be equal to the exercise price paid plus the amount includible in the participant's gross income, and the participant's holding period for such shares will commence on the date on which the participant recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of options granted pursuant to the Director Plan generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Certain additional rules apply if the exercise price for such options is paid in shares previously owned by the participant.



     Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to an income tax deduction equal to the amount of ordinary compensation income the participant recognizes in connection with the exercise of any option granted pursuant to the Director Plan. The deduction will, in general, be allowed for the taxable year of the Company in which the participant recognizes such ordinary compensation income.



     It is currently anticipated that awards will be made to the non-employee directors upon their election following the Offering, set forth below in the 1997 Non-Employee Director Plan Table.



                               NEW PLAN BENEFITS



                        1997 NON-EMPLOYEE DIRECTOR PLAN



                                                                       PHANTOM   DOLLAR
                     NAME AND POSITION                        OPTIONS  SHARES    AMOUNT
                     -----------------                        -------  -------   ------
Non-Executive Director Group(1).............................   30,000     0        0


---------------

(1) Assumes participation in the Director Plan by non-employee directors other than those elected pursuant to the Special Voting Preferred Stock and three-year terms of service.

        RELATIONSHIP WITH AIRLINE STOCKHOLDERS AND CERTAIN TRANSACTIONS

COMMERCIAL ARRANGEMENTS

     Computer Services Agreements


     Simultaneously with the consummation of the Offering, each airline stockholder may enter into a separate computer services agreement (collectively, the "Computer Services Agreements") with the Company pursuant to which the Company will provide certain fares quotation services, internal reservation services, other internal management services and software development services. The Computer Services Agreements, other than with respect to fares quotation services and services to United Airlines, each discussed below, will generally be cancellable by either party upon six months' prior written notice (except the Company will not be able to cancel the agreement prior to the third anniversary of the consummation of the Offering). The Computer Services Agreements generally require the Company to provide the services thereunder at prices based upon a fully allocated cost methodology for a period of up to three years, after which pricing will be determined on an arm's-length basis.


     The Company will also provide fares quotation services to many of the airline stockholders, including United Airlines, through its GlobalFares fares quotation system. The Company has agreed to provide such fares quotation services under existing pricing arrangements for a period of approximately five years, after which pricing will be determined on an arm's-length basis. These services may be canceled by either party upon six months' prior written notice (except the Company will not be able to cancel the provision of such services prior to the end of the existing pricing period).


     The Company will also provide internal reservation services, other internal management services and software development services to United Airlines. Internal reservation services will be provided for a minimum period of four or six years following the consummation of the Offering at prices in effect immediately prior to such consummation. Other internal management services and software development services will generally be provided to United Airlines for a minimum period of six years following the consummation of the Offering at prices in effect immediately prior to such consummation with respect to other internal management systems services, and at prices based upon a fully allocated cost methodology for software development services, after which pricing will be determined on an arm's-length basis.


     Distributor Sales and Service Agreements

     The Company is party to distributor sales and service agreements with NDC affiliates of certain airline stockholders. In exchange for its efforts to sell the Company's products to travel agencies in its territory, the NDC receives a percentage of the booking fees generated by travel agency use of the Company's systems within its territory. In the absence of material breach, these agreements cannot be terminated by either party so long as an affiliate of the relevant NDC retains an interest in the Company.

     Termination of Revenue Sharing Obligations


     In conjunction with the acquisitions of Galileo Nederland and Traviswiss, the Company will terminate its obligations under the Galileo International Partnership agreement to share with KLM and Swissair a portion of the booking fee revenue generated in certain European territories. In consideration of the termination of such revenue sharing obligations the Company will pay KLM and Swissair, in four annual installments, the aggregate amounts of $14.8 million and $22.4 million, respectively. See "The Company -- The NDC
Acquisitions -- Traviswiss AG" and "-- Galileo Nederland BV."


     Sales Representation Agreements


     Simultaneously with the consummation of the Offering, the Company will enter into sales representation agreements with United Airlines and US Airways, pursuant to which these airlines will provide the personnel to sell the Company's Apollo brand reservations products to subscribers in the United States and Mexico. Employees of the airlines will be responsible for the sales function, while employees of the Company will be fully responsible for all aspects of customer service and support. Each sales representation agreement will remain in effect so long as the non-competition agreement between the Company and United Airlines or US

Airways, as the case may be, remains in effect, and will provide base and incentive compensation, based upon achievement of revenue goals to be established annually.

     Services Agreements


     In connection with the Company's acquisition of ATS, the Company will enter a services agreement (the "ATS Services Agreement") with United Airlines, US Airways and Air Canada (collectively, the "ATS Services Providers"), pursuant to which the ATS Services Providers will provide certain marketing and other services designed to assist the Company in growing the business of ATS. Specifically, each of the ATS Services Providers will agree to use its expertise with respect to the airline distribution business, its sales personnel and its sales offices in the ATS territory, in accordance with applicable law, to increase the Company's competitiveness in the marketplace and generate additional bookings and revenue for the Company. Representatives from the marketing division of each ATS Services Provider will meet regularly with representatives from the Company's marketing division to discuss, coordinate and implement future marketing strategies related to, but not limited to, the direction of distribution in the marketplace and the emergence of alternative distribution channels and technologies. During the sixth year following the effective date of the ATS Services Agreement, the Company will pay the ATS Services Providers a fee of up to $200.0 million (on a present value basis), based on improvements in the Company's air booking fee revenue over the five-year period immediately following the acquisition of ATS, as measured by the weighted average annual air segment growth rate and the weighted average annual price increase rate over such period. The Company cannot currently estimate how much, if any, of such maximum fee may be paid at such time.



     In connection with the Company's acquisitions of Traviswiss and Galileo Nederland, the Company will enter into a services agreement with each of Swissair and KLM (collectively, the "Additional Services Agreements"; and, together with the ATS Services Agreements, the "Services Agreements"), pursuant to which Swissair and KLM will provide services designed to assist the Company in growing the business of Traviswiss and Galileo Nederland, respectively. During the sixth year following the effective dates of the Additional Services Agreements, the Company will pay Swissair a fee of up to $6.8 million (on a present value basis) and will pay KLM a fee of up to $4.7 million (on a present value basis), in each case based on improvements in the Company's air booking fee revenue over the five-year period immediately following such acquisitions, measured in a manner similar to that provided in the ATS Services Agreement. The Company cannot currently estimate how much, if any, of such maximum fees will be paid at such time.


NON-COMPETITION AGREEMENTS


     Simultaneously with the consummation of the Offering, the Company will enter into a non-competition agreement with each of the airline stockholders. These agreements will prohibit the airline stockholders and their affiliates from competing with the Company in providing reservations services to neutral travel agencies. However, the non-competition agreements include certain exceptions that permit the airline stockholders and their affiliates to, among other things, provide and market certain reservation services to certain customers of the airline stockholders.


     If an airline stockholder believes it will be materially disadvantaged in relation to one of its airline competitors by not being able to engage in an activity that is prohibited by the non-competition agreement, such entity may seek approval to engage in the activity from the Company's Airline Affiliate Review Board (the "AARB"). The AARB, which will be comprised of a representative of each of United Airlines, KLM, Swissair, British Airways and US Airways (so long as the relevant airline stockholder is a beneficial owner of a share of Special Voting Preferred Stock and is not the airline seeking relief), may permit the airline stockholder to engage in the prohibited activity if it determines that the damage to the airline stockholder from continued prohibition of such activity would be greater than the damage that would be suffered by the Company if such activity were allowed. The AARB may condition its permission upon divestiture of the airline stockholder's interest in the Company's capital stock, termination of its right to distribute the Company's products and services or the payment of compensation to the Company. The airline stockholder may not engage in the prohibited activity until the AARB renders a decision allowing such activity or, if the AARB's decision is appealed to an arbitrator, until such arbitrator renders an award allowing such activity.

     These agreements may be terminated upon 12 months' notice given at any time after the second anniversary of the consummation of the Offering, or upon six months' notice after the third anniversary of such date, provided that the agreements may not be terminated while the stockholder controls one of the Company's NDCs. Each non-competition agreement also terminates automatically at such time as the airline stockholder that is a party to such agreement ceases to own any shares of Common Stock, although the agreement will continue to be binding on any NDC of the Company in which such airline stockholder owns an interest.

     In the event any airline stockholder that has elected a director to the Company's Board of Directors in accordance with the provisions of the Special Voting Preferred Stock gives notice of its intention to terminate its non-competition agreement, such airline stockholder will no longer be entitled to have a director on the Company's Board of Directors.

REGISTRATION RIGHTS AGREEMENT

     The Company and the airline stockholders are parties to a registration rights agreement (the "Registration Rights Agreement"), pursuant to which each airline stockholder may, on two separate occasions, demand registration under the Securities Act of shares of the Common Stock held by it. The Company may postpone such a demand under certain circumstances. In addition, if the Company registers any other shares of Common Stock under the Securities Act, subject to certain limitations, each airline stockholder may request that the Company include shares of its Common Stock in such registration.

STOCKHOLDERS' AGREEMENT


     Simultaneously with the consummation of the Offering, the Company, certain of its stockholders and certain parties related to such stockholders will enter into a stockholders' agreement (the "Stockholders' Agreement") pursuant to which they will vote their shares and take such other actions as are necessary to cause the board of directors of the Company to (i) with limited exceptions, consist of 13 members, (ii) be divided into three classes, (iii) consist of seven directors elected by the airline stockholders, three management directors and three independent directors and (iv) designate nominating, audit and compensation committees. The Stockholders' Agreement contains certain limitations on the transfer of shares of Special Voting Preferred Stock and Common Stock, including provisions granting the airline stockholders, their affiliates and certain transferees (collectively, the "Original Owners") the right of first refusal in the event that an Original Owner proposes to sell or transfer its shares of Common Stock to another Original Owner or an affiliate thereof. In addition, the Stockholders' Agreement prohibits an Original Owner from transferring its shares of Common Stock to any of its affiliates without such affiliate executing a counterpart of the Stockholders' Agreement. The Stockholders' Agreement also restricts the ability of an Original Owner to acquire more than 50% of the capital stock of the Company entitled to vote in the election of directors. Each of the Original Owners has agreed in the Stockholders' Agreement not to sell any of its original shares of Common Stock or Special Voting Preferred Stock within the first six months after the Offering unless it provides a written opinion of tax counsel to the effect that such sale will not cause the formation of the Company to fail to qualify as a tax-free transaction under Section 351 of the Code. The Stockholders' Agreement will terminate on the tenth anniversary of the consummation of the Offering.


TRANSACTION AGREEMENT


     Simultaneously with the consummation of the Offering, the parties to the original agreements relating to the formation, business, operations and governance of the Galileo Partnership will enter into a transaction agreement with the Company (the "Transaction Agreement"). Pursuant to the Transaction Agreement, the parties will agree to enter into new agreements relating to the governance of the Company and certain commercial relationships between the Company and its airline stockholders (and certain of their affiliates) and to extend, terminate or modify certain of the obligations of the parties under the original agreements.


     The new agreements will include the Computer Services Agreements, the Non-Competition Agreements, the Sales Representation Agreements, the Registration Rights Agreement, the Stockholders' Agreement, the agreements pursuant to which the Company will effect the NDC Acquisitions and the Services Agreements.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding (i) the beneficial ownership of the Common Stock by the airline stockholders immediately prior to the Offering (after giving effect to the merger of the Galileo Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc.); (ii) the number of shares of Common Stock to be sold by the Selling Stockholders in the Offering; (iii) the beneficial ownership of the Common Stock by the airline stockholders as adjusted to give effect to the Offering; and (iv) the beneficial ownership of Special Voting Preferred Stock after giving effect to the Offering. Immediately prior to the Offering, no director or executive officer of the Company will be the beneficial owner of any shares of Common Stock.


                                            SHARES OF                             SHARES OF
                                           COMMON STOCK                          COMMON STOCK
                                           BENEFICIALLY        NUMBER OF         BENEFICIALLY         NUMBER OF SHARES
                                           OWNED PRIOR         SHARES OF         OWNED AFTER          OF SPECIAL VOTING
                                        TO THE OFFERING(2)       COMMON        THE OFFERING(2)         PREFERRED STOCK
                                       --------------------   STOCK BEING    --------------------    BENEFICIALLY OWNED
         BENEFICIAL OWNER(1)             NUMBER     PERCENT     OFFERED        NUMBER     PERCENT   AFTER THE OFFERING(3)
         -------------------             ------     -------   -----------      ------     -------   ---------------------
United Air Lines, Inc.(4)............  33,440,000    38.0%            --     33,440,000    33.4%              3
British Airways plc(5)...............  12,892,000    14.7      5,891,600      7,000,400     7.0               1
SAirGroup (Ltd.)(6)..................  11,633,600    13.2      4,633,200      7,000,400     7.0               1
Koninklijke Luchtvaart Maatschappij
  N.V. (KLM)(7)......................  10,639,200    12.1             --     10,639,200    10.6               1
US Airways, Inc.(8)..................   9,680,000    11.0      2,679,600      7,000,400     7.0               1
Alitalia-Linee Aeree Italiane
  S.p.A.(9)..........................   7,664,800     8.7      6,065,840      1,598,960     1.6              --
Olympic Airways S.A.(10).............     906,400     1.0             --        906,400       *              --
Air Canada(11).......................     880,000     1.0        727,760        152,240       *              --
Aer Lingus plc(12)...................      88,000       *             --         88,000       *              --
Transportes Aereos Portugueses
  S.A.(13)...........................      88,000       *             --         88,000       *              --
Austrian Airlines Oesterreichische
  Luftverkehrs
  Aktiengesellschaft(14).............      88,000       *             --         88,000       *              --


-------------------------
   * Less than 1%.

 (1) As used in this table, the terms "beneficial owner" and "beneficially own" have the meanings given such terms in Rule 13d-3 of the Exchange Act.

 (2) Assumes no exercise of the U.S. Underwriters' over-allotment option. See "Underwriters."

 (3) Each share of Special Voting Preferred Stock entitles the holder thereof to elect one director to the Company's Board of Directors. See "Description of Capital Stock -- Special Voting Preferred Stock."


 (4) Shares are owned directly by Covia Corporation, a wholly owned subsidiary of United Air Lines, Inc., whose business address is 1200 East Algonquin Road, Elk Grove Township, Illinois 60007.


 (5) Shares are owned directly by Distribution Systems, Inc., a Delaware corporation and an indirect wholly owned subsidiary of British Airways plc. The business address of British Airways plc is Speedbird House, Heathrow Airport, Hounslow, Middlesex, TW6 2JA, England.


 (6) Shares are owned directly by Roscor, A.G., a wholly owned subsidiary of SAirGroup (Ltd.), whose business address is CH-8058, Zurich Airport, Switzerland.


 (7) Shares are owned directly by Travel Industry Systems B.V., a wholly owned subsidiary of Koninklijke Luchtvaart Maatschappij N.V., whose business address is Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands.

 (8) Shares are owned directly by USAM Corp., a wholly owned subsidiary of US Airways, Inc., whose business address is Crystal Park Four, 2345 Crystal Drive, Arlington, Virginia 22227.

 (9) Shares are owned directly by Racom Teledata S.p.A., a subsidiary of Alitalia-Linee Aeree Italiane S.p.A., whose business address is Viale Alessandro Marchetti No. 111, 00148 Rome, Italy.

(10) Shares are owned directly by Olynet, Inc., a wholly owned subsidiary of Olympic Airways S.A., whose business address is 96, Syngrou Ave, Athens, Greece.

(11) Shares are owned directly by Resnet Holdings, Inc., a wholly owned subsidiary of Air Canada., whose business address is 130 Bloor Street West, Toronto, Ontario, M5S 1P5, Canada.

(12) Shares are owned directly by Retford Limited, a wholly owned subsidiary of Aer Lingus plc, whose business address is Head Office Block, Dublin Airport, Dublin, Ireland.

(13) Shares are owned directly by Coporga, Inc., a wholly owned subsidiary of Transportes Aereos Portugueses S.A., whose business address is Edificio 27,
     10. andar, Aeroporto de Lisboa, 1700 Lisboa Codex, Portugal.

(14) Shares are owned directly by Travidata, Inc., a wholly owned subsidiary of Austrian Airlines Oesterreichische Luftverkehrs Aktiengesellschaft, whose business address is Fontanastrasse I, A-1107 Vienna, Austria.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Restated By-Laws (the "By-Laws") of the Company and the Stockholders' Agreement that will be in effect immediately prior to the consummation of the Offering, forms of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

     The Special Voting Preferred Stock will allow certain airline stockholders to elect seven of the 13 members of the Company's Board of Directors. Of the remaining six directors, the airline stockholders have agreed pursuant to the Stockholders' Agreement to vote their shares of Common Stock in favor of the election of three independent directors who will be nominated by the Board of Directors and three management directors. As a result, so long as the Stockholders' Agreement remains in effect and the airline stockholders own in the aggregate more than 50% of the outstanding Common Stock, the airline stockholders will control the election of the entire Board of Directors. See "Relationship with Airline Stockholders -- Stockholders' Agreement."

GENERAL

     Upon the effectiveness of the Certificate of Incorporation, the authorized capital stock of the Company will consist of 250,000,000 shares of Common Stock, par value $.01 per share, seven shares of Special Voting Preferred Stock, par value $.01 per share (the "Special Voting Preferred Stock"), which will be divided into seven series consisting of one share each, and 25,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK


     Upon completion of the Offering, the Company will have 100,000,000 shares of Common Stock outstanding (assuming no exercise of the U.S. Underwriters' over-allotment option).


     Voting Rights. Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of stockholders.

     Dividends. Each share of Common Stock has an equal and ratable right, subject to any preferential rights of any outstanding Preferred Stock, to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. The DGCL generally requires that dividends are payable only out of the Company's surplus or current net profits. See "Dividend Policy."

     Liquidation. Subject to the rights of any holders of Special Voting Preferred Stock and Preferred Stock outstanding, upon the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

     Other. The holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are, and the Common Stock offered by the Company hereby will be, validly issued, fully paid and nonassessable.

     Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to have the Common Stock approved for listing on the New York Stock Exchange, there can be no assurance that an active trading market will develop for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriters -- Pricing of Offering."

SPECIAL VOTING PREFERRED STOCK

     Upon completion of the Offering, the Company will have seven series of Special Voting Preferred Stock outstanding, each series consisting of one share.

     Voting Rights. Each series of Special Voting Preferred Stock, voting separately as a single series, will generally be entitled to elect one director to the Board of Directors so long as the number of Relevant Shares (as defined below) that are held by the holder of the share of such series of Special Voting Preferred Stock and its affiliates represents, with limited exceptions, at least 5% of the total number of shares of Common Stock outstanding; provided, however, that in the event (i) a holder holds the shares of two or more series of Special Voting Preferred Stock, such holder will be entitled to elect two directors to the Board of Directors only if the number of Relevant Shares that are held by such holder represents at least 15% of the total number of shares of Common Stock outstanding and (ii) a holder holds the shares of three or more series of Special Voting Preferred Stock, such holder will be entitled to elect three directors to the Board of Directors only if the number of Relevant Shares held by such holder represents at least 25% of the total number of shares of Common Stock outstanding.


     "Relevant Shares" means shares of Common Stock (i) beneficially owned by subsidiaries of United Airlines, British Airways, Swissair, KLM, US Airways, Alitalia, Olympic Airways, Air Canada, TAP Air Portugal, Austrian Airlines, Aer Lingus or any affiliate of the foregoing (collectively, the "Original Owners") immediately after consummation of the Offering (but excluding any shares of Common Stock acquired in the Offering), (ii) transferred or acquired in accordance with the provisions of the Stockholders' Agreement, including the transfer restrictions provided below, (iii) issued by way of a stock split of the Common Stock, or (iv) issued as (or issuable upon the conversion or exercise of any warrant, rights, option or other convertible security which is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the Common Stock referred to in clauses (i) through (iii) above.


     Transfer Restrictions. The holder of a share of Special Voting Preferred Stock may transfer such share only if (i) such transfer is made in connection with a simultaneous transfer of Relevant Shares to the transferee, (ii) the transferee is either (A) an Original Owner or (B) a third party that is or becomes a party to the Stockholders' Agreement and a non-competition agreement, and (iii) such transferee and its affiliates, in the aggregate, would, after giving effect to such transfer or, in certain circumstances, within 90 days of such transfer, hold Relevant Shares representing at least 5% (in the event such transferee is receiving one share) of the then outstanding shares of Common Stock. Only shares of Special Voting Preferred Stock transferred in accordance with these restrictions will continue to have the special voting rights described above.

     Redemption. If at any time the holder of a share of Special Voting Preferred Stock (i) is not entitled to elect a director to the Board of Directors, (ii) is no longer subject to the terms of a non-competition agreement, or (iii) has given the Company notice of its intention to terminate its non-competition agreement, then the Company will immediately and automatically redeem the share of such series of Special Voting Preferred Stock at a redemption price of $100 per share (to the extent the Company has funds legally available therefor).

     Dividends. No share of Special Voting Preferred Stock will entitle the holder thereof to receive dividends on such share.

     Liquidation Rights. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company or proceeds thereof (whether capital or surplus) is made to or set apart for the holders of any class or series of stock of the Company ranking junior to the Special Voting Preferred Stock upon liquidation, holders of the Special Voting Preferred Stock will be entitled to receive $100 per share (the "preferential amount"), but such holders will not be entitled to any further payment. If, upon any liquidation, dissolution or winding-up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of shares of Special Voting Preferred Stock and any other class or series of stock ranking on a parity with the Special Voting Preferred Stock as to payments upon liquidation, dissolution or winding-up are insufficient to pay in full the preferential amount payable on all such shares of stock, then such assets, or the proceeds thereof, will be distributed among such holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company to, or a consolidation or merger of the Company with or into, one or more other corporations (whether or not the Company is the corporation surviving such consolidation or merger) will not be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized Preferred Stock into one or more series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

     The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of Common Stock outstanding, or in the amount of voting securities outstanding, of at least 20%. The Board of Directors has no intention at the present time to issue additional shares of Common Stock beyond those contemplated by this Offering.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage a potential acquiror from making, without first negotiating with the Board of Directors, an acquisition attempt that would enable the potential acquiror to change the composition of the Board of Directors. This could discourage a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     Stockholders' rights and related matters are governed by the DGCL, the Certificate of Incorporation and the By-Laws. Certain provisions of the Certificate of Incorporation and By-Laws, which are summarized below, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by the Company's Board of Directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the Common Stock. The Company believes that such provisions are necessary to enable the Company to develop its business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Board of Directors to be in the best interests of the Company and its stockholders.

     Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides that the Board of Directors of the Company is to be divided into three classes of directors serving staggered three-year terms. The classes of directors will be as nearly equal in number as possible. Accordingly, approximately one-third of the Company's Board of Directors will be elected each year. As a result of the Special Voting

Preferred Stock that will be outstanding upon completion of the Offering, and the provisions of the Stockholders' Agreement regarding nomination and election of directors, only one management director and only one independent director will be elected each year. See "Management -- Board Composition" and "Relationship with Airline Stockholders and Certain Transactions -- Stockholders' Agreement." Subject to the rights of the holders of shares of Special Voting Preferred Stock to elect directors, the classified board provisions will prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date such party obtains the controlling interest. The provisions of the Certificate of Incorporation relating to the classified nature of the Company's Board of Directors may not be amended without the affirmative vote of the holders of at least 66 2/3% of the voting power of the Company's outstanding voting stock.


     The By-Laws provide that the number of directors will be 13 or, subject to the provisions of the Stockholders' Agreement, such other number as shall be fixed from time to time pursuant to a resolution adopted by the Board of Directors. The By-Laws provide that subject to the rights of the holders of the Special Voting Preferred Stock, that any vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders. These provisions will preclude stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     No Stockholder Action by Written Consent; Special Meeting. The Certificate of Incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting and, thus, stockholders may only take action at an annual or special meeting called in accordance with the By-Laws. The Certificate of Incorporation and the By-Laws provide that special meetings of stockholders may only be called by the Chairman of the Board, the Chief Executive Officer or pursuant to a resolution adopted by a majority of the Board of Directors. Special meetings may not be called by the stockholders.

     These provisions could have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of the voting power of the capital stock of the Company entitled to vote from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman of the Board, the Chief Executive Officer or a majority of the Board of Directors by calling a special meeting of stockholders prior to the time such persons believe such consideration to be appropriate.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Certificate of Incorporation and the By-Laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. The notice of nominations for the election of directors must set forth certain information with respect to the stockholder giving the notice and with respect to each nominee.

     By requiring advance notice of nominations by stockholders, the foregoing procedures will afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, such procedures will provide the Board of Directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board of Directors' position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Certificate of Incorporation and the By-Laws do not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

     Indemnification. The Certificate of Incorporation and the By-Laws provide that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

     Amendments. Stockholders may adopt, alter, amend or repeal provisions of the By-Laws only by vote of the holders of 66 2/3% or more of the outstanding Common Stock. In addition, the affirmative vote of the holders of 66 2/3% or more of the outstanding Common Stock and any other voting securities is required to amend certain provisions of the Certificate of Incorporation, including the provisions referred to above relating to the classification of the Company's Board of Directors, prohibiting stockholder action by written consent, prohibiting the calling of special meetings by stockholders and approval of amendments to the By-Laws. In addition, the By-Laws may be amended by the affirmative vote of a majority of the whole Board of Directors.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:
(i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases; or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws and will not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

CORPORATE OPPORTUNITIES POLICY

     The Certificate of Incorporation provides that, except as the airline stockholders may otherwise agree in writing, the airline stockholders shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and no airline stockholder nor any officer or director thereof (except as described in the next paragraph) will be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of such airline stockholder. See "Relationship With Airline Stockholders and Certain Transactions -- Non-Competition Agreements." In the event that any airline stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both such airline stockholder and the Company, such airline stockholder will have no duty to communicate or offer such corporate opportunity to the Company and will not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that such airline stockholder pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

     In the event that a director or officer of the Company who is also a director or officer of an airline stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and such airline stockholder, such director or officer of the Company will have fully satisfied and fulfilled the fiduciary duty of such director or officer to the Company and its stockholders with respect to such corporate opportunity, if such director or officer acts in a manner consistent with the following policy:

     First, a corporate opportunity offered to any person who is an officer of the Company, and who is also a director but not an officer of such airline stockholder, will belong to the Company.

     Second, a corporate opportunity offered to any person who is a director but not an officer of the Company, and who is also a director, officer or employee of such airline stockholder will belong to the Company if such opportunity is expressly offered to such person primarily in his or her capacity as a director of the Company, and otherwise will belong to such airline stockholder.

     Third, a corporate opportunity offered to any person who is an officer of both the Company and such airline stockholder will belong to the Company if such opportunity is expressly offered to such person primarily in his or her capacity as an officer of the Company, and otherwise will belong to such airline stockholder.

     For purposes of this corporate opportunities provision, a director of the Company who is Chairman of the Board of Directors of the Company or of a committee thereof will not be deemed to be an officer of the Company by reason of holding such position, unless such person is a full-time employee of the Company.

     The Certificate of Incorporation also provides that, until the time that the airline stockholders cease to own beneficially, in the aggregate, Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock of the Company, the affirmative vote of the holders of more than 80% of the total voting power of all classes of outstanding Common Stock of the Company will be required to alter, amend or repeal this corporate opportunities provision in a manner adverse to the interests of the airline stockholders.

     The Certificate of Incorporation provides that any person purchasing or otherwise acquiring any interest in shares of the capital stock of the Company shall be deemed to have consented to this corporate opportunities provision.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless: (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL. The Certificate of Incorporation does not exclude the Company from the restrictions imposed by Section 203 of the DGCL and, as a result, the Company will be subject to its provisions upon consummation of the Offering.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who could be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation of the Company does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

LISTING


     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "GLC."


REGISTRAR AND TRANSFER AGENT


     Harris Trust and Savings Bank will act as Registrar and Transfer Agent for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.


     Upon completion of the Offering, the Company will have 100,000,000 shares of Common Stock issued and outstanding (104,799,700 if the U.S. Underwriters' over-allotment option is exercised in full). Of these shares, the 31,998,000 shares of Common Stock to be sold in the Offering will be freely tradable without restrictions or further registration under the Securities Act, except that shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act ("Rule 144")) will be subject to the resale limitations of Rule 144. The remaining 68,002,000 shares of Common Stock outstanding will be "restricted securities" as the term is defined by Rule 144 (the "Restricted Shares").


     In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed between the later of the date on which the Restricted Shares were acquired from the Company and the date on which they were acquired from an "affiliate" of the Company (an "Affiliate," as that term is defined in Rule 144), then the holder of such Restricted Shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting Restricted Shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which Restricted Shares were acquired from the Company and the date on which they were acquired from an Affiliate, a holder of such Restricted Shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell such Restricted Shares immediately without regard to the volume limitations and other conditions described above. The foregoing description of Rule 144 is not intended to be a complete description thereof.


     Sales of significant amounts of Common Stock, or the perception that such sales could occur, could have an adverse impact on the market price of the Common Stock. Each of the Company and the airline stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than any such transaction between an airline stockholder and any affiliate thereof so long as, on or before the date of such transaction, such affiliate has also agreed to be bound by the restrictions set forth in this paragraph) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to the sale of the shares of Common Stock to the Underwriters. See "Underwriters."


     The Company and the airline stockholders are also parties to the Registration Rights Agreement pursuant to which each airline stockholder may, on two separate occasions, demand registration under the Securities Act of shares of the Common Stock held by it, subject to its agreement not to sell any shares prior to the expiration of 180 days from the date of this Prospectus. The Company may postpone such a demand under certain circumstances. In addition, if the Company registers any other shares of Common Stock under the Securities Act, subject to certain limitations, each airline stockholder may request that the Company include shares of its Common Stock in such registration.

                                  UNDERWRITERS

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and SBC Warburg Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Swiss Bank Corporation, acting through its division, SBC Warburg, ABN AMRO Rothschild, HSBC Investment Bank Limited, Lehman Brothers International (Europe), Merrill Lynch International and J.P. Morgan Securities Ltd. are acting as International Representatives, have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Lehman Brothers Inc. .....................................
  Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.................................
  J.P. Morgan Securities Inc. ..............................
  SBC Warburg Inc...........................................

                                                              ----------
     Subtotal...............................................  22,398,600
                                                              ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Swiss Bank Corporation,
     acting through its division, SBC Warburg...............
  ABN AMRO Rothschild.......................................
  HSBC Investment Bank Limited..............................
  Lehman Brothers International (Europe)....................
  Merrill Lynch International...............................
  J.P. Morgan Securities Ltd. ..............................

                                                              ----------
     Subtotal...............................................   9,599,400
                                                              ----------
       Total................................................  31,998,000
                                                              ==========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from, or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.


     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $.     a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $.     a
share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.



     Pursuant to the Underwriting Agreement, the Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 4,799,700 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.



     The Common Stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol "GLC." In order to meet the requirements for listing the Common Stock on the New York Stock Exchange, the Underwriters have undertaken to meet the New York Stock Exchange's minimum distribution, issuance and aggregate market value requirements.



     Each of the Company and the airline stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (other than any such transaction between an airline stockholder and any affiliate thereof so long as, on or before the date of such transaction, such affiliate has also agreed to be bound by the restrictions set forth in this paragraph) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to the sale of the Shares to the Underwriters.


     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., is arranger for and a lender under the Credit Agreement, for which it is entitled to customary fees. J.P. Morgan Securities Inc. served as financial adviser to the Company in connection with the acquisition of ATS, for which it is entitled to customary fees. Lehman Brothers Inc. served as financial adviser to ATS in connection with the sale of ATS to the Company, for which it is entitled to customary fees. From time to time, certain of the Underwriters have provided, and continue to provide, investment banking services to the Company, the Selling Stockholders and certain of their affiliates.

PRICING OF OFFERING

     Prior to the Offering, there has been no public market for the shares of Common Stock of the Company. Consequently, the initial public offering price will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of the industry in general, the general condition of the equity securities markets, and the market prices of similar securities of companies considered comparable to the Company. There can be no assurance that a regular trading market for the shares of Common Stock will develop after the Offering or, if developed, that a public trading market can be sustained. There can be no assurance that the prices at which the Common Stock will sell in the public market after the Offering will not be lower than the price at which it is offered by the Underwriters in the Offering.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances, nor does it discuss certain tax provisions which may apply to individuals who relinquish their U.S. citizenship or residence. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Currently, certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

     If an individual Non-U.S. Holder falls under clause (i) above, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses.

     If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

     Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payer. Backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). However, under proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to withholding tax at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required.

     Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more if its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption. Proposed regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the proposed regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of a non-U.S. status.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The balance sheet of Galileo International, Inc. as of May 13, 1997 and the consolidated financial statements of Galileo International Partnership as of December 31, 1995 and December 31, 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Apollo Travel Services Partnership as of December 31, 1995 and December 31, 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original registration statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, including exhibits thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


     The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the Company's Common Stock, the Company will become subject to the reporting requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGES
                                                                -----
GALILEO INTERNATIONAL, INC.
  Independent Auditors' Report..............................    F-2
  Balance Sheet as of May 13, 1997..........................    F-3
  Notes to Balance Sheet....................................    F-4
GALILEO INTERNATIONAL PARTNERSHIP
  Independent Auditors' Report..............................    F-5
  Consolidated Balance Sheets as of December 31, 1995 and
     1996 and March 31, 1997................................    F-6
  Consolidated Statements of Income for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997...................    F-7
  Consolidated Statements of Partners' Capital for the years ended December 31, 1994, 1995 and 1996 and for the
     three months ended March 31, 1997......................    F-8
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997...................    F-9
  Notes to Consolidated Financial Statements................    F-10
APOLLO TRAVEL SERVICES PARTNERSHIP
  Report of Independent Public Accountants..................    F-19
  Consolidated Balance Sheets as of December 31, 1995 and
     1996 and March 31, 1997................................    F-20
  Consolidated Statements of Operations for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997...................    F-21
  Consolidated Statements of Partners' Capital for the years ended December 31, 1994, 1995 and 1996 and for the
     three months ended March 31, 1997......................    F-22
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and for the three
     months ended March 31, 1996 and 1997...................    F-23
  Notes to Consolidated Financial Statements................    F-24

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Galileo International, Inc.:

     We have audited the accompanying balance sheet of Galileo International, Inc. (the Company) as of May 13, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Galileo International, Inc. as of May 13, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
May 20, 1997

                          GALILEO INTERNATIONAL, INC.

                                 BALANCE SHEET
                                  MAY 13, 1997

                           ASSETS
Cash........................................................    $ 1
                                                                ===
                    STOCKHOLDERS' EQUITY
Common stock, par value $.01 per share; authorized 1,000
  shares; 100 shares issued and outstanding.................    $ 1
                                                                ===

                    See accompanying notes to balance sheet.

                          GALILEO INTERNATIONAL, INC.

                             NOTES TO BALANCE SHEET

(1) ORGANIZATION

     Galileo International, Inc. (the "Company") is a Delaware corporation and was incorporated on May 13, 1997. The Company is a wholly owned subsidiary of Galileo International Partnership, a Delaware general partnership (the "Galileo Partnership"). The Company was formed to effect an initial public offering of its common stock (the "Offering"), to make selected acquisitions and to continue the operations of a proprietary computer reservation system.

(2) CERTAIN TRANSACTIONS (UNAUDITED)

     Substantially simultaneously with the consummation of the Offering, the Company will effect the following transactions:

          (i) The Company will amend and restate its Certificate of Incorporation such that, among other things, its authorized capital stock will consist of 250,000,000 shares of common stock, par value $.01 per share; 7 shares of special voting preferred stock, par value $.01 per share; and 25,000,000 shares of ordinary preferred stock, par value $.01 per share.

          (ii) The Galileo Partnership will be merged into a wholly owned limited liability company subsidiary of the Company. In connection with this merger, the partners of the Galileo Partnership will receive shares of common stock of the Company in the same proportion as that of their respective partnership interests and certain of such partners will receive shares of special voting preferred stock.

          (iii) The Company will use the net proceeds of the Offering plus borrowings under a credit agreement to acquire certain national distribution companies from affiliates of certain of the partners of the Galileo Partnership.

                          INDEPENDENT AUDITORS' REPORT

The Supervisory Board
Galileo International Partnership:

     We have audited the accompanying consolidated balance sheets of Galileo International Partnership and subsidiaries (the Partnership) as of December 31, 1995 and 1996, and the related consolidated statements of income, partners' capital, and cash flows for each of the years in the three-year period ending December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galileo International Partnership and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
February 21, 1997

                       GALILEO INTERNATIONAL PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS


                                                                     DECEMBER 31,
                                                                ----------------------       MARCH 31,
                                                                  1995          1996           1997
                                                                  ----          ----         ---------
                                                                                            (UNAUDITED)
                                                                            (IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  8,367      $ 78,196       $ 71,163
  Accounts receivable:
    Due from affiliates.....................................      39,042        56,434         58,389
    Travel vendors and others...............................      91,029       104,592        146,732
                                                                --------      --------       --------
                                                                 130,071       161,026        205,121
    Less allowances.........................................      11,713        14,747         15,061
                                                                --------      --------       --------
Net accounts receivable.....................................     118,358       146,279        190,060
  Lease deposit.............................................      40,461            --             --
  Prepaid expenses..........................................       8,213         5,603          7,083
  Other nontrade receivables................................      10,462         9,243          8,231
  Other current assets......................................       1,450         1,478          1,953
                                                                --------      --------       --------
Total current assets........................................     187,311       240,799        278,490
Property and equipment, at cost:
  Land......................................................       5,070         5,070          5,070
  Buildings and improvements................................      53,777        63,710         64,752
  Equipment.................................................     242,314       235,983        240,520
                                                                --------      --------       --------
                                                                 301,161       304,763        310,342
  Less accumulated depreciation.............................     197,813       198,565        203,828
                                                                --------      --------       --------
Net property and equipment..................................     103,348       106,198        106,514
Computer software, at cost..................................     398,004       414,932        420,404
  Less accumulated amortization.............................     124,490       166,911        178,605
                                                                --------      --------       --------
Net computer software.......................................     273,514       248,021        241,799
Other noncurrent assets.....................................       4,835         4,880          4,637
                                                                --------      --------       --------
                                                                $569,008      $599,898       $631,440
                                                                ========      ========       ========
             LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Accounts payable:
    Due to affiliates.......................................    $  5,140      $  6,013       $  4,279
    Others..................................................      23,467        20,136         16,182
  Accrued commissions:
    Due to affiliates.......................................      37,194        48,298         60,635
    Others..................................................      10,584        10,288         18,371
  Other accrued liabilities.................................      71,139        52,491         54,646
  Income taxes payable......................................       5,514         5,811          5,895
  Capital lease obligations, current portion................       7,372         6,600          6,974
  Long-term debt, current portion...........................      67,204        50,000             --
                                                                --------      --------       --------
Total current liabilities...................................     227,614       199,637        166,982
Pension and postretirement benefits.........................      17,645        19,012         20,672
Capital lease obligations, less current portion.............      36,263        34,539         32,175
Data center consolidation reserve, less current portion.....      23,762        21,335         19,840
Long-term debt, less current portion........................     134,171        70,000         70,000
Partners' capital, including cumulative translation losses
  of $7,763, $10,558, and $9,654, respectively..............     129,553       255,375        321,771
                                                                --------      --------       --------
                                                                $569,008      $599,898       $631,440
                                                                ========      ========       ========


          See accompanying notes to consolidated financial statements.

                       GALILEO INTERNATIONAL PARTNERSHIP

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                              THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,             MARCH 31,
                                           --------------------------------   -------------------
                                             1994       1995        1996        1996       1997
                                             ----       ----        ----        ----       ----
                                                                                  (UNAUDITED)
                                                               (IN THOUSANDS)
Revenues:
  Electronic global distribution
     services............................  $772,389   $921,338   $1,050,635   $269,136   $297,346
  Information services...................    41,446     45,072       37,624     10,041     10,300
                                           --------   --------   ----------   --------   --------
                                            813,835    966,410    1,088,259    279,177    307,646
                                           --------   --------   ----------   --------   --------
Costs and expenses:
  Cost of operations.....................   209,624    237,313      250,788     62,877     61,265
  Commissions, selling and
     administrative......................   534,913    588,799      662,132    164,278    180,070
                                           --------   --------   ----------   --------   --------
                                            744,537    826,112      912,920    227,155    241,335
                                           --------   --------   ----------   --------   --------
Operating income.........................    69,298    140,298      175,339     52,022     66,311
Other income (expense):
  Interest income (expense), net.........   (21,670)   (14,406)      (8,060)    (2,335)    (1,774)
  Other, net.............................     5,586     (2,177)        (181)       284      1,370
                                           --------   --------   ----------   --------   --------
Income before income taxes...............    53,214    123,715      167,098     49,971     65,907
Income taxes.............................     4,404      2,664        1,882        481        415
                                           --------   --------   ----------   --------   --------
Net income...............................  $ 48,810   $121,051   $  165,216   $ 49,490   $ 65,492
                                           ========   ========   ==========   ========   ========


          See accompanying notes to consolidated financial statements.

                       GALILEO INTERNATIONAL PARTNERSHIP

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                                                  TOTAL
                                                                  -----
                                                              (IN THOUSANDS)
Balance at December 31, 1993................................     $ (4,797)
Net income..................................................       48,810
Distributions...............................................         (671)
Allocation of increase in translation adjustment............       (3,860)
                                                                 --------
Balance at December 31, 1994................................       39,482
Net income..................................................      121,051
Distributions...............................................      (26,594)
Allocation of increase in translation adjustment............       (4,386)
                                                                 --------
Balance at December 31, 1995................................      129,553
Net income..................................................      165,216
Distributions...............................................      (36,599)
Allocation of increase in translation adjustment............       (2,795)
                                                                 --------
Balance at December 31, 1996................................      255,375
Net income (unaudited)......................................       65,492
Distributions (unaudited)...................................           --
Allocation of decrease in translation adjustment
  (unaudited)...............................................          904
                                                                 --------
Balance at March 31, 1997 (unaudited).......................     $321,771
                                                                 ========

          See accompanying notes to consolidated financial statements.

                       GALILEO INTERNATIONAL PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,             MARCH 31,
                                                --------------------------------   -------------------
                                                  1994       1995        1996        1996       1997
                                                  ----       ----        ----        ----       ----
                                                                                       (UNAUDITED)
                                                                    (IN THOUSANDS)
Operating activities:
  Net income..................................  $ 48,810   $ 121,051   $ 165,216   $ 49,490   $ 65,492
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization.............    91,488      80,151      80,369     20,000     19,140
    Loss (gain) on disposal of property and
       equipment..............................       472       2,472         973        (94)        10
    Provision for losses on accounts
       receivable.............................     5,432       1,558       5,671        463        328
    Decrease in noncurrent assets.............     9,566      (1,789)      2,260        249        147
    Increase (decrease) in noncurrent
       liabilities............................    (4,187)     (8,887)       (420)     4,303       (129)
    Changes in operating assets and
       liabilities:
       Increase in accounts receivable........    (8,007)    (30,970)    (33,491)   (59,607)   (44,298)
       Decrease (increase) in prepaid
         expenses.............................    (1,376)     (3,433)      2,610        636     (1,480)
       Decrease (increase) in other nontrade
         receivables..........................       129      (1,916)      1,219       (344)     1,012
       Decrease (increase) in other current
         assets...............................       147        (494)        934        489     (1,165)
       Increase (decrease) in accounts payable
         and commissions......................   (14,609)     18,581       4,812     15,115     17,395
       Increase (decrease) in other accrued
         liabilities..........................     3,727      (5,078)    (15,715)   (13,382)     3,621
       Increase (decrease) in income taxes
         payable..............................     4,210       1,304        (360)       285        319
                                                --------   ---------   ---------   --------   --------
Net cash provided by operating activities.....   135,802     172,550     214,078     17,603     60,392
                                                --------   ---------   ---------   --------   --------
Investing activities:
  Purchase of property and equipment..........   (29,176)    (56,726)    (32,572)    (5,626)   (11,055)
  Purchase and capitalization of computer
    software..................................   (29,709)    (32,287)    (28,978)    (5,457)    (5,472)
  Proceeds on disposal of property and
    equipment.................................       246       2,883         408        108         --
  Decrease in lease deposit...................        --          --      40,461         --         --
                                                --------   ---------   ---------   --------   --------
Net cash used in investing activities.........   (58,639)    (86,130)    (20,681)   (10,975)   (16,527)
                                                --------   ---------   ---------   --------   --------
Financing activities:
  Distributions to partners...................    (5,428)    (26,594)    (36,599)        --         --
  Payment of capital lease obligations........   (12,798)    (13,318)     (5,559)    (1,903)      (638)
  Borrowings under credit agreement...........        --          --     158,000         --         --
  Repayments under credit agreement...........   (70,000)    (68,625)   (239,375)    (1,900)   (50,000)
                                                --------   ---------   ---------   --------   --------
Net cash used in financing activities.........   (88,226)   (108,537)   (123,533)    (3,803)   (50,638)
                                                --------   ---------   ---------   --------   --------
Effect of exchange rate changes on cash.......        70        (168)        (35)        12       (260)
                                                --------   ---------   ---------   --------   --------
Increase (decrease) in cash and cash
  equivalents.................................   (10,993)    (22,285)     69,829      2,837     (7,033)
Cash and cash equivalents at beginning of
  period......................................    41,645      30,652       8,367      8,367     78,196
                                                --------   ---------   ---------   --------   --------
Cash and cash equivalents at end of period....  $ 30,652   $   8,367   $  78,196   $ 11,204   $ 71,163
                                                ========   =========   =========   ========   ========

          See accompanying notes to consolidated financial statements.

                       GALILEO INTERNATIONAL PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     Galileo International Partnership (Partnership), a Delaware general partnership, is one of the world's leading providers of electronic global distribution services for the travel industry. The Company provides travel agencies and other subscribers with the ability to access schedule and fare information, book reservations and issue tickets for airlines. The Partnership also provides subscribers with information and booking capability for car rental companies and major hotel chains with properties throughout the world. The Partnership's receivables are primarily due from airlines and other entities operating in the travel industry.


     On September 16, 1993, Covia Partnership (Covia) and The Galileo Company Ltd. (TGC) combined (the "Combination"), resulting in realignment of the partners' interests. The partners of Covia and the shareholders of TGC were substantially the same. The operations of TGC and certain operations of Covia were combined and the name of Covia was changed to Galileo International Partnership. In addition, certain sales support and telecommunications operations were distributed by Covia to Apollo Travel Services (ATS), a newly formed entity owned by certain former Covia partners, and certain telecommunications and data processing operations performed by Covia for United Air Lines, Inc. (United) were distributed to United. On the date of the combination, TGC sold Covia certain of its intellectual property, and TGC used the proceeds to retire debt. Subsequent to the retirement of debt, TGC was converted from a limited to an unlimited liability company and its shareholders contributed 99% of their ownership interest in TGC to the Galileo International Partnership.


     The Partnership's partners' (Affiliated Travel Vendors) ownership, and net income or loss, is allocated based on the following:


                                                                             OWNERSHIP
             PARTNER                          PARTNER'S AFFILIATE            PERCENTAGE
             -------                          -------------------            ----------
Covia Corporation.................    United Air Lines, Inc.                    38.00%
Distribution Systems, Inc.........    British Airways plc                       14.65
Roscor A.G........................    Swissair Swiss Air Transport
                                      Company Ltd.                              13.22
Travel Industry Systems B.V.......    KLM Royal Dutch Airlines                  12.09
USAM Corporation..................    USAir Inc.                                11.00
Racom Teledata S.p.A..............    Alitalia -- Linee Aeree Italiane
                                      S.p.A.                                     8.71
Olynet, Inc.......................    Olympic Airways S.A.                       1.03
Resnet Holdings, Inc..............    Air Canada                                 1.00
Retford Limited...................    Aer Lingus plc                             0.10
Coporga, Inc......................    Transportes Aereos Portugueses S.A.        0.10
Travidata, Inc....................    Austrian Airlines Oesterreichische
                                      Luftverkehrs Aktiengesellschaft            0.10
                                                                               ------
                                                                               100.00%
                                                                               ======


     The consolidated financial statements include the accounts of the Partnership and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(2) SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     Cash in excess of operating requirements is invested daily in liquid, income-producing investments, generally having maturities of three months or less. The carrying amounts reported on the balance sheet for cash equivalents include cost and accrued interest, which approximate fair value.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Partnership's financial instruments are valued at their carrying amounts, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

     The allowance for doubtful accounts receivable was $14,946, $11,713 and $14,747 at December 31, 1994, 1995 and 1996, respectively. Provisions for bad debts were $5,432, $1,558 and $5,671 for the years ended December 31, 1994, 1995 and 1996, respectively. Write-offs of uncollectible accounts, net of recoverables and allowance adjustments, were $2,877, $4,791 and $2,636 for the years ended December 31, 1994, 1995 and 1996, respectively.

     PROPERTY AND EQUIPMENT

     Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

       Buildings and improvements..............................5-35 years
       Equipment...............................................3-10 years

     Depreciation expense for the years ended December 31, 1994, 1995, and 1996 was $34,269, $33,280 and $31,533, respectively. Accounts payable at December 31, 1994, 1995 and 1996 include property and equipment additions of $1,951, $959 and $1,555, respectively.

     USES OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

     Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The carrying amount of the Partnership's long-lived assets at December 31, 1995 and 1996 primarily represents the original amounts invested less the recorded depreciation and amortization. Management believes the carrying amount of these investments is not impaired.

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     AFFILIATE REVENUES AND EXPENSES


     The Partnership receives booking fees and information services revenues from partner affiliated airlines and other affiliated entities. The Partnership also pays commissions to certain NDCs which are owned by affiliates of the partners.


     REVENUE RECOGNITION

     Fees are charged to airline, car rental, hotel and other travel vendors for bookings made through the Partnership's CRS and are dependent upon the level and usage of functionality within the CRS at which the vendor participates. Booking fee revenue is recognized at the time the reservation is made for air bookings, at the time of pick-up for car bookings, and at the time of check-out for hotel bookings.

     FOREIGN CURRENCY TRANSLATION

     The Partnership uses the U.S. dollar for financial reporting purposes and substantially all of the Partnership's billings are in U.S. dollars. The balance sheets of the Partnership's foreign subsidiaries are translated into U.S. dollars using the current exchange rate, and revenues and expenses are translated using the average exchange rate. The resulting translation gains or losses are recorded as a separate component of partners' capital. Foreign currency transaction gains and losses are reflected in the consolidated statements of income.

     COMPUTER SOFTWARE

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," certain software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including but not limited to anticipated future gross revenues, estimated economic life and changes in software and hardware technology.


     Computer software consists principally of purchased computer software and capitalized computer software development costs. The computer software purchased as part of the Combination described in Note 1 was assigned an estimated economic life of ten years due to the duration of the existing software code and expected useful life in the Partnership's market. Computer software capitalized subsequent to the Combination is assigned an estimated economic life of three to five years, assigned on a product-by-product basis. Amortization expense for the years ended December 31, 1994, 1995 and 1996 was $48,380, $46,225 and $47,611,
respectively.


     MAINTENANCE AND INSTALLATION

     Maintenance and installation expense, principally for computer equipment, for the years ended December 31, 1994, 1995 and 1996 was $12,089, $12,362 and $13,235, respectively.

     RESEARCH AND DEVELOPMENT

     Research and development costs, excluding amortization of computer software, are expensed as incurred and approximated $10,319, $10,094 and $8,185 for the years ended December 31, 1994, 1995 and 1996, respectively.

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

     INCOME TAXES

     No provision for U.S. Federal income taxes is recorded as such liability is the responsibility of the partners, rather than of the Partnership. Certain of the Partnership's non-U.S. subsidiaries are subject to income taxes. Deferred income taxes for the Partnership at December 31, 1995 and 1996 were not significant.

     The Partnership accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("Statement 109"), "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     TAXES OTHER THAN INCOME

     Taxes, excluding income and payroll taxes, included in commissions, selling and administrative expense were $6,167, $7,693 and $6,275 for the years ended December 31, 1994, 1995 and 1996, respectively.

     INTEREST RATE SWAP AGREEMENTS

     The Partnership accounts for its interest rate swap agreements as an adjustment to interest expense to reflect the revised interest rate on the notional debt.

     INTERIM FINANCIAL DATA

     The consolidated financial statements for the three months ended March 31, 1996 and 1997 have been prepared without audit. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the consolidated balance sheet as of March 31, 1997, and the consolidated statements of income, partners' capital, and cash flows for the three months ended March 31, 1996 and 1997, have been made. Interim period results are not necessarily indicative of the results to be achieved for the full year.

(3) TRANSACTIONS WITH AFFILIATES


     The Partnership received electronic global distribution services revenues, primarily in the form of booking fees, from affiliates of the partners totaling $282,744, $336,808 and $355,535 for 1994, 1995 and 1996, respectively. The
Partnership also received information services revenues from affiliates of the partners totaling $29,097, $34,460 and $34,335 for 1994, 1995 and 1996,
respectively. Total revenues from United of approximately $152,395, $161,542 and $164,179 were greater than 10% of the Partnership's revenues for the years ended December 31, 1994, 1995 and 1996, respectively.



     The Partnership, in the ordinary course of business, purchases services from affiliates of the partners. Services purchased from affiliates of the partners and classified within cost of operations in the accompanying consolidated statements of income totaled $15,755, $14,638 and $14,232 during 1994, 1995 and 1996, respectively. Services purchased from affiliates and classified within commissions, selling and administrative expense totaled $343,185, $365,422 and $424,536 during 1994, 1995 and 1996, respectively.
Included within services purchased from affiliates and classified within commissions, selling and administrative expense are costs related to a commitment to ATS. In accordance with the agreement between the Partnership and ATS

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)


dated September 16, 1993, payments to ATS increased 3% on an annual basis. During the years ended December 31, 1994, 1995 and 1996, costs related to this commitment were $45,417, $46,814 and $48,100, respectively.


(4) LEASES AND COMMITMENTS

     The Partnership leases various office facilities and equipment under operating leases with remaining terms of up to 17 years. Rental expense under operating leases was $20,134, $16,510 and $23,935 for the years ended December 31, 1994, 1995 and 1996, respectively.

     The Partnership also leases data processing equipment under capital leases. Equipment, at cost, includes $33,187, $36,139 and $21,930 relating to capital leases at December 31, 1994, 1995 and 1996, respectively. Accumulated depreciation includes $19,349, $18,620 and $8,831 relating to capital leases at December 31, 1994, 1995 and 1996, respectively, with lease amortization included in depreciation expense. The Partnership entered into capital leases of $6,033, $8,070 and $2,150 during the years ended December 31, 1994, 1995 and 1996, respectively.

     During 1996, the Partnership issued a letter of credit at the time its $40,461 lease deposit held by the lessor of the Partnership's United Kingdom facility was refunded to the Partnership.

     Future minimum lease payments under capital leases and noncancelable operating leases at December 31, 1996 are as follows:

                                                                CAPITAL     OPERATING
                                                                -------     ---------
1997........................................................    $  9,517     $ 22,038
1998........................................................       8,423       15,961
1999........................................................       7,306        9,305
2000........................................................       6,889        5,900
2001........................................................       6,889        5,565
Thereafter..................................................      13,774       46,421
                                                                --------     --------
Total minimum lease payments................................      52,798     $105,190
                                                                             ========
Less amount representing interest...........................     (11,659)
                                                                --------
Present value of future minimum lease payments..............    $ 41,139
                                                                ========

(5) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1995 and 1996:

                                                                  1995        1996
                                                                  ----        ----
Term loan...................................................    $161,375    $     --
Cash collateral term loan...................................      40,000          --
Revolving credit facility...................................          --     120,000
                                                                --------    --------
                                                                 201,375     120,000
Less current maturities of long-term debt...................      67,204      50,000
                                                                --------    --------
                                                                $134,171    $ 70,000
                                                                ========    ========

     At December 31, 1995, the Partnership had an unused committed revolving loan of $80,000, with commitment fees of 0.25% charged quarterly on the unused credit facilities. Prior to renegotiation of the debt

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

during 1995, the Partnership paid an annual fee equal to 0.50% of the aggregate amount of the outstanding loan and the unused facilities to various partners who had guaranteed the partnership debt. Interest on outstanding debt is based on a moving three month London Inter-bank Offer Rate (LIBOR) plus an additional percentage of 0.625%, at December 31, 1995.

     On July 3, 1996, the Partnership secured a $200,000 revolving credit facility and immediately drew $158,000 against the line of credit to retire an existing term loan. The revolving credit facility matures in July 2001. No principal payments are required until the maturity date. As there are no formulas or other restrictions on the credit availability, the entire $200,000 credit facility is available for use at any time by the Partnership.

     The Partnership pays a quarterly commitment fee on the entire $200,000 credit facility (regardless of the outstanding line of credit balance). The commitment fee rate fluctuates based upon the Partnership's "cash flow ratio." At December 31, 1996 the commitment fee rate is 0.1375% (annual rate). Interest on the outstanding balance is based on a moving one-month, three-month, or six-month (depending on the length of borrowing) London Interbank Offer Rate (LIBOR) (5.5% at December 31, 1996), plus a margin that fluctuates quarterly based upon the Partnership's "cash flow ratio." At December 31, 1996, the margin stood at an annual rate of 0.2625%.

     The credit agreement limits, among other things, the sale of fixed assets, dividends, and issuance of debt, and it requires that the Partnership maintain minimum levels of tangible partnership capital, as well as maintaining threshold ratios for interest coverage and cash flow.

     The Partnership has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its outstanding line of credit. At December 31, 1996, the Partnership had outstanding five interest rate swap agreements having a total notional value of $120,326 with fixed interest rates averaging 5.075%. For the years ended December 31, 1994, 1995, and 1996, the effective interest rate on outstanding debt was 5.77%, 6.55% and 5.73%, respectively. The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. However, the Partnership does not anticipate nonperformance by the counterparties, which are major financial institutions. The interest rate swap agreements mature in December 1998.

     The Partnership also enters into foreign exchange hedging contracts to manage exposure to fluctuations in foreign exchange rates related to the funding of its United Kingdom operations. The arrangements consist of foreign exchange forward contracts with creditworthy counterparties. At December 31, 1996, the Partnership had entered into foreign exchange forward contracts which provide for purchases of approximately L3,500 per month through December 31, 1997.

     Total interest, including interest under capital leases, of $25,945 was incurred and $24,930 was paid for the year ended December 31, 1994. Total interest, including interest under capital leases, of $18,882 was incurred and $19,299 was paid for the year ended December 31, 1995. Total interest, including interest under capital leases, of $11,307 was incurred and $11,517 was paid for the year ended December 31, 1996.

     The Partnership has classified $40,461 and $50,000 of non-required debt payments as current debt in the accompanying consolidated balance sheet at December 31, 1995 and 1996, respectively. This classification reflected the Partnership's intent to retire such debt.

(6) EMPLOYEE BENEFIT PLANS

     The Partnership has a defined benefit pension plan that covers substantially all U.S. employees. Plan benefits are based on the participants' years of service and average compensation for a specified period before

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

retirement. The Partnership's funding policy is to contribute annually an amount which satisfies ERISA funding standards. The assets of the plan at December 31, 1995 and 1996 are principally comprised of marketable equity securities, U.S. Government and government agency bonds, and short-term securities.

     The following sets forth the plan's obligations, funded status, and pension costs at December 31, 1995 and 1996:

                                                                  1995        1996
                                                                  ----        ----
Actuarial present value of accumulated benefit obligation:
  Vested....................................................    $(23,184)   $(25,799)
  Nonvested.................................................      (5,626)     (5,294)
                                                                --------    --------
                                                                $(28,810)   $(31,093)
                                                                ========    ========
Projected benefit obligation for service rendered to date...    $(38,833)   $(42,593)
Plan net assets at fair value...............................      25,421      34,768
                                                                --------    --------
Plan net assets less than projected benefit obligation......     (13,412)     (7,825)
Unrecognized net loss (gain)................................       4,125        (688)
Unrecognized prior service cost.............................       4,164       3,639
Unrecognized net transition obligation......................       2,985       2,736
Adjustment to recognize minimum pension liability...........      (1,251)         --
                                                                --------    --------
Net pension liability.......................................    $ (3,389)   $ (2,138)
                                                                ========    ========

     Net pension costs for the years ended December 31, 1994, 1995 and 1996 included the following components:

                                                                 1994      1995       1996
                                                                 ----      ----       ----
Interest cost on projected benefit obligation...............    $2,218    $ 2,744    $ 3,093
Service cost................................................     2,977      3,038      3,725
Actual investment return on plan assets.....................      (200)    (4,789)    (5,089)
Net amortization and deferral...............................      (326)     3,884      3,391
                                                                ------    -------    -------
                                                                $4,669    $ 4,877    $ 5,120
                                                                ======    =======    =======

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 5.5%, respectively, in 1994, 7.25% and 4.25%, respectively, in 1995, and 7.75% and 4.75%, respectively, in 1996. The expected long-term rate of return on assets as of December 31, 1994, 1995 and 1996 was 9.5%.

     The Partnership has a defined contribution pension plan covering a majority of the United Kingdom employees which requires the Partnership to annually contribute 10% of eligible employee compensation on behalf of each participant. The Partnership's contributions to the plan were $1,861, $1,970 and $2,289 during the years ended December 31, 1994, 1995 and 1996, respectively.

     The Partnership offers U.S.-based employees a 401(k) savings plan. Employees can elect to contribute pretax earnings, as limited by the Internal Revenue Code, to their account and can determine how the money is invested. The Partnership's contributions to the plan were $1,983 during the year ended December 31, 1996.

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(7) POSTRETIREMENT HEALTH CARE BENEFITS

     The Partnership provides certain health care benefits to its retired employees. The majority of its domestic employees may become eligible for these benefits if they reach normal retirement age while working for the Partnership. In addition, the Partnership provides retiree flight benefits to certain former United employees. The discount rate used to develop the accumulated postretirement benefit obligation for the retiree health care plan was 8.5%, 7.25% and 7.75% for 1994, 1995 and 1996, respectively. The Partnership's plan is unfunded.

     The following table sets forth the plan's funded status, reconciled with amounts recognized in the Partnership's consolidated balance sheet at December 31, 1995 and 1996:


                                                                1995        1996
                                                                ----        ----
Accumulated postretirement benefit obligation:
  Retirees..................................................  $ (4,761)   $ (4,730)
  Fully eligible active plan participants...................    (3,471)     (3,645)
  Other active plan participants............................   (12,387)    (13,122)
                                                              --------    --------
                                                               (20,619)    (21,497)
                                                              --------    --------
Plan assets at fair value...................................        --          --
                                                              --------    --------
Accumulated postretirement benefit obligation in excess of
  plan assets...............................................   (20,619)    (21,497)
Unrecognized net (gain) loss from past experience different
  from that assumed and from changes in assumptions.........     6,623       4,622
                                                              --------    --------
Accrued postretirement benefit cost.........................  $(13,996)   $(16,875)
                                                              ========    ========


     Components of the expense recognized for the years ended December 31, 1994, 1995 and 1996 for the retiree health care plan were as follows:

                                                               1994     1995     1996
                                                               ----     ----     ----
Service costs...............................................  $  894   $  909   $1,169
Interest cost on projected obligation.......................   1,193    1,362    1,542
Amortization of losses......................................     272      127      274
                                                              ------   ------   ------
Net retiree health care expense.............................  $2,359   $2,398   $2,985
                                                              ======   ======   ======

     The health care trend rate used to determine the accumulated postretirement benefit obligation was 14% for 1996, decreasing by 1% each year until reaching 4% for the year 2006 and beyond. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $100, $127 and $88 in 1994, 1995 and 1996, respectively, and would increase the 1994, 1995 and 1996 net retiree health care expense by $9, $10 and $7, respectively. The Partnership has no significant postretirement health care benefit plans outside of the United States.

(8) GEOGRAPHIC AND SEGMENT INFORMATION

     The Partnership derives substantially all of its revenues from the global travel industry. Revenues are generated domestically from both U.S. and non-U.S. travel vendors. Revenues from non-U.S. travel vendors were approximately $341,600, $474,500 and $561,900 for the years ended December 31, 1994, 1995 and
1996, respectively.

                       GALILEO INTERNATIONAL PARTNERSHIP

 (INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)
                             (DOLLARS IN THOUSANDS)

(9) COVIA TECHNOLOGIES

     During 1995, the Partnership decided to discontinue the operations of Covia Technologies. A charge of $12,388 was taken for disposal costs related to this discontinuance and the write-off of intangible assets as of December 31, 1995. The remaining reserve balance was $773 at December 31, 1996.

(10) DATA CENTER CONSOLIDATION RESERVE

     As a result of the 1993 Combination described in Note 1, the Partnership consolidated its two data center facilities resulting in the closing of the Swindon, United Kingdom data center. The cost of the consolidation was estimated and charged to expense at the time of the Combination. The Partnership has recorded the estimated lease cost of the unoccupied portion of the Swindon facility, reduced by estimated sublease income. At December 31, 1995 and 1996 the estimated remaining liabilities related to the consolidation were $29,987 and $25,045, respectively, and are included in the accompanying consolidated balance sheets.

(11) LITIGATION

     The Partnership has been notified by United that, in United's opinion, certain billings made by the Partnership to United were not in accordance with contractual agreements. The potential impact to the Partnership (disputed billings less related commissions) was approximately $2,700 at December 31, 1996. Management disagrees with United's contention and believes that the ultimate disposition of this contingency is not expected to materially affect the Partnership's financial position and results of operations.

     The Partnership is involved in various other matters of litigation as both plaintiff and defendant. In the opinion of management, none of these matters, individually or in the aggregate, if determined adversely to the Partnership would have a material adverse effect on the business, consolidated financial condition or results of operations of the Partnership.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners and Supervisory Board of
Apollo Travel Services Partnership

     We have audited the accompanying consolidated balance sheets of Apollo Travel Services Partnership (Partnership) as of December 31, 1995 and 1996, and the related consolidated statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Partnership as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 7, 1997

                       APOLLO TRAVEL SERVICES PARTNERSHIP

                          CONSOLIDATED BALANCE SHEETS

                                                                                             MARCH 31,
                                                                  1995          1996           1997
                                                                  ----          ----         ---------
                                                                                            (UNAUDITED)
                                                                            (IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $158,934      $ 53,253       $ 66,602
  Accounts receivable:
    United Air Lines, Inc...................................      15,553        15,085         16,589
    Galileo International Partnership.......................      24,999        25,747         35,018
    Galileo Japan Partnership...............................         205           214             99
    Subscriber and other....................................       8,258        10,647         10,774
    Non-trade...............................................       3,249         3,210          1,180
                                                                --------      --------       --------
                                                                  52,264        54,903         63,660
    Less allowances.........................................       4,096         5,675          5,514
                                                                --------      --------       --------
  Net accounts receivable...................................      48,168        49,228         58,146
  Prepaid expenses..........................................       1,377         1,760          1,461
  Other current assets......................................       1,327         1,348          1,394
                                                                --------      --------       --------
Total current assets........................................     209,806       105,589        127,603
Property and equipment, at cost:
  Land......................................................       2,430         2,430          2,430
  Buildings and improvements................................       2,044         2,148          2,292
  Equipment.................................................      81,423        82,383         80,571
  Equipment held for lease..................................     341,268       335,255        329,953
                                                                --------      --------       --------
                                                                 427,165       422,216        415,246
  Less accumulated depreciation.............................     323,135       323,859        327,433
                                                                --------      --------       --------
Net property and equipment..................................     104,030        98,357         87,813
Deferred lease incentives, less accumulated amortization of
  $13,099, $15,267 and $14,329..............................      16,637        12,804         11,451
Other noncurrent assets.....................................       5,646         5,608          6,413
                                                                --------      --------       --------
                                                                $336,119      $222,358       $233,280
                                                                ========      ========       ========
             LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Accounts payable:
    United Air Lines, Inc...................................    $  5,358      $  8,054       $  7,941
    Other related parties...................................       2,504         2,565          2,667
    Trade payables..........................................      25,044        30,915         18,395
  Accrued financial assistance..............................      14,268        12,257         16,205
  Accrued compensation and benefits.........................       6,203         7,901          5,688
  Accrued liabilities -- other..............................       6,961         8,509          7,157
  Capital lease obligations, current portion................         697           467            283
                                                                --------      --------       --------
Total current liabilities...................................      61,035        70,668         58,336
Noncurrent liabilities:
  Pension liability.........................................       6,283         1,402          2,409
  Obligations under capital leases..........................         467
  Postretirement benefit obligation.........................      12,250        14,191         14,694
                                                                --------      --------       --------
Total noncurrent liabilities................................      19,000        15,593         17,103
Partners' capital:
  Partners' capital before cumulative translation
    adjustment..............................................     256,685       136,801        158,546
  Cumulative translation adjustment.........................        (601)         (704)          (705)
                                                                --------      --------       --------
Total partners' capital.....................................     256,084       136,097        157,841
                                                                --------      --------       --------
                                                                $336,119      $222,358       $233,280
                                                                ========      ========       ========

                            See accompanying notes.

                       APOLLO TRAVEL SERVICES PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              THREE MONTHS ENDED
                                                                                  MARCH 31,
                                                                              ------------------
                                               1994       1995       1996      1996       1997
                                               ----       ----       ----      ----       ----
                                                                                 (UNAUDITED)
                                                               (IN THOUSANDS)
Net revenues:
  Computer reservation system..............  $239,108   $236,096   $236,448   $61,805   $ 63,875
  Services to affiliates...................   137,280    142,426    143,529    36,436     37,894
                                             --------   --------   --------   -------   --------
                                              376,388    378,522    379,977    98,241    101,769
                                             --------   --------   --------   -------   --------
Operating expenses:
  Cost of operations.......................   209,325    214,834    213,411    52,842     53,618
  Selling, general and administrative
     expenses..............................    74,663     74,098     81,595    17,841     19,194
                                             --------   --------   --------   -------   --------
                                              283,988    288,932    295,006    70,683     72,812
                                             --------   --------   --------   -------   --------
Operating income...........................    92,400     89,590     84,971    27,558     28,957
Interest income............................     2,758      7,756      4,712     2,066        626
Other, net.................................       139        890      1,342       441        105
                                             --------   --------   --------   -------   --------
Net income.................................  $ 95,297   $ 98,236   $ 91,025   $30,065   $ 29,688
                                             ========   ========   ========   =======   ========

                            See accompanying notes.

                       APOLLO TRAVEL SERVICES PARTNERSHIP

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

                                                       COVIA          USAM           RESNET
                                                    CORPORATION    CORPORATION    HOLDINGS INC.      TOTAL
                                                    -----------    -----------    -------------      -----
                                                                         (IN THOUSANDS)
Balance at December 31, 1993....................     $ 117,324      $ 32,119         $ 2,926       $ 152,369
Net income......................................        73,379        20,088           1,830          95,297
Distributions...................................       (27,805)       (7,601)           (692)        (36,098)
Change in cumulative translation adjustment.....          (189)          (52)             (4)           (245)
                                                     ---------      --------         -------       ---------
Balance at December 31, 1994....................       162,709        44,554           4,060         211,323
Net income......................................        75,641        20,709           1,886          98,236
Distributions...................................       (40,901)      (11,198)         (1,020)        (53,119)
Change in cumulative translation adjustment.....          (274)          (74)             (8)           (356)
                                                     ---------      --------         -------       ---------
Balance at December 31, 1995....................       197,175        53,991           4,918         256,084
Net income......................................        70,089        19,188           1,748          91,025
Distributions...................................      (162,390)      (44,468)         (4,051)       (210,909)
Change in cumulative translation adjustment.....           (79)          (22)             (2)           (103)
                                                     ---------      --------         -------       ---------
Balance at December 31, 1996....................       104,795        28,689           2,613         136,097
Net income (unaudited)..........................        22,860         6,258             570          29,688
Distributions (unaudited).......................        (6,116)       (1,674)           (153)         (7,943)
Change in cumulative translation adjustment
  (unaudited)...................................            (1)                                           (1)
                                                     ---------      --------         -------       ---------
Balance at March 31, 1997 (unaudited)...........     $ 121,538      $ 33,273         $ 3,030       $ 157,841
                                                     =========      ========         =======       =========

                            See accompanying notes.

                       APOLLO TRAVEL SERVICES PARTNERSHIP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               THREE MONTHS ENDED
                                                                                    MARCH 31,
                                                                               -------------------
                                               1994       1995       1996        1996       1997
                                               ----       ----       ----        ----       ----
                                                                                   (UNAUDITED)
                                                                (IN THOUSANDS)
Operating activities:
  Net income...............................  $ 95,297   $ 98,236   $  91,025   $ 30,065   $ 29,688
  Adjustments to reconcile net income to
     net cash provided by operating
     activities --
     Depreciation and amortization.........    44,857     45,518      49,501     11,804     12,142
     Amortization of deferred lease
       incentives..........................    12,779     11,075      11,461      3,075      2,610
     Gain on disposal of property and
       equipment...........................      (360)      (974)     (1,366)      (516)       (90)
     Foreign exchange loss.................        66                                 3
     Increase in deferred lease
       incentives..........................    (9,038)   (15,207)     (7,628)    (2,643)    (1,257)
     Provision for losses on accounts
       receivable..........................     4,910      3,732       4,019        566        703
     Increase in noncurrent assets.........      (992)    (2,954)     (2,090)
     Increase in postretirement benefit
       obligation..........................     1,752      1,644       1,941        473        503
     Changes in operating assets and
       liabilities --
       Increase in accounts receivable.....    (3,830)   (12,885)     (5,091)    (5,505)    (9,621)
       (Increase) decrease in prepaid
          expenses.........................       182       (254)       (383)        90        299
       (Increase) decrease in other current
          assets...........................     1,559        (31)        (24)      (320)       (46)
       Increase (decrease) in accounts
          payable..........................    (3,278)     4,194       8,629     (5,329)   (12,531)
       (Decrease) increase in accrued
          financial assistance.............     2,349      5,941      (2,011)      (723)     3,948
       Increase (decrease) in accrued
          compensation and benefits........      (620)      (974)      1,698     (1,684)    (2,213)
       (Decrease) increase in accrued
          liabilities -- other.............    (5,173)     1,340        (313)       467       (345)
                                             --------   --------   ---------   --------   --------
Net cash provided by operating
  activities...............................   140,460    138,401     149,368     29,823     23,790
Investing activities:
  Purchases of property and equipment......   (31,998)   (45,006)    (45,446)    (6,179)    (2,426)
  Proceeds on disposal of property and
     equipment.............................       701      1,335       2,078        730        112
                                             --------   --------   ---------   --------   --------
Net cash used in investing activities......   (31,297)   (43,671)    (43,368)    (5,449)    (2,314)
Financing activities:
  Distributions to partners................   (36,098)   (53,119)   (210,909)   (13,339)    (7,943)
  Payment of capital lease obligations.....      (582)      (697)       (697)      (184)      (184)
                                             --------   --------   ---------   --------   --------
Net cash used in financing activities......   (36,680)   (53,816)   (211,606)   (13,523)    (8,127)
Effect of exchange rate changes on cash and
  cash equivalents.........................       (48)       (18)        (75)
                                             --------   --------   ---------   --------   --------
Net (decrease) increase in cash and cash
  equivalents during period................    72,435     40,896    (105,681)    10,851     13,349
Cash and cash equivalents at beginning of
  period...................................    45,603    118,038     158,934    158,934     53,253
                                             --------   --------   ---------   --------   --------
Cash and cash equivalents at end of
  period...................................  $118,038   $158,934   $  53,253   $169,785   $ 66,602
                                             ========   ========   =========   ========   ========

                            See accompanying notes.

                       APOLLO TRAVEL SERVICES PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     Apollo Travel Services Partnership (Partnership) acts as the national distributor in the United States and Mexico of the proprietary Apollo computer reservation system which is owned and operated by Galileo International Partnership (Galileo International). The Partnership performs certain sales support and telecommunications operations pursuant to a distribution agreement with Galileo International.

     The Partnership, a Delaware general partnership, is owned by and net income or loss is allocated based on the following:

                                                                            OWNERSHIP
                   PARTNER                         PARTNER'S AFFILIATE      PERCENTAGE
                   -------                         -------------------      ----------
Covia Corporation.............................    United Air Lines, Inc.       77.00%
USAM Corporation..............................    USAir Group, Inc.            21.08%
Resnet Holdings Inc...........................    Air Canada                    1.92%

     The preparation of the Partnership's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of consolidation -- The consolidated financial statements include the accounts of the Partnership and its substantially owned subsidiaries: Apollo Travel Services Mexico S.A. de C.V., Apollo Communications Services and Premier Travel Services.

     Cash and cash equivalents -- Cash in excess of operating requirements is invested in the United Air Lines, Inc. (United) liquidity investment pool which consists of short-term, highly liquid, income-producing investments. The proceeds from the sales of available-for-sale securities are included in interest income for each respective year.

     At December 31, 1995 and 1996, $85 million and $34 million, respectively, of investments in debt securities included in cash and cash equivalents were classified as available-for-sale and $74 million and $19 million, respectively, were classified as held-to-maturity. Investments in debt securities classified as available-for-sale are stated at fair value based on the quoted market prices for the securities which does not differ significantly from their cost basis. Investments classified as held-to-maturity are stated at cost which approximates market value due to their short-term maturities.

     Property and equipment -- Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

Buildings and improvements..................................      31 years
Equipment...................................................    3-10 years
Equipment held for lease....................................     3-7 years

     Depreciation expense for the years ended December 31, 1994, 1995 and 1996, respectively, was $44,857,000, $45,518,000 and $49,501,000.

     Income taxes -- No provision for U.S. federal income taxes is recorded as such liability is the responsibility of the partners rather than of the Partnership.

     Deferred lease incentives -- Deferred lease incentives include various considerations provided to travel agencies in the form of cash payments or special services in connection with long-term contracts to use the Apollo system. Lease incentives are amortized on the straight-line method over thirty-six months for contracts

                       APOLLO TRAVEL SERVICES PARTNERSHIP
executed in 1996 and thirty months for contracts executed prior to 1996. During 1994, 1995 and 1996, respectively, revenues were reduced by $7,248,000, $6,669,000 and $7,809,000 related to the amortization of cash deferred lease incentives, and operating expenses included amortization of special services deferred lease incentives of $5,531,000, $4,406,000 and $3,652,000.

     Accrued financial assistance -- The Partnership enters into service contracts with significant subscribers containing booking fee productivity clauses and other provisions which allow subscribers to receive various amounts of cash financial assistance and other services from the Partnership. The Partnership establishes accrued financial assistance liabilities for these commitments as the subscribers satisfy the applicable contractual terms.

     Partner distributions -- Distributions reported in the accompanying consolidated statements of partners' capital included annual distributions which are net of the required fifty-percent contribution to the Partnership by partners in accordance with the Partnership agreement and a special distribution of $160,000,000 in June 1996.

     Foreign currency translation -- Gains and losses resulting from the translation of the accounts of Apollo Travel Services Mexico S.A. de C.V. into United States dollars are recorded as an adjustment to partners' capital in accordance with the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

     Concentration of credit risk -- The Partnership's customers are primarily in the United States and Mexico and are concentrated in the travel industry. The Partnership generally does not require security or collateral from its customers as a condition of sale. The Partnership maintained an allowance for losses of $3,036,000 and $4,875,000 at December 31, 1995 and 1996, respectively, based upon the expected collectability of all accounts receivable.

3. TRANSACTIONS WITH RELATED PARTIES

     Pursuant to a distribution and sales agreement between the Partnership and Galileo International, the Partnership, in the ordinary course of business, receives a share of revenues related to its subscribers' use of the Apollo computer reservations system which is passed through Galileo International from travel vendors including United, USAir and Air Canada, related parties through joint ownership in the Partnership. For 1994, 1995 and 1996, computer reservations system revenues reported in the consolidated statements of operations included the following related to bookings with United, USAir and Air Canada (in thousands):

                                                      1994      1995      1996
                                                      ----      ----      ----
United.............................................  $54,030   $55,080   $52,741
USAir..............................................   21,205    19,350    19,403
Air Canada.........................................      482       618       762
                                                     -------   -------   -------
                                                     $75,717   $75,048   $72,906
                                                     =======   =======   =======

     In addition, the Partnership receives revenues directly from United for data processing and communication-related services it provides to United. Rates charged for such services are redetermined semi-annually. Included in services to affiliates revenue in the accompanying consolidated statements of operations is $78,756,000, $86,190,000 and $88,115,000 for services provided to United in 1994, 1995 and 1996, respectively.

     The Partnership, in the ordinary course of business, purchases services and rents facilities from United. For 1994, 1995 and 1996, respectively, operating expenses in the accompanying consolidated statements of operations include $14,290,000, $11,191,000 and $14,508,000 related to these services. In addition, operating expenses include $3,469,000, $3,272,000 and $4,096,000 related to marketing services provided the Partnership by USAir during 1994, 1995 and 1996, respectively.

                       APOLLO TRAVEL SERVICES PARTNERSHIP

     In the ordinary course of business, the Partnership provides network communication-related services to Galileo International, a related party through certain common ownership. During 1994, 1995 and 1996, respectively, the Partnership recognized revenues of $57,882,000, $55,878,000 and $54,819,000 related to these services.

     The Partnership utilizes data processing and facilities-related services provided by Galileo International. Total operating expenses included $5,618,000, $5,478,000 and $4,079,000 related to such charges by Galileo International during 1994, 1995 and 1996, respectively.

     The Partnership provides financial, network and management services to Galileo Japan Partnership, a related party through certain common ownership. Revenues from such services included in services to affiliates revenue in the accompanying consolidated statements of operations were $642,000, $358,000 and $595,000 during 1994, 1995 and 1996, respectively.

4. EQUIPMENT HELD FOR LEASE

     The Partnership leases computer equipment related to the Apollo system to travel agencies under operating leases, generally for terms up to five years. Such leases are generally noncancelable and contain damage clauses in the event of unilateral termination of the lease by the lessee. The following represents the cost and accumulated depreciation related to equipment held for lease at December 31, 1995 and 1996 (in thousands):

                                                             1995       1996
                                                             ----       ----
Cost.....................................................  $341,268   $335,255
Less: accumulated depreciation...........................   258,421    259,018
                                                           --------   --------
                                                           $ 82,847   $ 76,237
                                                           ========   ========

     Aggregate future minimum leasing fees expected under these leases are (in thousands):

1997.......................................................  $27,037
1998.......................................................   23,935
1999.......................................................   19,905
2000.......................................................   10,076
2001.......................................................    3,401
                                                             -------
                                                             $84,354
                                                             =======

5. CAPITAL LEASE AND OTHER LEASE COMMITMENTS

     The Partnership leases various office facilities and equipment under operating leases with terms of up to 10 years. Rental expense under operating leases was $3,789,000, $3,752,000 and $3,818,000 during 1994, 1995 and 1996, respectively. Included in rental expense was $924,000, $981,000 and $678,000 related to the rental of United facilities during 1994, 1995 and 1996, respectively.

     The Partnership also leases data processing equipment under capital leases. Equipment, at cost, and the related accumulated depreciation included the following amounts related to such leased equipment at December 31, 1995 and 1996, with lease amortization included in depreciation expense (in thousands):

                                                               1995     1996
                                                               ----     ----
Cost........................................................  $3,105   $3,105
Less: accumulated depreciation..............................   2,070    2,763
                                                              ------   ------
                                                              $1,035   $  342
                                                              ======   ======

                       APOLLO TRAVEL SERVICES PARTNERSHIP

     Future minimum lease payments under capital leases and noncancelable operating leases are (in thousands):

                                                              CAPITAL   OPERATING
                                                              -------   ---------
1997........................................................   $482      $2,146
1998........................................................              1,538
1999........................................................              1,265
2000........................................................                914
2001........................................................                788
Thereafter..................................................              1,932
                                                               ----      ------
Total future minimum lease payments.........................    482      $8,583
                                                                         ======
Less amounts representing interest..........................     15
                                                               ----
Present value of future minimum lease payments..............   $467
                                                               ====

6. PENSION PLANS

     The Partnership sponsors the defined benefit Apollo Travel Service Pension Plan, covering substantially all employees. The plan benefits are based on participant's years of service and annual compensation upon termination or retirement. The plan assets at December 31, 1996 are principally comprised of marketable equity securities, U.S. government and government agency bonds and short-term securities. The Partnership's policy is to fund amounts which comply with funding requirements under the Employee Retirement Income Security Act.

     In addition to the above, the Partnership sponsors a nonqualified supplemental defined benefit pension plan, the Apollo Travel Services Supplemental Retirement Plan, covering certain highly compensated employees. The plan benefits are based on years of service and annual compensation upon termination or retirement. The Partnership's policy is to fund benefits as they become payable to participants.

     The following sets forth the Partnership's obligations, funded status and pension costs related to the defined benefit plans at December 31, 1995 and 1996, as determined by an independent actuary (in thousands):

                                                                  1995        1996
                                                                  ----        ----
Actuarial present value of accumulated benefit obligation:
  Vested....................................................    $ 18,693    $ 20,833
  Nonvested.................................................       5,566       5,452
                                                                --------    --------
                                                                $ 24,259    $ 26,285
                                                                ========    ========
Actuarial present value of projected benefit obligation.....    $ 33,476    $ 34,446
Plan assets at fair value...................................     (16,524)    (24,638)
                                                                --------    --------
Projected benefit obligation in excess of plan assets.......      16,952       9,808
Unrecognized net gain (loss)................................      (4,123)      1,403
Unrecognized prior service cost.............................      (4,648)     (4,088)
Remaining unrecognized net transition obligation............      (2,423)     (2,221)
Adjustment required to recognize minimum liability..........       2,018
                                                                --------    --------
Pension liability recognized in balance sheet...............    $  7,776    $  4,902
                                                                ========    ========

                       APOLLO TRAVEL SERVICES PARTNERSHIP

     Net pension cost:

                                                         1994      1995       1996
                                                         ----      ----       ----
Service cost........................................    $2,947    $ 2,424    $ 3,140
Interest cost.......................................     1,828      2,011      2,325
Actual return on plan assets........................       149     (2,700)    (2,962)
Net amortization and deferral.......................       143      2,430      2,111
                                                        ------    -------    -------
Net periodic pension cost...........................    $5,067    $ 4,165    $ 4,614
                                                        ======    =======    =======

     The following sets forth the discount rate, expected long-term rate of return on assets and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligation:

                                                          1994     1995      1996
                                                          ----     ----      ----
Discount rate........................................     8.75%    7.25%     7.75%
Long-term rate of return.............................     9.00%    8.50%    10.00%
Salary scale.........................................     4.50%    4.00%     4.00%

     The effect of the change in the discount rate from 1995 was to decrease the projected benefit obligation by approximately $2,898,000 at December 31, 1996.

7. POSTRETIREMENT BENEFITS

     In addition to the above pension plans, the Partnership sponsors a defined benefit health care plan providing postretirement health care benefits to full-time employees who have worked at least ten years and have attained age 55 while in service with the Partnership. The plan is contributory with retiree contributions adjusted annually and contains other cost-sharing features such as deductibles and coinsurance. In addition, the plan provides certain former employees of United retiree flight benefits. The Partnership's policy is to pay benefits under this plan as incurred. During the years ended December 31, 1994, 1995 and 1996, respectively, benefits of approximately $20,000, $53,000 and $75,000 were paid to retirees under this plan.

     The following table presents the plan's financial status reconciled to amounts recognized in the Partnership's balance sheet at December 31, 1995 and 1996 (in thousands):

                                                              1995      1996
                                                              ----      ----
Accumulated postretirement benefit obligation:
  Vested...................................................  $ 4,233   $ 5,384
  Nonvested................................................   10,403    10,414
                                                             -------   -------
Accumulated postretirement benefit obligation..............   14,636    15,798
Unrecognized net loss......................................   (3,379)   (2,477)
Unrecognized prior service cost............................      993       870
                                                             -------   -------
Accrued postretirement benefit obligation..................  $12,250   $14,191
                                                             =======   =======

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (health care cost trend factor) was 12% and 11% for 1995 and 1996, respectively, and is assumed to decrease gradually to 6% for 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $460,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1996 by $53,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at

                       APOLLO TRAVEL SERVICES PARTNERSHIP

December 31, 1995 and 1996, respectively. The increase in the weighted-average discount rate from 1995 had the impact of decreasing the accumulated postretirement benefit obligation at December 31, 1996 by approximately $1,057,000.

     Net periodic postretirement benefit cost:

                                                         1994     1995     1996
                                                         ----     ----     ----
Service cost..........................................  $  745   $  695   $  847
Interest cost.........................................     898    1,005    1,089
Net amortization and deferral.........................     129       (3)      80
                                                        ------   ------   ------
Net periodic postretirement benefit cost..............  $1,772   $1,697   $2,016
                                                        ======   ======   ======

8. CONTINGENCIES

     On February 7, 1996, the Partnership became aware that Galileo International was notified by United that, in United's opinion, the method used to determine certain computer reservation system revenues was not in accordance with contractual agreements. Pursuant to a distribution agreement with Galileo International, the Partnership shares in the subject revenue and the Partnership could be obligated to refund any amounts collected in excess of contractual revenues. At December 31, 1996, the Partnership has provided for $3,481,000 of this contingency, representing the Partnership's share of the amount of refunds claimed by United from Galileo International for the period from November 1995 through December 1996. Based upon United's interpretations of the contractual agreements, the Partnership currently estimates the potential refund exposure to Galileo International for the subject revenues since the inception of the Partnership through December 31, 1996, ranges between $9,700,000 and $11,300,000. As of December 31, 1996, United has not pursued refunds for the period prior to November 1995 and no reserves have been provided for this period. The eventual outcome of this matter is uncertain and Galileo International is contesting United's interpretation of their contractual agreements.

     The Partnership also has certain other contingencies resulting from litigation and claims incident to the ordinary course of business. Management believes, after considering a number of factors, including (but not limited to) the views of legal counsel, the nature of contingencies to which the Partnership is subject and its prior experience, that the ultimate disposition of these contingencies is not expected to materially affect the Partnership's financial position and results of operations.

9. EVENT (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     During May 1997, Galileo International and United reached agreement to resolve the contingency described in Note 8 upon the consummation of certain transactions to be entered into between Galileo International and United. Upon consummation of this agreement, the Partnership's reserves of $3,481,000 at December 31, 1996 would be sufficient to provide for this contingency.

              List of countries where Galileo distributes products

                                 [GALILEO LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC registration fee........................................  $  256,469
NASD filing fee.............................................      30,500
NYSE listing fee............................................     450,000
Blue Sky fees and expenses..................................       5,000
Attorneys' fees and expenses................................     950,000
Accountants' fees and expenses..............................     525,000
Transfer Agent's and Registrar's fees and expenses..........      10,000
Printing and engraving expenses.............................     400,000
Miscellaneous...............................................     373,031
                                                              ----------
     Total..................................................  $3,000,000
                                                              ==========



     The amounts set forth above are estimates except for the SEC registration fee and the NASD filing fee.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the Company only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     The Company's Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases; or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Restated Certificate of Incorporation and Restated By-Laws provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

     Section 9 of the Underwriting Agreement (Exhibit 1.1 hereto) contains provisions for certain indemnification rights to the directors and officers of the Registrant.

     In addition, the Company maintains liability insurance for its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     In connection with the merger of Galileo International Partnership into a wholly owned limited liability company subsidiary of the Company, an aggregate of 88,000,000 shares of the Company's Common Stock and seven shares of the Company's Special Voting Preferred Stock will be issued to the partners of Galileo International Partnership. Such issuances will be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 1.1      Form of Underwriting Agreement.
 2.1**    Form of General Partnership Interest Purchase Agreement
          among United Air Lines Inc., Covia Corporation, U.S.
          Airways, Inc., USAM Corp., Air Canada, Resnet Holdings,
          Inc., Apollo Travel Services Partnership and Galileo
          International Partnership.
 2.2*     Form of Share Purchase Agreement between SAirGroup and
          Galileo International Partnership.
 2.3*     Form of General Share Purchase Agreement among Koninklijke
          Luchtvaart Maatschappij N.V., Galileo Nederland BV and
          Galileo International Partnership.
 2.4      Form of Agreement and Plan of Merger by and among the
          Registrant, Galileo International Partnership and Galileo
          International, L.L.C.
 3.1**    Form of Restated Certificate of Incorporation of Registrant.
 3.2      Form of Restated By-Laws of Registrant.
 4.1**    Form of Registration Rights Agreement among the Registrant and Covia Corp., USAM Corp., Resnet Holdings, Inc.,
          Distribution Systems Inc., Roscor A.G., Travel Industry
          Systems B.V., Retford Limited, Racom Teledata S.p.A.,
          Travidata Inc., Olynet Inc. and Coporga, Inc.
 4.2      Specimen Certificate representing Common Stock.
 5.1      Opinion of Shearman & Sterling as to the legality of the
          Common Stock.
10.1*     Form of Stockholders' Agreement among the Registrant,
          certain of its stockholders and certain related parties of such stockholders.
10.2      Form of Services Agreement among the Registrant, United Air
          Lines, Inc., US Airways, Inc. and Air Canada.
10.3      Form of Services Agreement between the Registrant and
          SAirGroup.
10.4      Form of Services Agreement between the Registrant and
          Koninklijke Luchvaart Maatschappij N.V.
10.5*     Form of Amended and Restated Non-Competition Agreement among the Registrant, certain of its stockholders and certain
          related parties of such stockholders.(c)
10.6*     Form of Marketing Cooperation and Sales Representations
          Agreement between United Air Lines, Inc. and the
          Registrant.(c)
10.7*     Form of Marketing Cooperation and Sales Representation
          Agreement between US Airways, Inc. and the Registrant.(c)
10.8      Form of Rights Waiver Agreement between SAirGroup and
          Galileo International Partnership.
10.9      Form of Rights Waiver Agreement between Koninklijke
          Luchvaart Maatschappij N.V. and Galileo International
          Partnership.
10.10     Form of Credit Agreements:
          (a) 364 day agreement
          *(b) 5 year revolving credit agreement

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
10.11     Hillmead Lease
10.12     Underlease, dated 1996, between The Galileo Company and
          Lucent Technologies Network Systems UK Limited.
10.13     Lease, dated March 1, 1997, between St. Martins Property
          Investments Limited and The Galileo Company.
10.14     Lease, dated December 2, 1987, between St. Martins Property
          Investments Limited and Galileo Distribution Systems
          Limited.
10.15     Englewood, Colorado Office Lease, dated April 18, 1988.
10.16     First Amendment to Englewood, Colorado Office Lease, dated
          June 23, 1988.
10.17     Rosemont Office Lease, dated March 31, 1995.
10.18     Term Master Lease Agreement, dated May 9, 1988, between IBM
          Credit Corporation and Covia Partnership.
10.19     Master Lease Agreement, dated November 11, 1988, between
          Comdisco, Inc. and Covia Partnership.
10.20     Software License Agreement, dated August 1, 1994, between
          Allen Systems Group, Inc. and Galileo International.
10.21     Master License Agreement between Candle Corporation and
          Galileo International Partnership.*
10.22     Foundation License between Galileo International and
          Computer Associates International, Inc.
10.23     Software License Agreement, dated February 29, 1996, between
          Sterling Software (U.S.A.), Inc. and Galileo International.*
10.24     Master Equipment Lease, dated November 19, 1991, between
          General Electric Capital Computer Leasing Corporation and
          Covia Partnership.
10.25     Master Equipment Lease, dated April 4, 1996, between AT&T
          Systems Leasing Corporation and Galileo International
          Partnership.
10.26     Dun & Bradstreet Software Services Agreement.
10.27     Cover Agreement, dated October 8, 1996, between Sprint
          Communications Company L.P. and Galileo International
          Partnership.
10.28     Agreement for Telecommunications Services, dated January 1,
          1996, between Societe Internationale de Telecommunications
          Aeronautiques and Galileo International Partnership.
10.29     Master Agreement for MCI Enhanced Services, dated February
          14, 1996, between MCI Global Resources, Inc. and Galileo
          International Partnership.
10.30     Communications Services Agreement, dated April 1, 1997,
          between Galileo International and AT&T Corp.
10.31     Galileo International Severance Plan.
10.32     Galileo International Savings and Investment Plan.
10.33     Galileo International car policy.
10.34     Galileo Retirement and Death Benefit Scheme.
10.35     Galileo International Employee Pension Plan.
10.36     Galileo International Flextrack Benefits Plan.

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
10.37     Form of Galileo International Distributor Sales and Service
          Agreement.
10.38     Form of Global Airline Distribution Agreement.
10.39     Miscellaneous Services Agreement between The Galileo Company and Galileo International Partnership.
10.40     Galileo International Retiree Medical Plan.
10.41     Galileo International, Inc. 1997 Stock Incentive Plan.
10.42     Galileo International, Inc. 1997 Non-Employee Director Stock
          Plan.
10.43     Form of Deferred Compensation Arrangements.
10.44     Galileo UK Health Benefit Policy.
10.45*    Employment Contract of James E. Barlett.
21.1      List of Subsidiaries.
23.1      Consent of KPMG Peat Marwick LLP.
23.2      Consent of Arthur Andersen LLP.
23.3      Consent of Shearman & Sterling (included in its opinion in
          Exhibit 5.1).*
23.4      Consent of Frederic F. Brace.
23.5      Consent of David A. Coltman.
23.6      Consent of James E. Goodwin.
23.7      Consent of Frank H. Rovekamp.
23.8      Consent of Georges P. Schorderet.
23.9      Consent of Derek Stevens.
24.1      Powers of Attorney (included as part of signature page).
27.1      Financial Data Schedule.**


---------------

(c) Exhibits for which Registrant is seeking confidential treatment for certain portions


  * To be filed by amendment


 ** Previously filed.


(B) FINANCIAL STATEMENT SCHEDULES.

     The schedules have been omitted because of the absence of circumstances under which they could be required.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the U.S. Underwriting Agreement and the International Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Rosemont, Illinois on June 27, 1997.


                                          Galileo International, Inc.


                                          By:     /s/ JAMES E. BARLETT

                                            ------------------------------------

                                                      James E. Barlett


                                               President and Chief Executive
                                                           Officer



                               POWER OF ATTORNEY



     The undersigned Directors and Officers of Galileo International, Inc. hereby constitute and appoint James E. Barlett, Paul H. Bristow and Babetta R. Gray, and each of them acting singly, as true and lawful attorneys-in-fact for the undersigned, with full power of substitution and resubstitution, for, and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any related registration statement and its amendments and exhibits filed pursuant to Rule 462(b) under the Act and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby or under any related registration statement or any amendment hereto or thereto, with full power and authority to do and perform each and every act and thing requisite and necessary or desirable, hereby ratifying and confirming all that each of such attorneys-in-fact or its substitute shall lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


               SIGNATURE                                    TITLE                          DATE
               ---------                                    -----                          ----

         /s/ JAMES E. BARLETT            Chairman of the Board of Directors,           June 27, 1997
---------------------------------------  President and Chief Executive Officer
           James E. Barlett              (principal executive officer)

          /s/ PAUL H. BRISTOW            Director, Senior Vice President and Chief     June 27, 1997
---------------------------------------    Financial Officer (principal financial and
            Paul H. Bristow                accounting officer)

          /s/ BABETTA R. GRAY            Director                                      June 27, 1997
---------------------------------------
            Babetta R. Gray


                                 EXHIBIT INDEX


                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                               PAGE
-------                           -----------                           ------------
 1.1      Form of Underwriting Agreement..............................
 2.1**    Form of General Partnership Interest Purchase Agreement
          among United Air Lines Inc., Covia Corporation, U.S.
          Airways, Inc., USAM Corp., Air Canada, Resnet Holdings,
          Inc., Apollo Travel Services Partnership and Galileo
          International Partnership...................................
 2.2*     Form of Share Purchase Agreement between SAirGroup and
          Galileo International Partnership...........................
 2.3*     Form of General Share Purchase Agreement among Koninklijke
          Luchtvaart Maatschappij N.V., Galileo Nederland BV and
          Galileo International Partnership...........................
 2.4      Form of Agreement and Plan of Merger by and among the
          Registrant, Galileo International Partnership and Galileo
          International, L.L.C........................................
 3.1**    Form of Restated Certificate of Incorporation of
          Registrant..................................................
 3.2      Form of Restated By-Laws of Registrant......................
 4.1**    Form of Registration Rights Agreement among the Registrant and Covia Corp., USAM Corp., Resnet Holdings, Inc.,
          Distribution Systems Inc., Roscor A.G., Travel Industry
          Systems B.V., Retford Limited, Racom Teledata S.p.A.,
          Travidata Inc., Olynet Inc. and Coporga, Inc................
 4.2      Specimen Certificate representing Common Stock..............
 5.1      Opinion of Shearman & Sterling as to the legality of the
          Common Stock................................................
10.1*     Form of Stockholders' Agreement among the Registrant,
          certain of its stockholders and certain related parties of such stockholders...........................................
10.2      Form of Services Agreement among the Registrant, United Air
          Lines, Inc., US Airways, Inc. and Air Canada................
10.3      Form of Services Agreement between the Registrant and
          SAirGroup...................................................
10.4      Form of Services Agreement between the Registrant and
          Koninklijke Luchvaart Maatschappij N.V......................
10.5*     Form of Amended and Restated Non-Competition Agreement among the Registrant, certain of its stockholders and certain
          related parties of such stockholders.(c)....................
10.6*     Form of Marketing Cooperation and Sales Representations
          Agreement between United Air Lines, Inc. and the
          Registrant.(c)..............................................
10.7*     Form of Marketing Cooperation and Sales Representation
          Agreement between US Airways, Inc. and the Registrant.(c)...
10.8      Form of Rights Waiver Agreement between SAirGroup and
          Galileo International Partnership...........................
10.9      Form of Rights Waiver Agreement between Koninklijke
          Luchvaart Maatschappij N.V. and Galileo International
          Partnership.................................................
10.10     Form of Credit Agreements:..................................
          (a) 364 day agreement.......................................
          *(b) 5 year revolving credit agreement......................

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                               PAGE
-------                           -----------                           ------------
10.11     Hillmead Lease..............................................
10.12     Underlease, dated 1996, between The Galileo Company and
          Lucent Technologies Network Systems UK Limited..............
10.13     Lease, dated March 1, 1997, between St. Martins Property
          Investments Limited and The Galileo Company.................
10.14     Lease, dated December 2, 1987, between St. Martins Property
          Investments Limited and Galileo Distribution Systems
          Limited.....................................................
10.15     Englewood, Colorado Office Lease, dated April 18, 1988......
10.16     First Amendment to Englewood, Colorado Office Lease, dated
          June 23, 1988...............................................
10.17     Rosemont Office Lease, dated March 31, 1995.................
10.18     Term Master Lease Agreement, dated May 9, 1988, between IBM
          Credit Corporation and Covia Partnership....................
10.19     Master Lease Agreement, dated November 11, 1988, between
          Comdisco, Inc. and Covia Partnership........................
10.20     Software License Agreement, dated August 1, 1994, between
          Allen Systems Group, Inc. and Galileo International.........
10.21     Master License Agreement between Candle Corporation and
          Galileo International Partnership.*.........................
10.22     Foundation License between Galileo International and
          Computer Associates International, Inc.
10.23     Software License Agreement, dated February 29, 1996, between
          Sterling Software (U.S.A.), Inc. and Galileo
          International.*.............................................
10.24     Master Equipment Lease, dated November 19, 1991, between
          General Electric Capital Computer Leasing Corporation and
          Covia Partnership...........................................
10.25     Master Equipment Lease, dated April 4, 1996, between AT&T
          Systems Leasing Corporation and Galileo International
          Partnership.................................................
10.26     Dun & Bradstreet Software Services Agreement................
10.27     Cover Agreement, dated October 8, 1996, between Sprint
          Communications Company L.P. and Galileo International
          Partnership.................................................
10.28     Agreement for Telecommunications Services, dated January 1,
          1996, between Societe Internationale de Telecommunications
          Aeronautiques and Galileo International Partnership.........
10.29     Master Agreement for MCI Enhanced Services, dated February
          14, 1996, between MCI Global Resources, Inc. and Galileo
          International Partnership...................................
10.30     Communications Services Agreement, dated April 1, 1997,
          between Galileo International and AT&T Corp.................
10.31     Galileo International Severance Plan........................
10.32     Galileo International Savings and Investment Plan...........
10.33     Galileo International car policy............................
10.34     Galileo Retirement and Death Benefit Scheme.
10.35     Galileo International Employee Pension Plan.................
10.36*    Galileo International Flextrack Benefits Plan...............

                                                                        SEQUENTIALLY
EXHIBIT                                                                   NUMBERED
NUMBER                            DESCRIPTION                               PAGE
-------                           -----------                           ------------
10.37     Form of Galileo International Distributor Sales and Service
          Agreement...................................................
10.38     Form of Global Airline Distribution Agreement...............
10.39     Miscellaneous Services Agreement between The Galileo Company and Galileo International Partnership.......................
10.40     Galileo International Retiree Medical Plan..................
10.41     Galileo International, Inc. 1997 Stock Incentive Plan.......
10.42     Galileo International, Inc. 1997 Non-Employee Director Stock
          Plan........................................................
10.43     Form of Deferred Compensation Arrangements..................
10.44     Galileo UK Health Benefit Policy............................
10.45*    Employment Contract of James E. Barlett.....................
21.1      List of Subsidiaries........................................
23.1      Consent of KPMG Peat Marwick LLP............................
23.2      Consent of Arthur Andersen LLP..............................
23.3      Consent of Shearman & Sterling (included in its opinion in
          Exhibit 5.1).*..............................................
23.4*     Consent of Frederic F. Brace................................
23.5      Consent of David A. Coltman.................................
23.6*     Consent of James E. Goodwin.................................
23.7      Consent of Frank H. Rovekamp................................
23.8      Consent of Georges P. Schorderet............................
23.9      Consent of Derek Stevens....................................
24.1      Powers of Attorney (included as part of signature page).
27.1      Financial Data Schedule.**..................................


---------------

(c) Exhibits for which Registrant is seeking confidential treatment for certain portions



  * To be filed by amendment



 ** Previously filed.